INTEGRAL™
SYSTEMS




Network Management

# 2008 Annual Report

# Highlights

| In thousands, except per share amounts | 2008 | 2007 | 2006 |
|---|---|---|---|
| | Fiscal Year Ended September 30, | | |
| Contract revenue | $160,170 | $128,654 | $116,531 |
| Gross profit | $ 60,222 | $ 42,346 | $ 37,809 |
| Income from operations | $ 25,096 | $ 16,892 | $ 17,556 |
| Net income | $ 18,174 | $ 12,826 | $ 12,339 |
| Diluted net income per share | $ 1.01 | $ 0.58 | $ 0.56 |
| Weighted average diluted number of common shares | 18,008 | 21,986 | 22,008 |
| EBITDA (Earnings before interest, taxes, depreciation, and amortization) | | | |
| Net income | $ 18,174 | $ 12,826 | $ 12,339 |
| Other income, net | -211 | -2,236 | -1,865 |
| Provision for income taxes | $ 7,133 | $ 6,302 | $ 7,082 |
| Depreciation and Amortization | $ 2,569 | $ 2,980 | $ 3,949 |
| EBITDA | $ 27,665 | $ 19,872 | $ 21,505 |



$160,170
$128,654
$116,531
$97,725
$90,311
2004
2005
2006
2007
2008


Contract revenue
in thousands of dollars



37.6%
32.4%
32.9%
30.4%
27.8%
2004
2005
2006
2007
2008


Gross margin



15.7%
15.1%
13.1%
11.1%
9.6%
2004
2005
2006
2007
2008


Operating margin

# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K*

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-18603

# INTEGRAL SYSTEMS, INC.
*(Exact Name of Registrant as specified in its charter)*

| | |
|---|---|
| **MARYLAND** | **52-1267968** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |

**5000 PHILADELPHIA WAY, LANHAM, MD 20706**
*(Address of principal executive offices and Zip Code)*

**Registrant's telephone number, including area code:**
**(301) 731-4233**

**Securities registered pursuant to Section 12(b) of the Securities Exchange Act:**
**Common Stock, $.01 par value**

**Securities registered pursuant to Section 12(g) of the Securities Exchange Act:**
**None**

Indicate by a check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☐ No ☑

Indicate by a check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act of 1934). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing price on March 31, 2008, the last business day of the Registrant's most recently completed second fiscal quarter, as reported on the NASDAQ National Market System, was approximately $246.2 million. Shares of common stock held by each officer and director have been excluded from this computation in that such persons may be deemed to be affiliates. This amount is provided only for purposes of this report on Form 10-K and does not represent an admission by the Registrant or any such person as to the status of such person.

As of December 17, 2008, the Registrant had issued and outstanding 17,250,334 shares of common stock.

* This document contains the Annual Report on Form 10-K as filed on December 24, 2008, with the Equity Compensation Plan Information in Item 12 of Part III as amended on December 31, 2008.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the 2009 Annual Meeting of Stockholders to be filed within 120 days after the Registrant's fiscal year ended September 30, 2008, are incorporated by reference into Part III of this Annual Report on Form 10-K.

## TABLE OF CONTENTS

**Forward-Looking Statements**

Certain of the statements contained in the Business section and in other parts of this 10-K, including "Item 1A. Risk Factors," and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations", including those under the headings "Fiscal 2009 Outlook" and "Liquidity and Capital Resources", are forward looking. In addition, from time to time, Integral Systems, Inc., a Maryland corporation (the "Company", "we", "us", "our"), may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "may", "will", "believe", "expect", "anticipate", "estimate", "continue", or other similar words, including but not limited to statements as to the intent, belief, or current expectations of the Company and its directors, officers, and management with respect to our future operations, performance, or positions or which contain other forward-looking information. These forward-looking statements are predictions. The future results indicated, whether expressed or implied, may not be achieved. Our actual results may differ significantly from the results discussed in the forward-looking statements. While we believe that these statements are and will be accurate, a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our statements. Our business is dependent upon general economic conditions and upon various conditions specific to us and to our industry and future trends cannot be predicted with certainty. Particular risks and uncertainties that may affect our business, other than those described elsewhere herein, include the risk factors described in "Item 1A. Risk Factors." When considering the forward-looking statements in this Form 10-K, you should keep in mind the risk factors and other cautionary statements set forth herein.

These forward-looking statements are based upon a variety of assumptions relating to our business, which may not be realized. Because of the number and range of the assumptions underlying our forward-looking statements, many of which are subject to significant uncertainties and contingencies beyond our reasonable control, some of the assumptions inevitably will not materialize and unanticipated events and circumstances may occur subsequent to the date of this document. These forward-looking statements are based on current information and expectations, and we assume no obligation to update. Therefore, our actual experience and the results achieved during the period covered by any particular forward-looking statement should not be regarded as a representation by us or any other person that these estimates will be realized, and actual results may vary materially. Some or all of these expectations may not be realized and any of the forward-looking statements contained herein may not prove to be accurate.

Factors, risks and uncertainties that could cause our actual results to vary materially from recent results or from anticipated future results are described below. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

- A significant portion of our revenue is derived from contracts or subcontracts funded by the U.S. government and is subject to the budget and funding process of the U.S. government.
- Our contracts and subcontracts are typically subject to termination without cause.
- Our contracts and subcontracts that are funded by the U.S. government are subject to U.S. government regulations and audits which include the acceptance of our reimbursable rates relating to overhead and selling, general and administrative expenses.
- Our contracts and subcontracts that are funded by the U.S. government are subject to a competitive bidding process that may affect our ability to win contract awards or renewals in the future.
- We enter into fixed-price contracts that could subject us to losses in the even that we have cost overruns.
- Our contracts and subcontracts are subject to competition, strict performance and other requirements.

- The incoming federal administration may reduce aerospace and defense spending, which could affect us adversely.
- Intense competition in the satellite ground system industry could affect our future financial performance.
- We are subject to risks associated with our strategy of acquiring or merging with other companies.
- We may be exposed to product liability or related claims with respect to our products.
- Our products may become obsolete due to rapid technological change in the satellite industry.
- Our business is subject to risks associated with international transactions.
- Our business is dependent on the availability of certain components and raw materials that we buy from suppliers.
- We depend upon attracting and retaining a highly skilled professional staff.
- We depend on the services of our key personnel.
- We depend upon intellectual property rights and risk having our rights infringed.
- The estimated backlog under our contracts is not necessarily indicative of revenues that will actually be realized under the contracts.
- U.S. government regulations require us to inform the government whenever we have credible evidence of a violation of certain federal criminal laws or a violation of the civil False Claims Act in connection with our government contracts and subcontracts.
- Performance of some of our U.S. government contracts may require certain security clearances.
- Some of our contracts are subject to security classification restrictions.
- The market price of our common stock may be volatile.
- Our quarterly operating results may vary significantly from quarter to quarter.
- We have substantial investments in recorded goodwill as a result of prior acquisitions, and changes in future business conditions could cause these investments to become impaired, requiring substantial write-downs that would reduce our operating income.
- The disruption, expense and potential liability associated with existing and future litigation against us could have a material adverse effect on our business, results of operations, financial condition and cash flows.
- We currently are subject to a formal Securities and Exchange Commission ("SEC") investigation and a related NASDAQ inquiry, which could require significant management attention and legal resources and could have a material adverse effect on us.

# PART I

## ITEM 1. BUSINESS

### Company Overview

Integral Systems, a Maryland corporation, provides complex solutions for satellite command and control, integration and test, data processing, signals analysis, and flight simulation. We design, develop, and integrate sophisticated solutions and provide services related to satellite ground systems and other communications and networking equipment. We believe that our integration capability is unique, as we have developed and own the key technologies used in our solutions. By controlling the pivotal technologies, we believe that we are able to provide solutions at significantly lower risk and cost on accelerated schedules as compared to our competitors. Since our founding in 1982, we have supported more than 200 different satellite missions for both commercial and government customers who perform communications, science, meteorology, and earth resource applications and our systems are fielded worldwide. Integral Systems' state of the art technology, algorithms, signals processing and integration processes are based on a commercial model that we have used to bring efficiencies into the government market, which is now our largest source of revenue. We believe that our blend of commercial and government customers, mature systems integration methodologies, and mix of software and hardware products positions us for sustained growth.

We are organized and report financially in three operating segments: Government Systems, Commercial Systems and Space Communications Systems.

***Government Systems***—provides ground systems products and services to the U.S. Federal Government. It is currently our largest segment in terms of revenue and consists of our core command and control business for government applications. Its primary customer is the U.S. Air Force.

***Commercial Systems***—provides ground systems products and services to commercial enterprises and international organizations. It consists of our core command and control business for commercial applications and three of our wholly-owned subsidiaries.

- SAT Corporation ("SAT") and Newpoint Technologies, Inc. ("Newpoint") offer complementary ground systems components and systems. These include turnkey systems, hardware and software for satellite and terrestrial communications signal monitoring, network and ground equipment monitoring, and control and satellite data processing.
- Integral Systems Europe S.A.S. ("ISI Europe"), our wholly-owned subsidiary in Toulouse, France, serves as the focal point for the support of all of our European business. ISI Europe pursues ground systems business in Europe and Africa for command and control, signal monitoring, and network management using our products.

***Space Communications Systems*** includes our wholly-owned subsidiary, Real Time Logic, Inc. ("RT Logic"), and Lumistar, Inc. ("Lumistar"), a wholly-owned subsidiary of RT Logic. RT Logic designs and builds satellite communications equipment and systems, primarily for military applications. This equipment is used in satellite tracking stations, control centers, spacecraft factories, and military range operations. Lumistar provides system level and board level telemetry products.

Our structure allows us to address a wide variety of customer needs from complete turn-key installations to targeted technology insertions into existing systems. This provides us with the ability to capture margins at each point in the value chain—from products to solutions—driving a consolidated margin that we believe is higher than traditional system integrators.

During the first quarter of 2008, we realigned our operating segments from four segments to three segments, eliminating the Corporate segment, to be in line with the way we are now internally managing our business. Prior period results have been reclassified to conform to the 2008 segment presentation. See Note 15 to the Notes to Consolidated Financial Statements for the reclassification of the corresponding information for the earlier periods due to the reportable segment reclassification.

**Industry Background**

Integral Systems primarily derives its revenues from customers in the aerospace and defense industry and, to a lesser extent, customers in other industries such as telecommunications and media. The aerospace and defense community is comprised of major government operations (including defense, civil, and homeland security) and large-scale commercial operators including satellite operators, communications companies and other media companies.

The space-related market continues to grow. According to The Space Report 2008: The Authoritative Guide to Global Space Activity, published by the Space Foundation, estimated global space-related revenue from government and private sources exceeded $250 billion in 2007, reflecting approximately an 11% growth over 2006. We provide products, systems, and services to address the infrastructure needs of this market, primarily for ground stations and terrestrial equipment. The estimated global ground station and equipment revenue market exceeded $30 billion in 2007 according to that report. Our commercially available products are at the core of all of the systems that we provide to this market. Our software and hardware products have led the way in driving down the acquisition and support costs for the systems that we deliver. We believe that we are well positioned to expand our product and service offerings into other areas of the satellite ground systems infrastructure.

**Our Solutions**

Our satellite ground systems products, systems, and services include low-cost, efficient, flexible satellite operations systems, signal monitoring systems, network management systems, and radio frequency ("RF") to Ethernet signal processing equipment and systems. The principal characteristics of our approach are as follows:

*Product Based Approach.* We have developed a comprehensive suite of commercially available products to address the satellite ground systems infrastructure market. We sell those products to systems integrators and end users. These products also provide the core around which we build all of our systems. We then further enhance our core products to provide additional capability to meet our customers' unique requirements. Our hardware products are almost all software defined, field programmable gate array ("FPGA") based products that can be customized through FPGA firmware development. Our software products have an Application Programming Interface ("API") that allows mission-unique features to be added to the system to satisfy any remaining requirements for the delivered system. We believe that this approach allows an initial capability to be implemented rapidly, reducing risk and cost for the program, and allowing system requirements to be fulfilled with minimum custom software development. We also offer our customers software support on our software products.

*Comprehensive Satellite Operations Ground Systems.* Our products range from RF converters to the software that drives the satellite operator's consoles. We believe that our range of products enables us to provide the complete ground system solution for satellite operations. Our products include products for real-time satellite control and monitoring, off-line data trending, orbit analysis, database configuration, and satellite communications. Our real-time products perform daily and routine satellite operations, including commanding, telemetry processing, and fault detection and correction. Our off-line data trending products support sustaining engineering functions, including trending and statistical analysis of data archived by the real-time system. Our orbit analysis products perform orbit determination and prediction functions to monitor and control the position of a satellite in space. Our database products define the telemetry and command characteristics and the desired orbital elements and tolerances for each satellite, which drives the real-time telemetry and commanding software. Our satellite communications products perform the complete RF to data bits signal processing for commanding, telemetry processing, and ranging operations.

*Software Defined Signal Processing Systems.* Our signal processing systems provide a wide range of processing functions for satellite, flight-test and launch range customers by utilizing FPGA based algorithms. These include modulation/demodulation, mission telemetry processing, commanding, ranging, signal monitoring and channel simulation. Similarly our network-based solutions provide signals over IP ("SIGoIP"), multiplexing, switching and remote site interoperability. Algorithms used for data processing include decoding, synchronization, formatting, digital/analog recording and playback, and cryptographic device interoperability. We believe that our ability to tailor these software defined products allows for rapid, low risk/cost delivery to customers. We also believe that the modular nature of these products provides the ability to provide a complete solution for a new ground station or a targeted upgrade of existing infrastructure. Further, we believe that our customers benefit from low life-cycle cost as fielded algorithms are easily modified to meet future mission changes.

*Network Management Systems.* We believe that we have developed a complete solution for managing and controlling ground station and hybrid network equipment. Our hardware element managers interface directly with ground processing and network equipment to gather status information and provide the channel for controlling the equipment. The element managers are controlled by our network management software which provides graphical representations of the ground and hybrid networks to show the status of equipment and communication links. Our network management systems are used in satellite ground stations, media broadcast stations, telecommunication networks, and oil and gas pipeline monitoring.

*Signal Monitoring Systems.* We provide satellite and terrestrial communications monitoring systems to detect, characterize, and identify interference and unauthorized users on those links. Our systems are also used by satellite operators worldwide to monitor the quality of the communications links they provide. Signal degradation can cost our customers significant amounts of lost revenue if their communications links do not provide the quality required by their service agreements. Interference is often a cause of signal quality degradation. Our systems operate autonomously to continuously sweep through the communications signal spectrum looking for interferers and unauthorized users on those links. Our systems are used to quickly detect, characterize, and identify the potential source of the interference. We provide a complete networked solution for our customers to allow them to place components of our system at remote unmanned sites to monitor the signals in view of those sites. The data gathered at the remote sites is passed back to a control center where it can be displayed and analyzed by the system and its operators.

*Systems Integration and Processes.* We have the ability to integrate and deliver turnkey satellite ground systems and can rapidly assemble the requisite hardware and software components needed for the ground systems, since in many cases the products required are built by us or by our subsidiaries. This ensures that our products are easily integrated, are proven, and are supportable as a system. We have extensive software development expertise, satellite procedure development expertise, and testing expertise to support our ability to deliver turnkey systems. We have government programs management expertise, management processes, including an Earned Value Management System ("EVMS") capability, and technical development processes that enable us to perform programs for the U.S. government.

**Our Strategy**

We provide satellite command and control systems, signal monitoring systems, and satellite signal processing systems for a wide variety of satellites and range systems. We intend to continue growing and integrating these core lines of business. Simultaneously, we are investing in new business and technology development and looking for potential future acquisitions to add additional growth capacity for government classified programs, unmanned aerial and surface programs, satellite payload programs, and other communications, control, and telemetry programs. Primary elements of our strategy include:

*Commercial Product Based Solutions.* Our strategy is to develop, acquire, or partner with other companies to acquire commercial products that complement our ground systems solutions. Commercial product-based solutions lower acquisition and sustainment costs for our customers, while reducing the time it takes to deliver a system. Accordingly, we have been able to drive down the price point for command and control systems by a factor of 10 since we entered the market with our commercial solution 15 years ago. We believe that this approach has enabled us to be a significant player in the commercial market and to gain a significant entry into the U.S. Air Force market with our Command and Control System—Consolidated ("CCS-C") contract win, described below. We have seen increased acceptance by the U.S. government for our commercial based systems. We anticipate this trend will continue as military and government budgets become tighter and program offices look for lower cost alternatives.

*Development or Acquisition of Additional Products.* It is our strategy to continue to develop products that have applications in both the government and commercial markets. We apply significant product development resources to enhance our products as well as develop new products. We continually look to acquire new products in the market as we endeavor to enhance strategically our product offerings in order to enable us to compete for larger programs and provide more complete systems solutions built around our products for our customers.

*Technological Leadership.* We intend to continue to commit substantial resources to further develop the next generation of our commercial off-the-shelf ("COTS") software and programmable hardware products upon which all of our delivered systems are built. In addition, because the satellite infrastructure industry increasingly requires that industry standards be met, we intend to adhere to existing and future industry standards and to participate in the further development of such standards.

*Strategic Alliances and Partnerships.* In addition to our own development and marketing organization, we have and intend to continue establishing partnerships with select third parties to assist us in integrating successfully our software products, implementing our command and control systems, expanding our system solution offerings, and developing new customer relationships.

*Integration with Complementary Products.* We believe that our ability to offer command and control software products that can integrate seamlessly with most satellite types and ground system components is a key competitive advantage. We also integrate our products with commonly used satellite signal processing hardware to provide a complete COTS solution and with complementary products, including visualization tools, geolocation software, and other support software solutions in order to seek to maintain a competitive advantage and to provide maximum flexibility for our customers.

*Sales, Support, Service, and Marketing Organizations.* We currently sell and support our software and systems through direct sales to satellite operators and systems integrators in North America, Europe, and Asia. From our headquarters in Lanham, Maryland and each subsidiary location, we perform worldwide marketing, sales and services, including direct marketing efforts with U.S. government organizations to capitalize on the growing acceptance of COTS solutions. Through our wholly-owned subsidiary, ISI Europe, we provide sales, marketing, support, and engineering services to the European market.

*Professional Services Capabilities.* We believe that providing comprehensive services and a high level of customer support is critical to our ability to maintain a leading position in command and control systems and to expand into new markets. We provide professional service offerings in areas such as hardware testing, pre- and post-sale hardware/software support, quality assurance, project installation management, satellite procedure development, mission unique development, and training. We believe that our ISO 9001:2000 processes help to ensure consistent delivery of high quality products and services.

## Our Products

Most of our revenue involves a combination of COTS software and hardware products together with custom development services for mission-specific requirements and systems integration as summarized below. We believe that we are well positioned in the industry to offer full-function ground systems, utilizing products from our RT Logic, Newpoint, SAT, and Lumistar subsidiaries.

*Command and Control Software.* **EPOCH IPS,** our COTS software product solution for satellite command and control is designed to operate a variety of satellites with minimum personnel. We believe that EPOCH IPS's success has placed us at the forefront of replacing antiquated satellite control centers with more efficient systems that can operate multiple satellites produced by many manufacturers. EPOCH IPS's open architecture, in combination with a graphical user interface and automated monitoring and control features, allows operators to monitor and control both their satellites and ground systems.

The EPOCH IPS product line includes the **EPOCH T&C Server** and **EPOCH Client** for satellite control and telemetry monitoring, **OASYS** for satellite orbital analysis, **Archive Manager** for telemetry data archive and trending, and **EPOCH Web Server** to provide access to real-time and historical satellite data via the internet. The **Task Initiator** product provides automation capabilities to automatically execute scheduled or event-initiated tasks. The **EPOCH Triggers** product provides for automated execution of system actions based on preprogrammed conditions.

All of these products combine to provide the complete infrastructure needed to operate a satellite. We have integrated the operation of these products to reduce the system integration time and the software development often needed when combining products from different vendors. This has allowed us to reduce our program development costs and systems delivery schedules for programs recently delivered and for future programs.

*Signal Monitoring.* Our wholly-owned subsidiary SAT offers a range of software products and turnkey systems for communications signal monitoring, including **MONICS**, a family of scalable products from single site to fully networked multi-site systems for satellite transponder monitoring and interference detection, **SAT-DSA**, a stand alone interference detection and analysis tool for satellite transponder monitoring and **SIGMON**, a turnkey system for monitoring and detecting terrestrial communications, signals, and interference.

*Equipment Monitoring and Control.* Our wholly-owned subsidiary Newpoint offers an integrated suite of products primarily for commercial users, including communications satellite operators, communications satellite users, and general-purpose telecommunications companies. Newpoint has two flagship products:
(1) **COMPASS**, which provides distributed monitoring and control of networked communications systems, and
(2) **MERCURY**, a rack-mountable smart box that provides monitoring and control of local network nodes and their associated ground equipment.

*Telemetry, Command and Military Range Processing.* Our wholly-owned subsidiary RT Logic offers a comprehensive set of products for satellite ground systems. The product line offers programmable hardware modules, firmware-based algorithms, and common software architecture. The suite of **TELEMETRIX** products supports telemetry processing, commanding, ranging, and remote site interfaces for a variety of applications, including tracking stations, control centers, spacecraft and payload integration, and launch range operations. The **T500** and **T501** products are used in satellite control centers to process the satellite telemetry and command links. The **T400**, **T70/70**, and **T720HDR** products are used at satellite ground stations to receive/transmit the satellite links. The **T400** product line also supports specialized signal processing and simulation applications.

Our indirect wholly-owned subsidiary Lumistar offers a wide selection of products that process telemetry down-links for the flight test, airborne, and satellite ground station markets. These include board-level and system-level products for frequency conversion, receiving, diversity combination, modulation/demodulation, bit/frame synchronization, simulation, and test transmitters. Lumistar also incorporates extensive third-party software into their products from board-level drivers to system-level control of device parameters allowing for the efficient integration of our products into larger applications.

**Development Services and Systems Integration**

We provide services to support mission-specific requirements for both government and commercial customers. Many of our ground systems contracts have a service component. Depending on the application, the services may include development of software applications to interface to and augment the COTS software products, integration of third-party hardware and software, and/or custom software development. We also provide post-delivery warranty and maintenance service for most of our standalone and turnkey systems. We believe that our expertise and experience in satellite systems and operations, computer software and hardware, engineering/mathematical analysis, and end-user applications allow us to provide ground systems that exceed traditional expectations on system performance, cost, and implementation schedule. Our experience, together with our innovative COTS software products and software tools, can reduce the risks of delays and cost overruns and lead time associated with ground systems development.

**Our Customers**

In general, there are four major applications for satellites: communications; military; remote sensing; and scientific research. We have customers in each of these areas and believe that the combination of our proven COTS software products and our strength as a systems integrator positions us well to serve as a total solutions provider for all of these applications.

*Commercial Communications Satellites.* We provide satellite command and control products for a variety of communications satellites. One of the principal advantages that our EPOCH products offer in the commercial sector is the ability to operate fleets of satellites from multiple vendors. We believe that this capability allows operators to reduce costs by consolidating their control centers and using a single software package to operate their satellite fleet. We also provide payload monitoring systems and software to satellite operators for monitoring quality of service and identification of interfering signals. Our ground equipment monitor and control software is also used by satellite operators to control the ground equipment in the control center and remote equipment sites. We also provide satellite signal processing hardware, primarily for military systems, to process satellite signals to/from command and control systems.

Our products are currently used to operate communications satellites from most of the major satellite manufacturers, including Boeing, Lockheed Martin, Space Systems Loral, Orbital Sciences, EADS, and Alcatel. Our fixed satellite service provider customers include Intelsat, SES, Protostar, Echostar, Loral Skynet, Shin Satellite, Measat, Asiasat, SatMex, Orbital Sciences, Optus, Worldspace, Sirius Satellite Radio, JSAT Corporation and B-SAT Corporation and others. All of these operators have purchased our products to operate all or part of their fleets of geosynchronous Earth orbit ("GEO") communications satellites.

*Military Applications.* We are a leading provider of command and control products for U.S. military communications satellites and provide ground systems software and equipment for multiple U.S. Department of Defense ("DoD") programs. Our products are used extensively in U.S. Air Force and U.S. Navy satellite control systems. Our customers include multiple aerospace prime contractors such as Lockheed Martin Corporation, Boeing Satellite Systems, Honeywell International, Inc., Northrop Grumman, and Raytheon Company. These customers subcontract to us to provide a portion of their solution or they purchase our products and then integrate them into satellite ground systems that they are delivering to the U.S. government.

We also sell directly to the DoD. The U.S. Air Force is our largest single customer, providing 53% of our 2008 consolidated revenues through prime contracts or subcontracts. We are the prime contractor with the U.S. Air Force Space and Missiles System Center ("SMC") for the CCS-C contract to upgrade the U.S. Air Force's satellite command and control system for its DSCS, Milstar, Advanced EHF, and Wideband Gapfiller satellites. In addition, we are the prime contractor for a contract with SMC, on behalf of the U.S. Air Force, Air Force Space Command, for the first developmental step (Block 10) of the Rapid Attack Identification, Detection, and Reporting System ("RAIDRS") program.

Our products support the processing of telemetry, commanding, and ranging data, performing generation, and reception of the RF links to and from on-orbit satellites. In addition, our products are used to receive telemetry data from the space lift ranges during the launch of military satellites and to test satellites at the place of manufacture.

*Remote Sensing and Meteorology.* We build command and control systems as well as payload and image data processing systems for meteorological satellites. Since our inception, we have provided ground systems for the U.S. National Oceanic and Atmospheric Administration ("NOAA"), including both their Geostationary Operational Environmental Satellite ("GOES") and Television Infrared Observational Satellite ("TIROS") programs. Our systems support mission operations, instrument data processing, simulation and flight software validation, and constitute the complete command and control system for the U.S. Air Force Defense Meteorological Satellite Program ("DMSP"), whose operations were transitioned to civilian control under NOAA's aegis.

High-performance ground systems are required to support earth resource satellites that provide military and civilian customers with accurate image data. We provide such command and control subsystems to Space Imaging/EOSAT and other operators.

*Scientific Research.* We support a variety of diverse and complex scientific missions and were selected by The Johns Hopkins University ("JHU") Applied Physics Laboratory ("APL") to support the first National Aeronautics and Space Administration ("NASA") Discovery Mission, the Near Earth Asteroid Rendezvous Program ("NEAR"). NEAR was the first in a series of low-cost, small-planet exploratory missions designed to gather data about asteroids in the solar system. APL chose us to provide our command and control products for the Timed, Contour, Stereo and Messenger, and Horizon science satellites. Our EPOCH IPS products formed the core of the mission's command and control ground systems and also supported the spacecraft integration and test ("I&T").

The National Space Program Office ("NSPO") for the Republic of China selected us to provide a complete multi-mission command and control system for their ROCSAT series of satellites. We also support small satellite missions in the United States such as Orbital Sciences Corporation's SeaStar and Microlab programs.

**Strategic Growth Initiatives**

Management has developed a strategic growth program keyed both to growing our core satellite ground station command and control and associated RF and digital communications businesses and to adding new capabilities and applications by acquiring specifically targeted product and development-oriented companies. Our growth program envisions expanding the footprint of the satellite ground station to include such areas as space and ground situational awareness, SATCOM systems and networks, unmanned aerial vehicle ("UAV") communication links, satellite payload control, mission planning, satellite communication networks, and others.

**Marketing**

During 2008, we established a consolidated business development team consisting of senior technical and leadership resources to better coordinate the continuing activities of our operations-based and program-oriented marketing program, while developing and implementing a strategic growth program. As noted in "Item 1. Business—Strategic Growth Initiatives", we have embarked on a strategic growth program keyed to growing our core satellite ground station command and control and associated RF and digital communications businesses and to adding new capabilities and applications by acquiring specifically targeted product and development-oriented companies.

We will continue to engage senior management, business area managers, and senior technical staff to develop and execute marketing plans, prepare and present proposals, collect marketing information dealing with current and future programs at existing and potential customers, and develop a network of industry marketing contacts through contract performance, informal briefings, participation in industry organizations and through published literature, industry-client and multi-client studies.

To complement our enhanced marketing efforts and strategic growth planning, we entered into an agreement with a public relations firm to organize and implement a continuous public relations program to ensure that our vision and strategic growth initiatives, together with current operating program successes and achievements, are effectively communicated and highlighted to our shareholders, our employees, our customers, the industry, and the equity markets as a whole. This approach to marketing is mirrored in our products, which are highly adaptable to growth and change in the requirements of each user.

We will continue to seek business we believe to be of long-term benefit based on considerations such as technical sophistication, favorable market positioning, and potential product spin-offs. Our marketing strategy capitalizes on and underscores our product mix, which is highly adaptable to marketplace growth and customer preferences.

**Research and Development (R&D)**

We believe that investment in R&D is important to our continued success. Part of our strategy is to understand the changing needs of our customers and then to be prepared to meet those needs as they arise through in the development of new programs or new program functions. We conduct R&D efforts to sustain and advance our technology base, to gain a competitive advantage, and to secure new contracts. Our efforts are more oriented to development than to research in a scientific sense, and we seek to leverage commercially available products when possible. The benefits of these investments are anticipated to further increase revenues during fiscal year 2009 and beyond. Expenditures for R&D totaled approximately $3.0 million, $2.5 million, and $2.6 million, for fiscal years 2008, 2007, and 2006, respectively. We anticipate making similar R&D investments at an increased level in the future to create new and improved products in support of our strategic growth initiatives.

**U.S. Government Contracts**

We provide satellite ground systems and engineering services to the U.S. government and to companies with prime contracts with the U.S. government. Our systems include a broad range of functions necessary for satellite mission support including ground station monitoring and control, satellite telemetry and command processing, mission planning, satellite orbit determination and maneuver planning, data archiving and analysis, and mission data processing and analysis. We provide our government customers complete operational ground systems as well as individual ground system components by utilizing our diverse suite of products.

Our Government Systems segment customers typically require extensive post-acquisition support to successfully implement our products. To address the unique requirements relating to the government, we seek to provide our customers with all of the necessary services required for mission success including program management, systems engineering and integration, software development, security engineering, and operations and maintenance support. In addition, to meet government program management and security requirements, we offer accredited EVMS and secure processing facilities.

Revenues from U.S. government contracts are derived from a combination of contracts with the U.S. government and subcontracts with other companies that have prime contracts with the U.S. government. Our U.S. government customers include the DoD, and civilian and classified government agencies. Specifically, our direct government customers (with respect to which our contracts are directly with the U.S. government) include the U.S. Air Force, NOAA, The Jet Propulsion Laboratory, Sandia National Laboratory, and APL. We also have subcontracts with major aerospace companies that support the U.S. government, including Lockheed Martin Corporation, Northrop Grumman Corporation, and The Boeing Company.

For fiscal years 2008, 2007, and 2006, approximately 82%, 80%, and 79%, respectively, of our revenues were derived from prime contracts or subcontracts funded by the U.S. government.

The U.S. Air Force represented 53%, 56%, and 55% of our revenues, respectively, for fiscal years 2008, 2007, and 2006 through prime contracts or subcontracts. We expect a significant amount of our revenue for fiscal year 2009 to continue to be derived from Air Force contracts and subcontracts since we have two large Air Force contracts with the SMC that are scheduled to continue earning significant revenue in fiscal year 2009. Under one contract, we are leading a team of subcontractors, on behalf of the Air Force Space Command, in building a system intended for global satellite communications interference detection, characterization, event reporting, and mission impact assessment. The system will assist U.S. owned, operated, or used space systems through delivery of a suite of RF interference sensors, geolocation equipment, and centralized control. Under another significant contract, we are leading a team of subcontractors to produce a modern, consolidated command and control infrastructure for the military's fleet of communication satellites, including MILSTAR, Advanced EHF, and Wideband Global Satellite.

U.S. government contracts are awarded by formal sealed bidding or negotiation. Negotiated procurements may, but do not necessarily, involve the solicitation of competitive proposals. If competitive proposals are solicited, the U.S. government selects the proposal most advantageous to it and may or may not conduct negotiations with the offerors before awarding the contract.

Many of the U.S. government programs in which we participate as a contractor or subcontractor extend for several years but are funded only on an annual basis. Accordingly, our contracts and subcontracts are subject to termination, reduction, or modification in the event of changes in the government's requirements or budgetary constraints. When we participate in a project as a subcontractor, we are subject to the risk that the prime contractor may fail or be unable to perform the prime contract. All of our U.S. government contracts and subcontracts also are subject to termination for "convenience," or without cause. In this situation, we would be reimbursed for allowable costs up to the date of termination and would be paid a proportionate amount of the fees attributable to the work actually performed.

Our books and records are subject to audit by the Defense Contract Audit Agency ("DCAA"). Such audits can result in adjustments to contract costs and fees. Thus far, we have not been required to make any material audit adjustments. Our Lanham-based government operations have been audited by the DCAA through the fiscal year ended September 30, 2004. Our RT Logic subsidiary has been audited by the DCAA through September 30, 2006. Newpoint, SAT, ISI Europe, and Lumistar are not currently subject to audits by the DCAA. In addition, we are required to self-report to the U.S. government any overpayments on our U.S. government contracts, and inform the appropriate federal agency inspector general whenever we have credible evidence of a violation of certain federal criminal laws or the civil False Claims Act in connection with our government contracts and subcontracts.

**Non-U.S. Government Contracts**

We also have contracts with commercial and international organizations. For fiscal years 2008, 2007, and 2006, approximately 18%, 20%, and 21%, respectively, of our revenues were derived from non-U.S. government contracts. These contracts are typically with commercial satellite operators, satellite manufacturers, aerospace systems integrators, telecommunications companies, and foreign governments. For these fiscal years, there was no one commercial customer that accounted for more than 10% of our revenue.

Some of our commercial contracts are with international organizations. For fiscal years 2008, 2007, and 2006, approximately 7%, 10%, and 11%, respectively, of our revenue was derived from international organizations. Various agencies and departments of the U.S. government regulate our ability to pursue business opportunities outside the United States. Exports of space-related products, services, and technical information require licenses granted by the U.S. government. We do not currently have blanket authorization for the export of our products, services, or technical information requiring such a license, and may not be able to obtain the necessary licenses or approvals on a per transaction basis. We currently have some contracts that are subject to currency fluctuations in foreign markets. The value of these contracts is not material and therefore no currency fluctuation mitigation contracts are presently in place. We may use foreign currency exchange contracts to mitigate currency fluctuation in the future if the volume of business increases.

Most of our commercial contracts are awarded competitively and are performed on a fixed-price basis. Typically, these contracts are for our products and/or turnkey systems that are delivered by us in time frames ranging from a few weeks to eighteen months. Payment is most often based on delivery milestones established in the contract. These contracts may include a warranty period that lasts one to two years. We offer our software support subscription on a fixed-price basis and customized support for the system on a fixed-price or time and material ("T&M") basis. Contracts may require us to post a performance bond, establish an irrevocable letter of credit, or agree to pay liquidated damages in the event of late delivery.

**Competition**

We routinely experience significant competition. Several large and small aerospace/defense contractors have developed satellite control systems either in-house as primary contractors or through subcontractors. As a result, some of our competitors are also current or potential customers. Our primary competitors include the following:

- Lockheed Martin Corporation
- Northrop Grumman Corporation
- General Dynamics Corporation
- Thales Alenia Space
- EADS Astrium
- Raytheon Company
- GMV Space Systems, Inc.
- Harris Corporation
- L-3 Communications Holdings, Inc.
- Space Systems/Loral
- Orbital Sciences Corporation
- ViaSat, Inc.
- Systems Engineering & Management Company (SEMCO)

Many of our competitors are significantly larger than we are and have greater financial resources than we have. Some of these competitors are divisions or subsidiaries of large, diversified companies that have access to the financial resources of their parent companies. We may not be able to compete effectively with these companies or maintain them as customers while competing with them on other projects. In addition, several smaller companies have specialized capabilities that compete with the capabilities we offer through our products and services. Our products also face competition from certain off-the-shelf products developed by the U.S. government for satellite command and control. We cannot predict how our competitive position may be affected by changing economic or competitive conditions, customer requirements, or technological developments. We principally obtain contracts and subcontracts through competitive procurements offered by the U.S. government or commercial enterprises.

**Backlog and Seasonality**

Our estimated backlog is as follows (in millions):

| | September 30, 2008 | September 30, 2007 | September 30, 2006 |
|---|---|---|---|
| Outstanding Commitments | $ 78.3 | $ 75.5 | $ 45.7 |
| General Commitments | 143.1 | 175.0 | 202.4 |
| Total | $221.4 | $250.5 | $248.1 |

Outstanding commitments consist of contracts where we have a firm commitment by the customer to provide specific products and/or services, frequently over an extended period of time. The increase in outstanding commitments backlog in fiscal 2008 relates primarily to major bookings including the GPS OCX Phase A award, several CCS-C programs and several RAIDRS contract modifications in our Government Systems segment, the Protostar 2 and White Sands programs in our Commercial Systems segment and the Lockheed Martin Hardware Recap and ICADS programs in our Space Communications Systems segment.

General commitments consist of contracts that have been awarded to us where our customer has certain contract options that management believes are likely to be exercised in the future. Contract options are our contractual agreement to provide future products or services in the event that the customer exercises those future options. The decrease in general commitments backlog in fiscal 2008 relates primarily to work progressing on some of our large projects in our Government Systems segment, which have anticipated funding increases in fiscal 2009 and future fiscal years.

Many of our contracts are multi-year contracts with option years, and portions of these contracts are carried forward from one year to the next as part of our contract backlog. Our total contract backlog represents management's estimate of the aggregate unearned revenues expected to be earned by us over the life of all of our contracts, including option periods. Because many factors affect the scheduling of projects, we cannot predict when revenues will be realized on projects included in our backlog. In addition, although contract backlog represents only business where we have written agreements with our customers, cancellations or scope adjustments may occur.

Accordingly, we believe that backlog is not necessarily indicative of future revenues. Our business is cyclical, but it is not seasonal to any significant extent. Our backlog typically is subject to fluctuations from quarter to quarter as existing contracts are renewed or new contracts are awarded.

**Raw Materials**

We require the use of various raw materials, including racks, chassis, servers, single-board-computers, printed wiring boards, and cables in our assembly processes. These raw materials are used primarily in our Space Communications Systems segment. We purchase a variety of manufactured component parts from various suppliers. At times, we concentrate orders among a few suppliers in order to strengthen our supplier relationships and receive quantity discounts. Raw materials and component parts are generally available from multiple suppliers at competitive prices.

We have several cooperation agreements with a French supplier for certain modem systems that we further customize and deliver to our customers. These agreements are subject to termination by either party at any time. To date, the relationship with the supplier is very good. The agreements provide for the support of delivered product in the event of agreement termination. However, an unanticipated termination of the cooperation agreements could be disruptive to our generation of revenues as we would be unable to bid on additional work that depends on these modems.

**Proprietary Rights**

We regard our products as proprietary trade secrets and confidential information. We rely on a combination of common law copyright and trade secret laws, third-party nondisclosure agreements, and other industry-standard methods for protecting ownership of our proprietary software, hardware, and systems. Therefore, none of our software, hardware, or systems are patented. In spite of these precautions, however, an unauthorized third party could obtain and use information that we consider proprietary. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. During 2008, we reviewed our intellectual property inventory and commenced a process to evaluate a potential intellectual property and trademark filings in the future. We do not have confidentiality agreements with all of our employees. We believe that we have all necessary rights to market our products, although it is possible that third parties will assert infringement claims in the future.

## Employees

As of September 30, 2008, we had approximately 569 full-time employees. Competition for highly skilled employees is intense. We believe that our employees and their knowledge and capabilities are a major asset and we have been successful in attracting and retaining skilled employees in our core business areas. We believe that our overall relations with our employees are good. None of our employees are covered by collective bargaining agreements.

## Available Information

Our headquarters is located at 5000 Philadelphia Way, Lanham, Maryland 20706. Our telephone number is (301) 731-4233. Our web site address is www.integ.com.

We make available free of charge on our internet web site our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics and the charters of the Audit Committee, Compensation Committee and Nominating Committee of our Board of Directors are also posted on our website at www.integ.com/CorporateGovernance. Stockholders may also request copies of these documents by writing to our Corporate Secretary at 5000 Philadelphia Way, Lanham, MD 20706.

## ITEM 1A. RISK FACTORS

In addition to the other information set forth in this Annual Report on Form 10-K, careful consideration of the following factors, which could materially affect our business, financial condition, cash flows, or future results, is recommended. Any one of these factors could cause our actual results to vary materially from recent results or from anticipated future results. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition, and/or operating results.

- **A significant portion of our revenue is derived from contracts or subcontracts funded by the U.S. government.**

The following table lists the approximate revenues, as a percentage of our total revenues, derived from contracts funded by the U.S. government and by one particular agency of the U.S. government, the Department of the Air Force, for fiscal years 2008, 2007, and 2006.

| Time Period | Percentage of revenues derived from contracts and subcontracts funded by the U.S. government | Percentage of revenues derived from contracts and subcontracts funded by the Department of the Air Force |
|---|---|---|
| Fiscal year 2008 | 82% | 53% |
| Fiscal year 2007 | 80% | 56% |
| Fiscal year 2006 | 79% | 55% |

We expect that U.S. government business, primarily derived from Department of the Air Force contracts and subcontracts, is likely to continue to account for a significant portion of our revenues in the future. Our financial performance may be adversely affected by changing U.S. government procurement practices and policies as well as declines in U.S. government civilian and defense agency spending. The factors that could have a material adverse effect on our ability to win new contracts with the U.S. government, or retain existing contracts, include the following:

- budgetary constraints;
- changes in U.S. government funding levels, programs, policies, or requirements;

- technological developments;
- changes in level of U.S. government funds available for services that we provide;
- the adoption of new laws or regulations; and
- global economic conditions.

Some of our U.S. government contracts individually contribute a significant percentage of our revenues. Our single largest contract with the Department of the Air Force represents approximately 21% of our revenues for fiscal year 2008 and a small number of other large U.S. government contracts are likely to continue to account for a significant percentage of our revenues in the future. Termination of any of these contracts or our inability to renew or replace these contracts when they expire for any reason could have a material adverse effect on our business, financial condition, or results of operations.

- **Our contracts and subcontracts that are funded by the U.S. government are subject to termination without cause by the U.S. government.**

All of our contracts and subcontracts that are funded by the U.S. government are subject to termination by the U.S. government for "convenience," which means termination without cause. Should the U.S. government terminate a contract without cause, we would be reimbursed for allowable costs incurred through the date of termination and would be paid a proportionate amount of the stipulated profits or fees attributable to work actually performed. Termination of any of our significant U.S. government contracts could have a material adverse effect on our business, financial condition, or results of operations.

- **Our contracts and subcontracts that are funded by the U.S. government are subject to U.S. government regulations and audits, which include the acceptance of our reimbursable rates relating to overhead and selling, general and administrative expenses.**

U.S. government contracts require compliance with various contract provisions and procurement regulations. The adoption of new or modified procurement regulations could have a material adverse effect on our business, financial condition, or results of operations or increase the costs of competing for or performing U.S. government contracts. Any violation of these regulations by us could result in the termination of the contracts, imposition of fines, or exclusion from U.S. government contracting and U.S. government-approved subcontracting for some specific time period. In addition, our contract costs and revenues are subject to adjustment as a result of audits by the DCAA and other U.S. government auditors. We reflect any adjustments required by U.S. government auditors in our financial statements. Although we have thus far not been required to make any material audit adjustments, it is possible that adjustments will be required in the future. In addition, we are required to self-report to the U.S. government any overpayments on our U.S. government contracts, and to inform the appropriate federal agency inspector general whenever we have credible evidence of a violation of certain federal criminal laws or the civil False Claims Act in connection with our U.S. government contracts and subcontracts. Any such disclosures by us could subject us to a formal investigation, fines and civil or criminal prosecution, which could require significant management attention and legal resources and could have a material adverse effect on us. The knowing failure to timely disclose to the U.S. government credible evidence of a violation of certain federal criminal laws or the civil False Claims Act in connection with our U.S. government contracts and subcontracts, or a significant overpayment on one of our contracts, could result in our exclusion from U.S. government contracting and U.S. government-approved subcontracting for some specific period.

- **Our contracts and subcontracts are generally subject to a competitive bidding process that may affect our ability to win contract awards or renewals in the future.**

Our contracts generally are awarded to us through a formal competitive process in which we may have many competitors. Upon expiration, these contracts may be subject, once again, to a competitive renewal process if applicable. We may not be successful in winning contract awards or renewals in the future. Our failure to renew or replace existing contracts when they expire could have a material adverse effect on our business, financial condition, or results of operations.

Our contracts and subcontracts with U.S. government agencies are subject to competition and awarded on the basis of technical merit, personnel qualifications, experience, and price. Our business, financial condition, and results of operations could be materially affected to the extent that U.S. government agencies believe our competitors offer a more attractive combination of the foregoing factors. In addition, new U.S. government contract awards are subject to protest by competitors at the time of award that can result in the re-opening of the competition or evaluation process, the award of the subject contract to a competitor, or the reopening of the sealed bidding process. We consider bid protests to be a customary element in the process of procuring U.S. government contracts.

- **Our contracts and subcontracts that are funded by the U.S. government are subject to the budget and funding process of the U.S. government.**

Many of the U.S. government programs in which we participate as a contractor or subcontractor extend for several years but are funded only on an annual basis. Accordingly, our contracts and subcontracts are subject to termination, reduction, or modification in the event of changes in the U.S. government's requirements funding priorities or budgetary constraints. Budget decisions by the U.S. government may have long-term consequences for our size and structure and that of the defense industry. If one or more of our programs is reduced, extended, or terminated, our business, financial condition, or results of operations could be adversely affected.

U.S. government contracts are conditioned upon the continuing availability of Congressional funding and are typically subject to modification or termination in the event of changes in funding. Congress usually allocates funds on a fiscal-year basis even though contract performance may take several years. At the onset of a major program, the contract is usually incrementally funded, and additional funds are normally committed to the contract by the procuring agency as funds are made available by Congress for future fiscal years. Contractors often experience revenue uncertainties during the first quarter of the U.S. government's fiscal year, which begins October 1, until differences between budget requests and appropriations are resolved. To date, Congress has funded all years of the multi-year major program contracts for which we have served as prime contractor or subcontractor, but this may not continue in the future.

- **We enter into fixed-price contracts that could subject us to losses in the event that we have cost overruns.**

A significant portion of our revenues are generated from the sale of services and products to commercial and government customers. Many of our contracts are for a fixed price and can subject us to substantial risks relating to unexpected cost increases and other factors outside of our control. Our revenues on fixed-price contracts are generally recognized on a percentage-of-completion basis and we calculate an estimate of completion to determine revenue for each fixed-price project. As a result, contract price and cost estimates on fixed-price contracts are reviewed periodically as the work progresses, and adjustments are reflected in income in the period when the estimates are revised. We may fail to anticipate technical problems, estimate costs accurately, or control costs during performance on a fixed-price contract. Any of these failures may reduce our profit or cause a loss under our commercial contracts.

- **Our commercial contracts are subject to competition, strict performance obligations and other requirements.**

Under the terms of our commercial contracts, we typically must agree to meet strict performance obligations and project milestones, which we may not be able to satisfy. Our failure to meet these performance obligations and milestones permits the other party to terminate the contract and, under certain circumstances, recover liquidated damages or other penalties from us, any of which events could have a material adverse effect on our business, financial condition, or results of operations.

- **Intense competition in the satellite ground systems industry could harm our financial performance.**

The satellite ground system industry is very competitive and marked by continuous technological challenges. Several large aerospace/defense contractors have developed satellite control systems either in-house as primary contractors or through subcontractors. As a result, some of our competitors are also current or potential customers.

Many of our competitors are significantly larger than we are and have greater financial resources than we have. Some of these competitors are divisions or subsidiaries of large, diversified companies that have access to the financial resources of their parent companies. We may not be able to compete effectively with these companies or maintain them as customers while competing with them on other contracts. In addition, several smaller companies have specialized capabilities that compete with the capabilities we offer through our products and services. Our products also face competition from certain off-the-shelf products developed by the U.S. government for satellite command and control. We cannot predict how our competitive position may be affected by changing economic or competitive conditions, customer requirements, or technological developments. We principally obtain contracts and subcontracts through competitive procurements offered by the U.S. government or commercial enterprises. We may not be able to compete successfully.

- **The new federal administration may reduce aerospace and defense spending, which could adversely affect our business.**

In January 2009, a new federal administration will take office, and it is widely expected that the new federal administration may reduce defense spending. If defense spending is reduced, it may affect our contracts or our ability to win additional defense contracts, which could have a material adverse effect on our business, financial condition, or results of operations.

- **We are subject to risks associated with our growth strategy and acquiring other companies.**

We may continue to look for complementary businesses to acquire so that we can strengthen and expand our core business; however, we may not be able to find any attractive candidates or favorable acquisition terms proposed by potential acquisition candidates. We may compete with other companies for these acquisition candidates, which may make an acquisition more expensive for us. Instability in the U.S. securities markets and volatility in our stock price may make acquisitions with our stock more expensive. If we seek to fund acquisitions with borrowed funds, we may not be able to obtain such funds on favorable terms or at all, particularly in light of the current difficulties in the credit markets. If we are unable to identify and acquire suitable candidates, we may not be able to expand beyond the growth that we have experienced in the past several fiscal years. Accordingly, our acquisition strategy may not improve, and could possibly weaken, our overall business, financial condition, and results of operations.

- **We may be exposed to product liability or related claims with respect to our products.**

Our products are mission-critical parts of sophisticated and extremely expensive satellite and range safety systems. Should a satellite mission fail, should the system's service become unavailable due to a failure or malfunction in the ground system, or should a space launch vehicle be destroyed as a result of malfunction, we could be sued for product liability or related claims. Moreover, we have found obtaining insurance to cover product liability claims to be impractical and not cost effective. Any product liability or related claim could therefore have a material adverse effect on our business, financial condition, or results of operations.

- **Our products may become obsolete due to rapid technological change in the satellite industry.**

Any of our products could become obsolete at any time due to rapid technological changes in the satellite industry. In addition, we may not be able to update our products quickly enough to remain competitive. The rapid pace of technological change in our industry exposes us to risk of loss due to the development of superior technologies by our competitors. We are also dependent upon technologies developed by third parties for integrating our ground systems with a variety of satellite systems. To the extent that we cannot obtain necessary technologies from third parties, our business, financial condition, or results of operations could be materially adversely affected. Furthermore, as land-based telecommunications services expand, demand for certain types of satellite-based services, such as the services we provide, may be reduced. New technology used by our competitors could render satellite-based services less competitive by satisfying consumer demand in alternative ways or through the use of telecommunications standards that are incompatible with our products. In addition, our success depends on our ability to introduce innovative products and services on a cost-effective and timely basis.

- **Our business is subject to risks associated with international transactions.**

For fiscal year 2008, approximately 7% of our revenue was derived from our international operations. Conducting business in countries outside the United States carries additional managerial, operational, legal, and political risks. These operations are vulnerable to changes in government regulations and telecommunications standards, tariffs or taxes, and other trade barriers. Our agreements relating to foreign operations may be enforceable only in foreign jurisdictions, which could make it difficult for us to enforce our rights.

We currently have several contracts that are subject to currency fluctuations in foreign markets. The value of these contracts is not material. To mitigate currency fluctuation, we may periodically use foreign currency exchange contracts. If we enter into these types of contracts in the future, the limited availability of U.S. currency in certain local markets could prevent a contracting party from making payments to us in U.S. dollars or exchange rate fluctuations could adversely affect our revenues. We may not enter into foreign currency exchange contracts to mitigate currency fluctuation in the future or, even if we do enter into such hedging transactions, they may not protect us from currency fluctuations.

Various agencies and departments of the U.S. government regulate our ability to pursue business opportunities outside the United States. Exports of space-related products, services, and technical information require licenses granted by the U.S. government and are subject to International Traffic in Arms Regulations ("ITAR"). We do not currently have blanket authorization for export of our products and services and may not be able to obtain such authorization in the future. In addition, we may not be able to obtain necessary licenses or approvals on a per-transaction basis, and our inability to do so, or our failure to comply with the terms of the authorization when granted, could have a material adverse effect on our business, financial condition, or results of operations.

- **Our business is dependent on the availability of certain components and raw materials that we buy from suppliers.**

Through our RT Logic and Lumistar subsidiaries, we have several cooperation agreements with a French supplier for certain modem systems that we further customize and deliver to our customers. These agreements are subject to termination by either party. The agreements provide for the support of delivered product in the event of agreement termination. However, our business could be adversely impacted by factors affecting our supplier (such as the destruction of our suppliers' facilities or their distribution infrastructure, a work stoppage or strike by our suppliers' employees, or the failure of our suppliers to provide materials of the requisite quality), or by increased costs of such raw materials or components if we were unable to pass along such price increases to our customers. Because we maintain a relatively small inventory of raw materials and component parts, our business could be adversely affected if we were unable to obtain these raw materials and components from our suppliers in the quantities we require or on favorable terms, and an unanticipated termination of the cooperation agreements could be disruptive to revenue attainment as we would be unable to bid on additional work that depends on these modems.

- **We depend upon attracting and retaining a highly skilled professional staff.**

Our success will depend in part upon our ability to attract, retain, train, and motivate highly skilled employees, particularly in the area of information technology. We face significant competition for employees with the computer and technology skills required to perform our services and create our products. In addition, we must often comply with provisions in U.S. government contracts that require specified levels of education, work experience, and security clearances for our employees. We may not be successful in attracting a sufficient number of highly skilled and qualified employees in the future. For all of these reasons, the loss of our key technical personnel, or our inability in the future to attract key employees or to relocate them as required by customers, could have a material adverse effect on our business, financial condition, or results of operations.

- **We depend on the services of our key personnel.**

Our success depends to a significant degree on our key management personnel, especially the following:

- John B. Higginbotham, Chief Executive Officer and President
- William M. Bambarger, Jr., Chief Financial Officer and Treasurer
- Stuart C. Daughtridge, Executive Vice President, Space Communications Systems Division
- James G. Schuetzle, Executive Vice President, Government Division
- James B. Kramer, Senior Vice President, Commercial Division
- Jeffrey A. Rosolio, Executive Vice President, Human Resources and Administration and Secretary

We have employment agreements with all of these individuals, except for James B. Kramer. The loss of any one of these key management personnel could have a material adverse effect on our business, financial condition, or results of operations. We do not maintain key man life insurance policies on any members of management.

- **We depend upon intellectual property rights and risk having our rights infringed.**

Much of our business is derived from work product, software programs, designs, algorithms, methodologies, and other information that we have privately developed. We have historically not sought patent protection for our software, hardware, and systems. Although we seek to protect our intellectual property with a combination of common law and registered trademarks and copyrights, and software license and confidentiality agreements with third parties, these measures may not prevent unauthorized disclosure or use of our technical knowledge, practices, or procedures. There is also no guarantee that others may not independently develop similar knowledge, practices, or procedures. In addition, the laws of some foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. Moreover, we do not have confidentiality agreements with all of our employees. Disclosure or loss of control over our privately developed information could have a material adverse effect on our business, financial condition, or results of operations. We may also be subject to litigation to defend against infringement claims. Any litigation with respect to our intellectual property rights would be costly and could divert management's attention, either of which could have a material adverse effect on our business, financial condition, or results of operations. Adverse determinations in litigation involving our intellectual property could:

- result in the loss of our intellectual property rights;
- subject us to significant liabilities;

- require us to seek licenses from third parties; or
- prevent us from selling our services or products.

Any one of the foregoing consequences could have a material adverse effect on our business, financial condition, or results of operations.

Under some U.S. government contracts, we may develop software that in the future we may decide to commercialize. In order to commercialize that software, we might need to invest additional R&D funds to re-market the software as a commercial product. If the product was developed using any government funding, government regulations and contract provisions may prevent us from selling the resulting product to any government agencies. If the primary market for a potential product is government agencies, we may not be able to recover the invested funds through our sales of the product. In addition, the government may acquire certain rights to software programs we develop that are funded under government contracts or subcontracts and may disclose information with respect to those programs or products to third parties, including our competitors.

- **The estimated backlog under our U.S. government contracts is not necessarily indicative of revenues that will actually be realized under those contracts.**

Many of our U.S. government contracts are multi-year contracts and contracts with option years, and portions of these contracts are carried forward from one year to the next as part of our contract backlog. Backlog means the total value of all contracts less the revenues earned to date on those contracts. The estimated backlog under a U.S. government contract is not necessarily indicative of revenues that will actually be realized under that contract. Congress normally appropriates funds for a given program on a fiscal-year basis, even though actual contract performance may take many years. As a result, contracts ordinarily are only partially funded at the time of award, and additional monies are normally committed to the contract by the contracting agency as Congress makes appropriations in subsequent fiscal years. It is possible that Congress will not appropriate funds or that procuring agencies will not commit funds to our U.S. government contracts for their anticipated terms. In addition, most of our U.S. government contracts have an initial term of one year plus a number of option years. The U.S. government may not extend a particular contract through its option years. Certain of our large contracts provide that we will not receive payment until the services under those contracts are requested and performed. Cancellations or adjustments in the terms of these contracts could occur. In addition, our services under these contracts may not be requested at currently anticipated levels in the future.

- **Performance of some of our U.S. government contracts may require security clearances.**

Certain of our contracts with U.S. government agencies require that some of our employees and procedures meet security clearance requirements. If problems develop meeting security clearance requirements, those problems could materially limit our ability to perform these contracts.

- **Some of our contracts are subject to security classification restrictions.**

We derive some of our revenues and profits from programs that are subject to security classification restrictions (restricted business), which could limit our ability to discuss details about these programs, their risks or any disputes or claims relating to such programs. As a result, investors might have less insight into our restricted business than our other businesses or could experience less ability to evaluate fully the risks, disputes or claims associated with restricted business.

- **The market price of our common stock may be volatile.**

The market price of securities of technology companies has historically faced significant volatility. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. Many factors that have influenced trading prices will vary from period to period, including:

- actual or anticipated operating results;
- growth rates;
- changes in estimates by analysts;
- market conditions in the industry;
- changes in our earnings and revenues or quarterly operating results;
- announcements by competitors;
- announcements, if any, with respect to our exploration of strategic alternatives;
- regulatory actions; and
- general economic conditions.

Adverse developments with respect to any of these events could result in a material adverse effect on the market price of our common stock.

- **Our quarterly operating results may vary significantly from quarter to quarter.**

Our revenues and earnings may fluctuate from quarter to quarter based on factors that include the following:

- the number, size, and scope of our contracts;
- equipment purchases and other expenditures required for our business;
- bid and proposal efforts undertaken;
- delays;
- employee productivity;
- adequacy of provisions for losses;
- accuracy of estimates of resources required to complete ongoing contracts; and
- general economic conditions

Demand for our products and services in each of the markets we serve can vary significantly from quarter to quarter due to revisions in customer budgets or schedules and other factors beyond our control. Due to all of the foregoing factors, our results of operations may fall below the expectations of securities analysts and investors in a particular period. In this event, the market price of our common stock would likely be materially adversely affected.

- **We have substantial investments in recorded goodwill as a result of prior acquisitions, and changes in future business conditions could cause these investments to become impaired, requiring substantial write-downs that would reduce our operating income.**

Goodwill accounts for approximately $51.4 million, or 34.93%, of our recorded total assets as of September 30, 2008. We evaluate the recoverability of recorded goodwill amounts annually, or when evidence of potential impairment exists. The annual impairment test is based on several factors requiring judgment. Principally, a decrease in expected reporting unit cash flows or changes in market conditions may indicate potential impairment of recorded goodwill. If our goodwill were to become significantly impaired, this would require substantial write downs that could materially adversely affect our results of operations and financial condition.

- **The disruption, expense, and potential liability associated with existing and future litigation against us could have a material adverse effect on our business, results of operations, financial condition, and cash flows.**

We may be subject to various legal proceedings and threatened legal proceedings from time to time. Any litigation, regardless of its merits, could significantly divert management's attention from our operations and result in substantial legal fees being borne by us. Further, actions that have been or will be brought against us may be resolved in our favor or, if significant monetary judgments are rendered against us, we may not have the ability to pay such judgments. Such disruptions, legal fees, and any losses resulting from these claims could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

- **We are currently subject to a formal investigation by the SEC and a related inquiry by NASDAQ, which could require significant management attention and legal resources and could have a material adverse effect on us.**

As previously disclosed, the SEC has issued a formal order of investigation, and NASDAQ has initiated a related inquiry. The investigation and inquiry include questions as to whether Gary A. Prince was acting as a de facto executive officer of the Company prior to his promotion to the position of Executive Vice President and Managing Director of Operations of the Company in August 2006 and questions as to whether Mr. Prince was practicing as an accountant before the SEC while an employee of the Company. See "Item 3. Legal Proceedings." The Board of Directors of the Company has established a Special Committee of independent directors of the Company to supervise our responses to such investigation and inquiry and to investigate related matters. The Special Committee has retained the law firm of Foley Hoag LLP to serve as its independent counsel. We are cooperating fully with the SEC and NASDAQ. We are unable to determine at this time either the timing of the investigation and inquiry, the impact, if any, which the investigation and inquiry could have on us, or the outcome of the investigation or the inquiry.

**Risks Related to our Restatement of our Unaudited Interim Financial Statements**

- **We may become subject to liability and incur increased expenditures as a result of our restatement of our financial statements.**

We and certain of our former and existing officers are the subject of a purported class action lawsuit filed on December 15, 2008, following our December 11, 2008 announcement that we would be restating our unaudited interim financial statements for the first three quarters of fiscal year ended September 30, 2008 due to an error in the accounting treatment for certain transactions with respect to the timing of the recognition of revenue between periods due to specific warranty provisions in some of our contracts, accounting for the sale of software licenses and revenue associated with some reimbursable costs on government programs. The restatement of our previously issued interim unaudited financial statements could expose us to government investigation or additional legal action. The defense of any such actions could cause the diversion of management's attention and resources, and we could be required to pay damages to settle such actions or if any such actions are not resolved in our favor. Even if resolved in our favor, such actions could cause us to incur significant legal and other expenses. Moreover, we may be the subject of negative publicity focusing on the financial statement inaccuracies and resulting restatement and negative reactions from shareholders, creditors, or others with which we do business. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our common stock to decline.

- **Failures in our internal controls and disclosure controls and procedures could lead to material errors in our financial statements and cause us to fail to meet our reporting obligations.**

Effective internal controls are necessary for us to provide reliable financial reports. Such controls are designed to provide reasonable, not absolute, assurance that we are providing reliable financial reports. If such controls fail to operate effectively, this may result in material errors in our financial statements. Deficiencies in our system of internal controls over financial reporting may require remediation, which could be costly. Failure to remediate such deficiencies or to implement required new or improved controls could lead to material errors in our financial statements, cause us to fail to meet our reporting obligations, and expose us to government investigation or legal action. Any of these results could cause investors to lose confidence in our reported financial information and could have a negative effect on the trading price of our common stock.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

With the exception of RT Logic's headquarters in Colorado Springs, Colorado, our operations, including those of our subsidiaries, are currently conducted in leased properties. RT Logic, our wholly-owned subsidiary, completed construction of its new headquarters of approximately 60,000 square feet at 12515 Academy Ridge View, Colorado Springs, Colorado and occupied the space commencing in August 2006. This facility is related solely to our Space Communications Systems segment. We believe that we have sufficient insurance coverage to protect our properties and assets.

On June 6, 2008, we entered into a material Lease Agreement (the "Agreement") with Corporate Office Properties Trust ("COPT") for property to be used for our new corporate headquarters. This newly leased property is located at 6721 Columbia Gateway Drive in Columbia, Maryland. We intend to relocate our corporate headquarters from its current location at 5000 Philadelphia Way, Lanham, Maryland in the second quarter of calendar year 2009. The lease term is for eleven years; the facility is approximately 131,450 square feet and has an initial $28 per square foot annual lease cost, with annual escalations of approximately 2.75% to 3.00%. COPT has provided for $7.4 million in allowances for costs to build out this facility to our specifications and will reimburse us $2.1 million relating to our existing lease on the Lanham, Maryland facility, which approximates the rent obligation for the Lanham, Maryland facility for approximately two years.

The following table describes the location, square footage and lease expiration of our existing leased facilities:

| LOCATION | SIZE (Square Footage) | EXPIRATION DATE | RELATED OPERATION |
|---|---|---|---|
| Integral Systems, Inc. ............ 5000/5200 Philadelphia Way Lanham, MD 20706 | 83,974 | October 31, 2015 | Government Systems, Commercial Systems and Corporate Support Services |
| Integral Systems, Inc. ............ 6721 Columbia Gateway Drive Columbia, MD 21046 | 131,500 | March 31, 2020 | Government Systems, Commercial Systems and Corporate Support Services |
| Integral Systems, Inc. ............ 985 Space Center Drive, Suite 350 Colorado Springs, CO 80915 | 15,491 | May 31, 2013 | Government Systems |
| Integral Systems, Inc. ............ 980 Technology Court Colorado Springs, CO 80915 | 33,190 | May 31, 2010 | Government Systems |
| Integral Systems, Europe ........... S.A.S.Buroparc III Voie 2 31675 Labege Cedex Toulouse, France | 4,532 | November 30, 2013 | Commercial Systems |
| Integral Systems, Inc. ............ 15000 Conference Center Drive Chantilly, VA 20151 | 7,363 | April 30, 2011 | Government Systems |
| Integral Systems, Inc. ............ 400 North Continental Blvd., Suite 320 El Segundo, CA 90245 | 2,904 | September 30, 2011 | Government Systems |
| SAT Corporation ................. 931 Benecia Avenue Sunnyvale, CA 94085 | 10,000 | November 30, 2009 | Commercial Systems |
| Newpoint Technologies, Inc. ....... Three Perimeter Rd., Unit#10 Manchester, NH 03103 | 6,530 | September 30, 2011 | Commercial Systems |
| RT Logic, Inc. .................. 8591 Prairie Trail Drive Englewood, CO 80112 | 11,750 | July 31, 2014 | Space Communications Systems |
| Lumistar, Inc. ................... 5870 El Camino Real Carlsbad, CA 92008 | 9,979 | April 30, 2013 | Space Communications Systems |
| **TOTAL LEASED SPACE** ........ | **317,213** | | |

## ITEM 3. LEGAL PROCEEDINGS

On December 15, 2008, shortly after the Company announced its preliminary financial results for the quarter and fiscal year ended September 30, 2008, a purported securities class action complaint was filed in Maryland federal court against the Company and certain of its current and former officers. The complaint alleges that between April 28, 2008 and December 10, 2008, certain statements made by the Company concerning its financial condition were false or misleading because those statements failed to disclose that the Company was improperly recognizing revenue; that the Company's financial statements accordingly were not prepared in accordance with generally accepted accounting principles ("GAAP"), were misstated, and were materially false and misleading; and that the Company lacked adequate internal and financial controls. The complaint seeks to assert claims under sections 10(b) and 20(a) of the Securities Exchange Act, and requests certification of a class of persons who purchased the Company's common stock between the dates set forth above. No specific damage amount is alleged in the complaint. To date no proceedings have taken place in the lawsuit other than the filing of the complaint. The Company and the individual defendants intend to defend the lawsuit vigorously.

As previously disclosed, on March 1, 2007, we learned that the SEC had issued a formal order of investigation regarding the Company. We and certain of our officers have received subpoenas in connection with the investigation. The Board of Directors of the Company established a Special Committee of independent directors of the Company to supervise our responses to the SEC's investigation and to investigate related matters. The Special Committee consists of the following members of our Board of Directors: John M. Albertine, Paul Casner, William F. Leimkuhler, and R. Doss McComas. The Special Committee has retained the law firm of Foley Hoag LLP to serve as its independent counsel.

The investigation by the SEC and a related inquiry by NASDAQ include questions as to whether Gary A. Prince was acting as a de facto executive officer of the Company prior to his promotion to the position of Executive Vice President and Managing Director of Operations of the Company in August 2006. The investigation and inquiry also include questions as to whether Mr. Prince was practicing as an accountant before the SEC while an employee of the Company. Mr. Prince agreed with the SEC in 1997 to a permanent injunction barring him from practicing as an accountant before the SEC, as part of a settlement with the SEC related to Mr. Prince's guilty plea to charges brought against him for conduct principally occurring in 1988 through 1990 while he was employed by Financial News Network, Inc. and United Press International.

We have certified compliance with the SEC's subpoena to the Company, and are cooperating fully with the SEC and NASDAQ in connection with the investigation and the inquiry.

Effective March 30, 2007, we terminated the employment of Mr. Prince. Mr. Prince's employment termination was at the direction of the Special Committee, as a result of investigation of the Special Committee concerning the matters under investigation by the SEC and the related inquiry by NASDAQ. We had placed Mr. Prince on paid administrative leave effective November 1, 2006, pending developments in the inquiries by the SEC and NASDAQ and the ongoing investigation by the Special Committee. On April 24, 2007, Mr. Prince sent a letter to us demanding a severance payment of $0.2 million and a bonus payment of $60,000 for fiscal year 2006 services. On May 17, 2007, Mr. Prince filed a lawsuit in Prince George's County Maryland against us demanding payment of $0.9 million for unpaid wages and treble damages related thereto. We disputed the claims made in the letter and the lawsuit by Mr. Prince. On November 19, 2007, the Company and Mr. Prince entered into a Settlement Agreement and Mutual General Release (the "Settlement Agreement") in full and complete settlement of the Lawsuit. Under the Settlement Agreement, we agreed to pay Mr. Prince a total of $110,000, of which $65,000 will be treated as wages and $45,000 will be treated as non-wages and as reimbursement of a portion of Mr. Prince's legal fees. We agreed to make the foregoing payments within seven (7) days following dismissal of the lawsuit with prejudice. The Settlement Agreement also includes mutual general releases by each of the Company and Mr. Prince with respect to the other, except that both parties agreed that the Indemnification Agreement between them effective December 4, 2002 and the Affirmation and Undertaking Re: Advance for Expenses between them dated October 17, 2006 will remain in full force and effect, and that both parties reserve all rights under both agreements. The Settlement Agreement further provides that by making the payment to Mr. Prince, we are not admitting any wrongdoing or liability and, instead, that any wrongdoing or liability is expressly denied.

In November 2004, we entered into an asset purchase agreement (the "Asset Purchase Agreement") with LJT & Associates, Inc. ("LJT") to sell all assets of our antenna division. LJT filed an action against us on December 8, 2006 in the circuit court for Howard County, Maryland, seeking unspecified damages for the alleged wrongful hiring of a former LJT employee by us. LJT claimed that we breached our Asset Purchase Agreement as well as the employee's employment agreement, and LJT claimed that we conspired to, and did, misappropriate some of LJT's trade secrets. LJT has subsequently claimed in correspondence with us that we would be liable to them for damages in excess of $1,000,000 and LJT would seek to recoup attorney's fees incurred in supporting this claim. On January 14, 2008, we agreed to settle this claim for a sum of $98,000 and to forgive a note receivable due from LJT in the amount of $67,000. As a result, we are no longer subject to any further obligation relating to this action.

We believe that the final outcome of the matters described above will not have a significant adverse effect on our financial position or results of operations. However, if litigation as described above proceeds, and even if our defense is successful, the litigation could require significant management time and will be costly. Should we not prevail in this litigation matter, our operating results, financial position, and cash flows could be adversely impacted.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Stock Price

Our common stock is traded on the NASDAQ National Market under the symbol "ISYS." The following table sets forth, for the quarters indicated the high and low sales price of our common stock and the cash dividends declared quarterly per share of common stock, adjusted for a 2:1 stock split effective August 25, 2008.

| | High | Low | Dividend Per Share |
|---|---|---|---|
| **2008 Fiscal Year** | | | |
| Fourth Quarter | $26.35 | $18.82 | $ 0.00 |
| Third Quarter | $20.78 | $14.15 | $ 0.00 |
| Second Quarter | $15.25 | $10.98 | $ 0.00 |
| First Quarter | $12.47 | $10.50 | $ 0.00 |
| **2007 Fiscal Year** | | | |
| Fourth Quarter | $13.21 | $10.73 | $0.035 |
| Third Quarter | $13.03 | $11.30 | $0.035 |
| Second Quarter | $12.88 | $10.71 | $0.035 |
| First Quarter | $16.28 | $11.22 | $0.035 |

As of November 28, 2008, there were approximately 2,600 holders of record or beneficiaries of our common stock.

### Dividends

Prior to fiscal year 2004, we had not paid any cash dividends. In fiscal years 2005, 2006 and 2007, we paid dividends per share of $0.08, $0.10 and $0.14, respectively. Such amounts have been adjusted to reflect the 2:1 stock split effected August 25, 2008. On December 5, 2007, our Board of Directors made a determination to cease the payment of dividends for the foreseeable future beginning with for fiscal 2008 in order to maximize the Company's ability to invest in future R&D, marketing, and business development efforts and strategic acquisition efforts that, in the Board of Director's opinion, will result in a greater return for our shareholders. As we contemplate these strategic efforts to grow the Company, the Board will continue to evaluate the most effective measures that it can take to maximize shareholder value. Payments of dividends in the future, if any, will be determined in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings, financial condition, capital requirements and other factors deemed relevant by the Board. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

The following line graph compares cumulative total stockholder returns for the period from September 30, 2003 through September 30, 2008 for (1) our common stock; (2) the NASDAQ Computer & Data Processing Services Stock; and (3) the NASDAQ Market Index—U.S. The graph assumes an investment of $100 on September 30, 2003, and includes reinvestment of dividends. The performance shown is not necessarily indicative of future performance.



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Integral Systems, Inc
NASDAQ Computer & Data Processing Services Stocks
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| | Sep-03 | Sep-04 | Sep-05 | Sep-06 | Sep-07 | Sep-08 |
|---|---|---|---|---|---|---|
| Integral Systems, Inc | 100.00 | 107.97 | 114.22 | 172.99 | 118.93 | 114.94 |
| NASDAQ Computer & Data Processing Services Stocks | 100.00 | 101.50 | 116.34 | 127.66 | 152.71 | 127.28 |
| NASDAQ Market Index-US | 100.00 | 106.23 | 121.26 | 127.87 | 151.34 | 119.32 |

### Share Repurchases

On February 29, 2008, the Company entered into a Stock Repurchase Agreement with Fursa Alternative Strategies LLC ("Fursa"), to repurchase 2,129,944 shares of the Company's common stock that Fursa beneficially owned on behalf of its affiliated investment funds and separately managed accounts over which it exercised discretionary authority. The shares repurchased represented approximately 11% of the Company's total shares of Common Stock outstanding as of February 29, 2008 and Fursa's entire ownership interest in the Company. The shares were repurchased at a purchase price of $11.00 per share. The Company repurchased the shares with existing cash on hand. Upon repurchasing the shares, the Company cancelled the shares.

### Equity Compensation Plans

The information required by this item relating to equity compensation plans is incorporated by reference from the information in "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Annual Report on Form 10-K .

## ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data for the fiscal years ended September 30, 2008, 2007, 2006, 2005, and 2004. The financial data for the fiscal year ended September 30, 2008 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in the financial statements and notes thereto presented elsewhere herein. The financial data for the fiscal years ended September 30, 2007 and 2006 have been derived from our consolidated financial statements, which have been audited by Bernstein & Pinchuk LLP, independent registered public accounting firm, as set forth in the financial statements and notes thereto presented elsewhere herein. The financial data for the fiscal years ended September 30, 2005 and 2004 have been derived from our consolidated financial statements, which have been audited by Grant Thornton LLP, independent registered public accounting firm.

The following information should be read in conjunction with our consolidated financial statements and notes thereto presented elsewhere herein. See "Item 8. Financial Statements and Supplementary Data" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

| | Fiscal Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | (in thousands, except for per share data) | | | | |
| **Statement of Operations Data:** | | | | | |
| Revenue | $160,170 | $128,654 | $116,531 | $ 97,725 | $ 90,311 |
| Gross profit | 60,222 | 42,346 | 37,809 | 27,131 | 27,481 |
| Income from operations | 25,096 | 16,892 | 17,556 | 9,402 | 10,019 |
| Net income | $ 18,174 | $ 12,826 | $ 12,339 | $ 6,301 | $ 6,761 |
| Cash dividends declared per common share[1] | $ — | $ 0.14 | $ 0.10 | $ 0.08 | $ 0.06 |
| Income per share: | | | | | |
| basic[1] | $ 1.02 | $ 0.58 | $ 0.57 | $ 0.31 | $ 0.34 |
| diluted[1] | $ 1.01 | $ 0.58 | $ 0.56 | $ 0.30 | $ 0.34 |
| Weighted average number of common shares: | | | | | |
| basic[1,2] | 17,813 | 21,968 | 21,782 | 20,564 | 19,790 |
| diluted[1,2] | 18,008 | 21,986 | 22,008 | 21,068 | 20,300 |

| | As of September 30, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | (in thousands) | | | | |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 15,026 | $ 23,894 | $ 24,659 | $ 24,775 | $ 18,199 |
| Working capital | 35,273 | 39,008 | 74,716 | 70,339 | 64,278 |
| Total assets | 147,203 | 136,061 | 166,851 | 149,196 | 132,466 |
| Long-term obligations, net of current | — | — | — | 126 | 1,453 |
| Stockholders' equity | $110,041 | $106,547 | $142,702 | $120,686 | $105,339 |

1 For all periods presented, per share amounts have been adjusted to reflect the 2:1 stock split effective August 25, 2008.

2 For all periods presented, the difference between income and net income per common share-basic and income and net income per common share-diluted relates to the effect of dilutive securities, including employee stock options and the shares relating to contingent consideration payable to former RT Logic shareholders in connection with the acquisition of RT Logic.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Overview

We build satellite ground systems and equipment for command and control, integration and test, data processing, and simulation. Since our inception, we have provided ground systems for over 200 different satellite missions for communications, science, meteorology, and earth resource applications. We have an established domestic and international customer base that includes government and commercial satellite operators, spacecraft and payload manufacturers, and aerospace systems integrators.

We measure financial performance for each operating segment based on income from operations, which consists of revenue less cost of revenue, selling, general & administrative, research & development, and intangible asset amortization expenses.

During the first quarter of 2008, we realigned our operating segments from four segments to three segments, eliminating the Corporate segment, to be in line with the way we are now internally managing our business. Prior period results have been reclassified to conform to the 2008 segment presentation. See Note 15 in the Notes to Consolidated Financial Statements for the reclassification of the corresponding information for the earlier periods due to the reportable segment reclassification.

This section may contain forward-looking statements, all of which are based on current expectations. Our projections may not in fact be achieved and these projections do not reflect any acquisitions or divestitures that may occur in the future. Reference should be made to the various important factors listed under the heading "Forward-Looking Statements" that could cause actual future results to differ materially.

### Critical Accounting Policies

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates.

Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex, or subjective judgments. Our most critical accounting policies, which relate to revenue recognition, allowance for doubtful accounts, the recoverability of goodwill and other long-lived assets, stock-based compensation, the recoverability of deferred tax assets, and obsolescence of inventory, are discussed below.

*Contract Accounting / Revenue Recognition*

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable, and collectibility is reasonably assured. We earn revenue from three types of arrangements: (1) contracts that include software, hardware and engineering services to build satellite ground and communications equipment and systems, (2) software and services (typically post-contract support services ("PCS")) and (3) software only sales. Typically contracts are cost-plus fixed fee or award fee, fixed fee or time and material contracts.

The following table summarizes the percentage of revenues attributable to each contract type for the period indicated:

| Contract Type | Fiscal Years Ended September 30, 2008 | 2007 | 2006 |
|---|---|---|---|
| Cost-Plus Incentive or Award Fee | 44% | 45% | 39% |
| Fixed-price | 52% | 51% | 56% |
| Time and Materials | 4% | 4% | 5% |

We recognize software license arrangements that include significant, modification and customization of the software in accordance with AICPA Statement of Position ("SOP") 97-2, "Software Revenue Recognition" as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions* by applying the provisions of SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.* Software license revenue is generally included in our system build revenue, which is recognized using the percentage-of-completion method. Under the percentage-of-completion method, management estimates the percentage of completion based upon the costs incurred as a percentage of the total estimated costs to complete. When total cost estimates exceed revenue, we accrue for the estimated losses immediately. The use of the percentage-of-completion method requires significant judgment relative to estimating total contract revenue and costs, including assumptions relative to the length of time to complete the project, the nature and complexity of the work to be performed, and anticipated changes in estimated salaries and other costs. Incentives and award payments are included in estimated total contract value used in the percentage-of-completion method when the realization of such amounts is deemed probable upon achievement of certain defined goals. Estimates of total contract revenue and costs are continuously monitored during the terms of the contracts and are subject to revision as the contracts progress. When revisions in estimated contract revenue and costs are determined, such adjustments are recorded in the period in which they are first identified. Revenue arrangements entered into with the same customer that are accounted for under SOP 81-1 are accounted for on a combined basis when they: (i) are negotiated as a package with an overall profit margin objective; (ii) essentially represent an agreement to do a single project; (iii) involve interrelated activities with substantial common costs; and (iv) are performed concurrently or sequentially.

When we enter into multiple-element software arrangements, which may include any combination of hardware, software or services, we allocate the total revenue to be earned under the arrangement among the various elements based on their relative fair value. For software, and elements for which software is essential to the functionality, the allocation is based on vendor-specific objective evidence (VSOE) of fair value. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately, and for software license updates and software support services it is based upon the rates when renewed. There may be cases in which there is VSOE of fair value of the undelivered elements but no such evidence for the delivered elements. In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered elements equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements. We have established VSOE on its post contract support services and recognize revenue on this element straight line over the period of performance. We recognize revenue on delivered elements only if: (i) any undelivered products or services are not essential to the functionality of the delivered products or services, (ii) we have an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (iii) there is evidence of the fair value for each undelivered product or service, and (iv) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered.

Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus an estimate of the applicable fees earned. We consider fixed fees under cost-plus-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract.

Revenue for general services or non-software product sales are recognized as work is performed or products delivered and amounts are earned in accordance with Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition* ("SAB 104"). We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectibility is reasonably assured. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized on a straight-line-basis over the service period, on a proportional performance model based on level of effort, as milestones are achieved or when final deliverables/products have been delivered. Revenue arrangements entered into with the same customer that are accounted for under SAB 104 are accounted for on a combined basis when they are entered into at or near the same time, unless it is clearly evident that the contracts are not related to one another.

*Goodwill and Other Long-Lived Assets*

Long-lived assets consist of goodwill, identifiable intangible assets, trademarks and agreements, and property and equipment. Long-lived assets such as property and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is tested annually for impairment, and is reviewed for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Factors which we consider important and that could trigger an impairment review include significant underperformance relative to expected historical or projected future operating results, and significant negative industry or economic trends. We determine whether an impairment has occurred based on gross expected future cash flows, and measure the amount of the impairment based on the related future discounted cash flows. The cash flow estimates used to determine impairment, if any, contain management's best estimates, using appropriate and customary assumptions and projections at the time. The estimates of expected cash flows require us to make significant judgments regarding future periods that are subject to some factors outside of our control. Changes in these estimates can result in significant revisions to the carrying value of these assets and may result in material charges to the results of operations.

*Stock-Based Compensation*

We account for stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123R, *"Share-Based Payment."* SFAS 123R requires that we account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. We estimate the fair value of stock option awards, as of the grant date, using the Black-Scholes option-pricing model. The use of the Black-Scholes model requires that we make a number of estimates, including the expected option term, the expected volatility in the price of our common stock, the risk-free rate of interest, and the dividend yield on our common stock. If our assumptions were different, the resulting determination of the fair value of stock option awards could be materially different. In addition, judgment is also required in estimating the number of share-based awards that we expect will ultimately vest upon the fulfillment of service conditions (such as time-based vesting) or the achievement of specific performance conditions. If the actual number of awards that ultimately vest differs significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

*Allowance for Doubtful Accounts*

We maintain an allowance for doubtful accounts which is our best estimate of the amount of probable credit losses from the existing accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of individual accounts receivable balances, including the credit worthiness of each customer and the period in which customers' financial condition deteriorate and they are no longer able to pay the balances owed to us. We determine the allowance based on historical experience, review of specific accounts, and significant past due balances of greater than three months. Account balances are written off against the allowance after all reasonable means of collection have been exhausted and recovery is considered remote.

To the extent we do not recognize deterioration in our customers' financial condition in the period it occurs, or to the extent we overestimate our customers' ability to pay, the amount of bad debt expense recognized in a given reporting period will be impacted.

*Deferred Income Taxes*

We recognize a deferred tax asset or liability for the estimated future tax effects attributable to temporary differences as well as the effects of any net operating loss carryforwards and tax credits that may be utilized to reduce future taxes payable. Deferred tax assets and liabilities are measured using the currently enacted tax rates, and future tax rate changes are not anticipated. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including past operating results, the reversal of temporary differences, the forecasts of future taxable income from operations and investments, and ongoing feasible and prudent tax planning strategies. These assumptions require management judgment and are updated periodically based on current business conditions which affect us and overall economic conditions and are consistent with estimates being used to manage the business. If it is determined more likely than not that a deferred tax asset will not be realized, we would record a valuation allowance to reduce net deferred tax assets to the amount that is more likely to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset valuation allowance would increase income in the period such determination is made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset valuation allowance would decrease income in the period such determination is made.

*Inventories*

Inventory is composed of items that are required to support delivered product or are necessary to fulfill future customer orders. The majority of our inventory is stated at the weighted average purchase price of the materials on hand. Some inventories are stated at the lower of cost or market using the first-in, first-out ("FIFO") method of accounting. Obsolete inventory is written off and its value is removed from inventory at the time its obsolescence is determined. Inventories are classified as current assets as all inventories are available and necessary to support current sales, even though a portion of the inventories may not be sold within one year.

**Recent Accounting Pronouncements**

In September 2006, FASB issued SFAS No. 157. This standard establishes a framework for measuring fair value and expands disclosures about fair value measurement of a company's assets and liabilities. This standard also requires that the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and, generally, must be applied prospectively. We adopted this standard beginning on October 1, 2008 and it does not have a material impact on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159. This Statement permits entities to choose to measure eligible items at fair value at specified election dates and report unrecognized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and, generally, must be applied prospectively. We adopted this standard beginning on October 1, 2008 and it does not have a material impact on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160. This standard changes the accounting and reporting for minority interest and requires the ownership interest in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. It also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of operations. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement is applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for the presentation and disclosure requirements. Presentation and disclosure requirements are to be applied retrospectively for all periods presented. We will be adopting this statement beginning on October 1, 2009. Currently, we do not have any noncontrolling (minority) interest in a subsidiary.

In March 2008, the FASB issued SFAS No. 161. This Statement changes the disclosure requirements for derivative instruments and hedging activities. This Statement requires enhanced disclosures about an entity's derivative and hedging activities and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Currently, we do not have any derivative or hedging instruments.

In December 2007, the FASB issued SFAS No. 141 (revised) ("SFAS 141(R)"), "Business Combinations," which is effective for business combinations entered into in fiscal years beginning on or after December 15, 2008, which is our 2010 fiscal year. Early adoption of the standard is prohibited. Under SFAS 141(R), more transactions will be recorded as business combinations, as it changes the definitions of a business, which would no longer be required to be self-sustaining or revenue generating, and a business combination, which would include combinations that occur by contract alone or due to changes in substantive participation rights, such as a lapse in minority veto rights. Certain acquired contingencies will be recorded initially at fair value on the acquisition date. After the acquisition, if new information is available, contingent liabilities will be measured at the higher of the likely amount to be paid and the acquisition-date fair value. Contingent assets will be measured subsequently at the lower of the current estimated future amount to be realized and the acquisition-date fair value. Transaction and restructuring costs generally will be expensed as incurred. In partial acquisitions, companies generally will record 100 percent of the assets and liabilities at fair value, including goodwill. This will likely result in higher related depreciation and amortization charges in subsequent periods than under the current standard. SFAS 141(R) will only impact us if we acquire businesses subsequent to the effective date of the standard.

**Results of Operations**

| | Fiscal Year Ended | | | Favorable (unfavorable) | |
|---|---|---|---|---|---|
| | Sept. 30, 2008 | Sept. 30, 2007 | Sept. 30, 2006 | Fiscal 2008 Compared to Fiscal 2007 | Fiscal 2007 Compared to Fiscal 2006 |
| | (in thousands) | | | | |
| Revenue: | | | | | |
| Government Systems | $ 83,603 | $ 67,655 | $ 57,339 | $ 15,948 | $10,316 |
| Commercial Systems | 28,748 | 26,079 | 22,347 | 2,669 | 3,732 |
| Space Communications Systems | 57,781 | 42,795 | 44,422 | 14,986 | (1,627) |
| Elimination of intersegment sales | (9,962) | (7,875) | (7,577) | (2,087) | (298) |
| Total revenue | 160,170 | 128,654 | 116,531 | 31,516 | 12,123 |
| Cost of revenue: | | | | | |
| Government Systems | 58,788 | 54,155 | 47,115 | (4,633) | (7,040) |
| Commercial Systems | 19,135 | 15,721 | 13,633 | (3,414) | (2,088) |
| Space Communications Systems | 32,101 | 24,321 | 25,813 | (7,780) | 1,492 |
| Elimination of intersegment cost | (10,076) | (7,889) | (7,839) | 2,187 | 50 |
| Total cost of revenue | 99,948 | 86,308 | 78,722 | (13,640) | (7,586) |
| Gross profit: | | | | | |
| Government Systems | 24,815 | 13,500 | 10,224 | 11,315 | 3,276 |
| *Gross Margin* | *29.7%* | *20.0%* | *17.8%* | | |
| Commercial Systems | 9,613 | 10,358 | 8,714 | (745) | 1,644 |
| *Gross Margin* | *33.4%* | *39.7%* | *39.0%* | | |
| Space Communications Systems | 25,680 | 18,474 | 18,609 | 7,206 | (135) |
| *Gross Margin* | *44.4%* | *43.2%* | *41.9%* | | |
| Elimination of intersegment sales | 114 | 14 | 262 | 100 | (248) |
| Total gross profit | 60,222 | 42,346 | 37,809 | 17,876 | 4,537 |
| *Gross Margin* | *37.6%* | *32.9%* | *32.4%* | | |
| Operating expense: | | | | | |
| Government Systems | 17,630 | 11,080 | 7,865 | (6,550) | (3,215) |
| Commercial Systems | 5,939 | 6,077 | 5,010 | 138 | (1,067) |
| Space Communications Systems | 11,631 | 8,350 | 7,530 | (3,281) | (820) |
| Elimination of intersegment sales | (74) | (53) | (152) | 21 | (99) |
| Total operating expense | 35,126 | 25,454 | 20,253 | (9,672) | (5,201) |
| Operating income: | | | | | |
| Government Systems | 7,185 | 2,420 | 2,359 | 4,765 | 61 |
| *Operating margin* | *8.6%* | *3.6%* | *4.1%* | | |
| Commercial Systems | 3,674 | 4,281 | 3,704 | (607) | 577 |
| *Operating margin* | *12.8%* | *16.4%* | *16.6%* | | |
| Space Communications Systems | 14,049 | 10,124 | 11,079 | 3,925 | (955) |
| *Operating margin* | *24.3%* | *23.7%* | *24.9%* | | |
| Elimination of intersegment sales | 188 | 67 | 414 | 121 | (347) |
| Total operating income | 25,096 | 16,892 | 17,556 | 8,204 | (664) |
| *Operating margin* | *15.7%* | *13.1%* | *15.1%* | | |
| Other income, net | 211 | 2,236 | 1,865 | (2,025) | 371 |
| Income before income taxes | 25,307 | 19,128 | 19,421 | 6,179 | (293) |
| Provision for income taxes | 7,133 | 6,302 | 7,082 | (831) | 780 |
| Net income | $ 18,174 | $ 12,826 | $ 12,339 | $ 5,348 | $ 487 |

**Fiscal Year Ended September 30, 2008 (Fiscal 2008) Compared To Fiscal Year Ended September 30, 2007 (Fiscal 2007)**

**Revenue**

Fiscal 2008 consolidated revenue increased 24.5% to $160.2 million as compared to $128.7 million in fiscal 2007. The increase in revenue primarily related to the following:

***Government Systems*** revenue was $83.6 million in fiscal 2008, an increase of $15.9 million or 23.6%, compared to $67.7 million in fiscal 2007. In fiscal 2008, our Government Systems segment represented 52.2% of total revenue, compared to 52.6% in fiscal 2007. The increase in revenue in this segment in fiscal 2008 was primarily attributable to the GPS OCX (Next Generation Control Segment) contract with Northrop Grumman Corporation, which was awarded during the first quarter of Fiscal 2008, the increase in level of effort on two large government contracts in fiscal 2008 compared to fiscal 2007 and revenue increases from our contracts relating to national programs. Partially offsetting these increases was a decrease in revenue relating to a civilian program that completed during the first quarter of fiscal 2008.

***Commercial Systems*** revenue was $28.7 million in fiscal 2008, an increase of $2.6 million or 10.2%, compared to $26.1 million in fiscal 2007. In fiscal 2008, our Commercial Systems segment represented 17.9% of total revenue, compared to 20.3% in fiscal 2007. The increase in revenue for this segment was primarily attributable to several government contracts held by our SAT subsidiary and net revenue increases from new command and control work.

***Space Communications Systems*** revenue was $57.8 million in fiscal 2008, an increase of $15.0 million or 35.0%, compared to $42.8 million in fiscal 2007. In fiscal 2008, our Space Communications Systems segment represented 36.1% of total revenue, compared to 33.3% in fiscal 2007. The increase in revenue for this segment was primarily attributable to new contracts, an increase in work scope on an existing government contract held by our RT Logic subsidiary, and increases in product shipments to customers from our Lumistar subsidiary.

We ended fiscal 2008 with a backlog of $221.4 million as compared to $250.5 million at the end of fiscal 2007. A significant portion of this backlog relates to our Government Systems segment. Our Government contracts are typically larger in terms of contract value and extend for longer periods of completion than our Commercial and Space Communications Systems contracts. Because our Commercial and Space Communications Systems contracts are typically smaller in dollar volume and shorter in duration, they generally do not have a significant effect on backlog. Many of our contracts are multi-year contracts and contracts with option years, and portions of these contracts are carried forward from one year to the next as part of our contract backlog. Our total contract backlog represents management's estimate of the aggregate unearned revenues expected to be earned by us over the life of all of our contracts, including option periods. Because many factors affect the scheduling of projects, we cannot predict when revenues will be realized on projects included in our backlog. In addition, although contract backlog represents only business where we have written agreements with our customers, it is possible that cancellations or scope adjustments may occur.

**Gross Profit**

Our gross profit can vary significantly depending on the type of product or service provided. Generally, license and maintenance revenues related to the sale of our COTS software products have the highest gross profit margins due to minimal incremental costs to produce. By contrast, gross margins for equipment and subcontractor costs are typically lower. Engineering services gross margins are typically in the 20% range or higher.

Gross profit was $60.2 million in fiscal 2008, an increase of $17.9 million, or 42.2%, compared to $42.3 million in fiscal 2007. Gross profit margin for fiscal 2008 was 37.6% compared to 32.9% in fiscal 2007. The increase in gross profit and gross profit margin in fiscal 2008 was primarily attributable to our Government Systems and Space Communications Systems.

*Government Systems* gross profit was $24.8 million in fiscal 2008, an increase of $11.3 million, or 83.8%, compared to $13.5 million in fiscal 2007. The increase in gross profit was primarily attributable to the GPS OCX (Next Generation Control Segment) contract, increases in revenue from two large government contracts, and from national programs contracts. Gross profit margin was 29.7% in fiscal 2008 compared to 20.0% in fiscal 2007. The increase in gross profit margin was primarily attributable to increases in the sales of higher margin license revenue on the GPS OCX contract.

*Commercial Systems* gross profit was $9.6 million in fiscal 2008, a decrease of $0.8 million, or 9.2%, compared to $10.4 million in fiscal 2007. The slight increase in gross profit was primarily attributable to increases in revenue from SAT, offset by lower profit on command and control work and from our Newpoint subsidiary. Gross profit margin was 33.4% in fiscal 2008 compared to 39.7% in fiscal 2007. The decrease in gross profit margin was primarily attributable to higher overhead support costs.

*Space Communications Systems* gross profit was $25.7 million in fiscal 2008, an increase of $7.2 million, or 39.0%, compared to $18.5 million in fiscal 2007. The increase in gross profit was primarily attributable to the increases in revenue in this segment. Gross profit margin was 44.4% in fiscal 2008 compared to 43.2% in fiscal 2007. The increase in gross profit margin was primarily attributable to an increase in the number of high margin contracts in fiscal 2008 compared to fiscal 2007.

**Operating Expenses**

Fiscal 2008 operating expenses increased 38.0% to $35.1 million as compared to $25.5 million in fiscal 2007. The increase was primarily attributable to higher labor and related expenses due to an increase in support and infrastructure headcount and higher professional services fees, including accounting fees, legal fees associated with International Traffic in Arms Regulation ("ITAR") compliance, professional fees associated with infrastructure development projects, and professional fees associated with compliance-related activities.

*Government Systems* operating expenses increased by $6.6 million for fiscal 2008 compared to fiscal 2007 principally due to an increase in the allocation of corporate SG&A expenses and higher salary and related expense for marketing and business development activities.

*Commercial Systems* operating expenses decreased by approximately $0.1 million for fiscal 2008 compared to fiscal 2007 due to an increase in the allocation of corporate SG&A expenses.

*Space Communications Systems* operating expenses for fiscal 2008 increased by approximately $3.3 million compared to fiscal 2007. The increase is primarily attributable to higher salary and related expense, due to an increase in headcount and higher professional fees relating to legal services associated with our ITAR compliance program development, offset by lower marketing expense, which includes bid and proposal costs, R&D expense, and intangible asset amortization expense.

**Other Income, Net**

Other income, net decreased by $2.0 million in fiscal 2008 compared to fiscal 2007, mostly due to lower interest income on marketable securities and overnight investments. The decrease in interest income in marketable securities was due to the sale of $40.7 million of marketable securities during the fourth quarter 2007. The proceeds from this sale were used to purchase shares of our common stock in a tender offer. Additionally, during the second quarter 2008, we used $23.5 million of cash to repurchase shares of our common stock from Fursa Alternative Strategies, LLC, which decreased the amount of cash available for overnight investment.

**Income Tax Expense**

We recorded income tax expense of $7.1 million in fiscal 2008 and $6.3 million in fiscal 2007. Included in fiscal 2008 income tax expense is $1.8 million of non-recurring tax credit for tax deductible research and development expenditures that were incurred in prior fiscal years. We have filed amended tax returns associated with this tax credit. The increase in income tax expense was primarily due to an increase in taxable income. The effective tax rates, net of the R&D tax credit for fiscal 2008 and fiscal 2007 were 28.2% and 32.9%, respectively.

### Net Income

Net income was $18.2 million in fiscal 2008 as compared to $12.8 million in fiscal 2007. The increase in net income in fiscal 2008 as compared to fiscal 2007 primarily related to higher operating income and the R&D tax credit.

## Fiscal Year Ended September 30, 2007 (Fiscal 2007) Compared To Fiscal Year Ended September 30, 2006 (Fiscal 2006)

### Revenue

Fiscal 2007 consolidated revenue increased 10.4% to $128.7 million as compared to $116.5 million in fiscal 2006. The increase in revenue was primarily related to the following:

***Government Systems*** revenue was $67.7 million in fiscal 2007, an increase of $10.4 million or 18.0%, compared to $57.3 million in fiscal 2006. In fiscal 2007, our Government Systems segment represented 52.6% of total revenue, compared to 49.2% in fiscal 2006. The increase in revenue in this segment in fiscal 2007 was primarily attributable to revenue increases of $9.3 million from our contracts with the U.S. Air Force and $3.5 million from recent contract awards with the U.S. government, partially offset by a decrease in revenue of $1.7 million relating to NOAA.

***Commercial Systems*** revenue was $26.1 million in fiscal 2007, an increase of $3.8 million or 16.7%, compared to $22.3 million in fiscal 2006. In fiscal 2007, our Commercial Systems segment represented 20.3% of total revenue, compared to 19.2% in fiscal 2006. The increase in revenue for this segment in fiscal 2007 was primarily attributable to revenue increases from new contract awards, in particular from the U.S. Army, and increased shipments to customers from SAT and Newpoint.

***Space Communications Systems*** revenue was $42.8 million in fiscal 2007, a decrease of $1.6 million or 3.7%, compared to $44.4 million in fiscal 2006. In fiscal 2007, our Space Communications Systems segment represented 33.3% of total revenue, compared to 38.1% in fiscal 2006. The decrease in revenue for this segment in fiscal 2007 was primarily attributable to decreases in product shipments to customers of Lumistar.

### Gross Profit

Our gross profit can vary significantly depending on the type of product or service provided. Generally, license and maintenance revenues related to the sale of our COTS software products have the highest gross profit margins due to minimal incremental costs to produce. By contrast, gross margins for equipment and subcontractor costs are typically lower. Engineering services gross margins are typically in the 20% range or higher.

Gross profit was $42.3 million in fiscal 2007, an increase of $4.5 million, or 12.0%, compared to $37.8 million in fiscal 2006. The increase in gross profit in fiscal 2007 was primarily attributable to our Government Systems and Commercial Systems segments.

***Government Systems*** gross profit was $13.5 million in fiscal 2007, an increase of $3.3 million, or 32.0%, compared to $10.2 million in fiscal 2006. The increase in gross profit was primarily attributable to the increase in revenues.

***Commercial Systems*** gross profit was $10.4 million in fiscal 2007, an increase of $1.6 million, or 18.9%, compared to $8.7 million in fiscal 2006. The increase in gross profit is primarily attributable to increases in revenue from SAT and Newpoint, partially offset by decreases in revenue relating to the command and control work.

***Space Communications Systems*** gross profit was $18.5 million in fiscal 2007, a decrease of $0.1 million, or 0.7%, compared to $18.6 million in fiscal 2006. The decrease in gross profit in fiscal 2007 was primarily attributable to a decrease in revenue.

**Operating Expenses**

Fiscal 2007 operating expenses increased 25.7% to $25.5 million as compared to $20.3 million in fiscal 2006. The increase was primarily attributable to higher legal cost of approximately $2.2 million associated with the previously disclosed SEC investigation, higher stock-based compensation cost, due diligence expenses associated with the previously announced exploration of strategic alternatives, state tax allocation, and selling expenses, including bid and proposal expense.

***Government Systems*** operating expenses increased by $3.2 million for fiscal 2007 compared to fiscal 2006 principally due to an increased allocation of corporate expenses and increased bid and proposal expenses related to a significant new business opportunity with the U.S, Air Force.

***Commercial Systems*** operating expenses increased by approximately $1.1 million for fiscal 2007 compared to fiscal 2006. The increase is primarily attributable to an increased allocation of corporate expenses.

***Space Communications Systems*** operating expenses increased by approximately $0.8 million for fiscal 2007 compared to fiscal 2006 The increase is primarily attributable to higher selling, general, and administrative expense, which includes bid and proposal costs, offset by lower R&D expense and intangible amortization expense.

**Other Income, Net**

Other income, net increased by $0.4 million in fiscal 2007 compared to fiscal 2006, mostly as a result of increased interest income related to higher interest rates and an increase in the amount of funds invested.

**Income Tax Expense**

We recorded income tax expense of $6.3 million in fiscal 2007 and $7.1 million in fiscal 2006. The decrease in income tax expense related primarily to a decrease in the effective tax rate from 36.5% for fiscal 2006 compared to 32.9% for fiscal 2007. The decrease in the effective tax rate was primarily related to the tax benefit realized during fiscal 2007 related to the adjustment of deferred tax assets as of September 30, 2006 to the deferred tax asset per the tax return filed for the corresponding period.

**Net Income**

Net income was $12.8 million in fiscal 2007 as compared to $12.3 million in fiscal 2006. The increase in net income in fiscal 2007 as compared to fiscal 2006 related primarily to lower tax expense and higher other income, offset by lower operating income.

We believe that inflation did not have a material impact on our revenues or income from operations in fiscal years 2008, 2007, and 2006.

**Fiscal 2009 Outlook**

This outlook section contains forward-looking statements, all of which are based on current expectations. There is no assurance that our projections will in fact be achieved and these projections do not reflect any acquisitions or divestitures that may occur in the future. Reference should be made to the various important risk factors listed under the heading "Risk Factors" in Item 1A of this document.

We realized record revenue and earnings in fiscal 2008 and significantly exceeded the original estimates for fiscal 2008 that we issued near the end of fiscal 2007. Our financial performance was better than expected due to several new firm contract commitments, higher demand for our products and services, favorable tax treatment for the prior year's R&D expenditures and solid performance on all of our existing contracts.

We expect to achieve comparable earnings per share results in fiscal 2009. Our backlog remains solid due to (i) several long term government programs including the RAIDRS, CCS-C, and a classified program and (ii) higher backlog in our Commercial Systems segment from recent new contract awards, which include the Protostar and RASCOM projects and (iii) continued demand for our digital processing and signal navigation test equipment.

As a result of these items and other potential awards that we are tracking, we expect revenue to grow approximately 10% in fiscal 2009 over fiscal 2008. We are pursuing considerable new opportunities in our pipeline that could dramatically increase our revenue, including a potential award of the GPS OCX Phase B contract, certain classified programs that we are seeking by our Government Systems segment, a certain government program for our Space Communications Systems segment that we are seeking (and which we understand may be awarded earlier than initially scheduled) and several international opportunities that we are tracking. Gross profit as a percent of revenue is expected to be flat in 2009 compared to 2008 primarily due to higher subcontract and other direct costs on existing projects in 2009 and higher license sales in fiscal 2008.

Operating income is expected to be slightly lower in 2009 due to $3.6 million of additional non-cash stock compensation costs in 2009 as a result of the option grants awarded late in 2008, investments expected to be made in new facilities including our new corporate headquarters in Columbia, Maryland in April 2009 and expansions in Colorado Springs and other areas to support our growing government operations. Additionally, we are investing significantly in marketing and business development activities with an emphasis on strategic growth to enhance our current customer relationships and build new ones for the future. Finally, we will have a full year of costs for the many improvements we made during fiscal 2008, and plan to continue to make in fiscal 2009 in systems, personnel, and processes, for infrastructure operations including accounting, human resources, information stock systems, contracts, procurement, and quality assurance.

Interest income is expected to be slightly higher in 2009 due to an anticipated steady increase in the amount of available cash for investment purposes. Income tax expense is expected to be significantly higher in 2009 due to the non-recurring recovery of R&D tax credits in fiscal 2008. As a result of all of these factors, earnings are expected to be approximately $1.01 on a per share basis in fiscal 2009.

During the first quarter of 2009, we realigned our Space Communications Systems segment to include the operations of our SAT subsidiary. The signal monitoring products sold by SAT are better aligned with the product offerings of the Space Communications Systems segment. SAT was previously included in the Commercial Systems segment.

In summary, we believe that fiscal 2009 will be another successful year for revenue and earnings as we continue to implement our strategy of growing the company through aggressive marketing and business development campaigns, improved public communications, improved infrastructure, new senior management and increased investments in R&D efforts.

## Liquidity and Capital Resources

We have been routinely profitable on an annual basis and have generally financed our working capital needs through funds generated from income from operations, supplemented by borrowings under our general line of credit facility with a commercial bank when necessary.

For fiscal 2008, operating activities provided us with $10.9 million of cash, primarily as a result of net income, depreciation and amortization, accounts receivable, accrued expenses, deferred revenue balances, and stock based compensation expense. Partially offsetting our cash from operations were higher unbilled revenue, deferred contract cost, income tax receivable, and inventory. We invested $4.7 million to purchase fixed assets (principally leasehold improvements and new computers and equipment), restricted cash decreased $0.5 million due to a decrease in the amount of restricted cash relating to customer projects for which work was completed. Our financing activities included the use of $23.5 million in cash to repurchase shares of our common stock from Fursa Alternative Strategies, LLC, and we received $6.6 million in proceeds from the issuance of common stock upon exercise of stock options.

For fiscal year 2007, operating activities provided us $13.6 million of cash primarily as a result of net income, depreciation and amortization, accounts payable, and billing in excess of revenue, partially offset by a higher accounts receivable balances. We generated $35.5 million in investing activities while using $49.8 million for financing activities. Included in our investing activities was $40.7 million for the sale of marketable securities, primarily to convert such investments to cash in order to repurchase shares of our common stock in the September 2007 tender offer, partially offset by $1.4 million for the purchase of fixed assets (principally new computers and equipment). Included in our financing activities is $51.9 million to repurchase shares of our common stock, primarily related to the repurchase of shares of our common stock in the tender offer in September 2007.

For fiscal year 2006, operating activities provided us $19.9 million of cash primarily as a result of net income, depreciation and amortization, and lower accounts receivable and income tax receivable balances, partially offset by lower accrued expense and billings in excess of revenue for contracts in progress. We used $20.7 million in investing activities while financing activities provided $0.5 million. Included in our investing activities was $9.0 million for the construction of a new headquarters building for our wholly-owned subsidiary RT Logic, $4.9 million for the acquisition of substantially all of the assets of Lumistar, LLC, and $1.7 million for the purchase of fixed assets (principally new computers and equipment). Included in our financing activities was $8.9 million in proceeds from the issuance of common stock which was partially offset by $7.3 million we used to repurchase shares of our common stock during the period, including $6.4 million relating to the repurchase of shares from Lumistar, LLC.

During fiscal year 2008, we had access to a line of credit facility through which we could borrow up to $25.0 million unsecured, including a sub-facility of $10 million for the issuance of letters of credit. Borrowings under the facility accrue interest at the one-month London Inter-Bank Offering Rate ("LIBOR"), plus a margin of 1.5% to 2.4% depending on our ratio of funded debt to earnings before interest, taxes and depreciation ("EBITDA"). We are required to pay a fee on the undrawn amount of the facility from time to time, at a rate of 0.20% to 0.25% per annum, depending on our ratio of funded debt to EBITDA, and payable quarterly. The credit agreement has certain financial covenants, including the maintenance of a maximum ratio of funded debt to EBITDA of 2.5 to 1.0 and a minimum fixed charge coverage ratio of 1.25 to 1, and expires on December 31, 2010. The credit agreement contains customary covenants, including affirmative covenants that require, among other things, certain financial reporting by us, and negative covenants that, among other things, restrict our ability to incur additional indebtedness, incur encumbrances on assets, reorganize, consolidate or merge with any other company, and make acquisitions and stock repurchases. The credit agreement also contains customary events of default, including a cross-default to other indebtedness by us. Failure by us to comply with such covenants, or the occurrence of any other event of default, could result in the acceleration of any loans or other financial obligations of by us under the credit agreement and the termination of the facility. The availability of loans and letters of credit under the facility is subject to customary conditions, including the material accuracy of certain representations and warranties by us and no default continuing under the credit agreement. We have not borrowed under this credit facility.

During fiscal 2007, we paid $3.1 million in dividends. On December 5, 2007, the Board decided to cease the payment of dividends for the foreseeable future beginning with fiscal 2008 and future years in order to maximize our ability to invest in future R&D, marketing, and business development efforts and strategic acquisition efforts that, in the Board's opinion, will result in a greater return for our shareholders. As we contemplate these strategic efforts to grow our Company, the Board will continue to evaluate the most effective measures that it can take to maximize shareholder value.

We currently anticipate that our current cash balances, amounts available under our line of credit, and net cash provided by operating activities will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

### Contractual Commitments

The following tables reflect our contractual obligations and other commitments as of September 30, 2008 (amounts in thousands):

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Due in less than 1 year | Due in 1-3 years | Due in 4-5 years | Due after 5 years |
| **Contractual Obligations** | | | | | |
| Operating leases | $56,580 | $3,646 | $10,100 | $11,170 | $31,664 |
| Capital leases | $ 56 | $ 12 | $ 24 | $ 20 | — |
| Total | $56,636 | $3,658 | $10,124 | $11,190 | $31,664 |

| | Amount of Commitment Expiration Per Period | | | | |
|---|---|---|---|---|---|
| | Total | Due in less than 1 year | Due in 1-3 years | Due in 4-5 years | Due after 5 years |
| **Other Commitments** | | | | | |
| Letters of credit | $ 1,689 | $ 34 | $ 1,655 | $ 0 | $ 0 |

### Off-Balance Sheet Arrangements

We have no "off-balance sheet arrangements" as such term is defined in Item 303(a)(4)(ii) of Regulation S-K.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

While we currently do not have significant European operations, our customer base is expanding outside the United States and therefore certain contracts now and in the future will likely be denominated in currencies other than the U.S. dollar. As a result, our financial results could be affected by factors such as foreign currency exchange rates for contracts denominated in currencies other than the U.S. dollar. To mitigate the effect of changes in foreign currency exchange rates, we may hedge this risk by entering into forward foreign currency contracts. As of September 30, 2008, virtually all of our contracts were denominated in U.S. dollars, and we did not have any outstanding hedge agreements. As we enter into new foreign currency based contracts in the future, we may employ hedging contracts.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### TABLE OF CONTENTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Stockholders of Integral Systems, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheet of Integral Systems, Inc. and subsidiaries. as of September 30, 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Integral Systems, Inc. and subsidiaries at September 30, 2008, and the consolidated results of its operations and its cash flows for year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Integral Systems, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 22, 2008 expressed an adverse opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
December 22, 2008

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Integral Systems, Inc. and subsidiaries

We have audited Integral Systems, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Integral Systems, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

- Management has determined that the Company did not maintain effective controls over the completeness, accuracy, existence, valuation and disclosure of revenue, cost of revenue, accounts receivable, unbilled revenue, deferred contract costs, and deferred revenue. Accordingly, there was a material weakness in internal controls over the Company's revenue recognition process. This material weakness resulted in numerous audit adjustments and restatements of the unaudited consolidated financial statements for the three-month periods ended December 31, 2007, March 31, 2008 and June 30, 2008.
- Management determined that the Company lacked sufficient qualified personnel to monitor the operating effectiveness of internal controls and the effective completion of more complex accounting and financial reporting processes. This inadequate level of skilled resources resulted in several accounting processes not being completed effectively or on a timely basis and ineffective oversight of

the Company's subsidiary locations. Accordingly, there was a material weakness in internal controls over monitoring the Company's financial statement close and financial reporting processes.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal year 2008 consolidated financial statements and this report does not affect our report dated December 22, 2008 on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Integral Systems, Inc. and subsidiaries has not maintained effective internal control over financial reporting as of September 30, 2008, based on the COSO criteria.

/s/ Ernst & Young LLP

McLean, Virginia
December 22, 2008

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Integral Systems, Inc.

We have audited the accompanying consolidated balance sheets of Integral Systems, Inc. ("the Company"), as of September 30, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended September 30, 2007 and 2006. We have also audited management's assessment, included in the accompanying management's report on internal control over financial reporting, that the Company maintained effective internal control over financial reporting as of September 30, 2007 and 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting in Item 9A(b). Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting control included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures, as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2007, and the results of its operations and its cash flows for the years ended September 30, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007 and 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO.

/s/ Bernstein & Pinchuk LLP

New York, NY
November 21, 2007

## INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS
**(in thousands, except share and per share amounts)**

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 15,026 | $ 23,894 |
| Marketable securities | — | 568 |
| Accounts receivable, net of allowance for doubtful accounts of $9 at September 30, 2008 and $170 at September 30, 2007 | 16,688 | 19,208 |
| Unbilled revenues | 18,656 | 16,530 |
| Prepaid expenses and other current assets | 2,542 | 2,636 |
| Income tax receivable | 4,782 | 541 |
| Deferred contract costs | 6,558 | — |
| Inventory | 7,237 | 5,145 |
| Total current assets | 71,489 | 68,522 |
| Property and equipment, net | 17,634 | 15,234 |
| Goodwill | 51,414 | 51,304 |
| Intangible assets, net | — | 22 |
| Software development costs, net | — | 198 |
| Other assets | 6,666 | 781 |
| Total assets | $147,203 | $136,061 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 7,163 | $ 7,834 |
| Accrued expenses | 16,650 | 11,092 |
| Deferred revenues | 12,403 | 10,588 |
| Total current liabilities | 36,216 | 29,514 |
| Other non-current liabilities | 946 | — |
| Total liabilities | 37,162 | 29,514 |
| Commitment and contingencies | | |
| Stockholders' equity: | | |
| Common stock, $.01 par value, 80,000,000 shares authorized, and 17,246,034 and 18,762,344 shares issued and outstanding at September 30, 2008 and 2007, respectively | 173 | 188 |
| Additional paid-in capital | 62,608 | 60,813 |
| Retained earnings | 47,249 | 45,537 |
| Accumulated other comprehensive income | 11 | 9 |
| Total stockholders' equity | 110,041 | 106,547 |
| Total liabilities and stockholders' equity | $147,203 | $136,061 |

The accompanying notes are an integral part of these consolidated financial statements.

## INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS
**(in thousands, except per share amounts)**

| | Year Ended September 30, 2008 | 2007 | 2006 |
|---|---|---|---|
| Contract revenue | $160,170 | $128,654 | $116,531 |
| Cost of revenue | 99,948 | 86,308 | 78,722 |
| Gross profit | 60,222 | 42,346 | 37,809 |
| Operating expense: | | | |
| Selling, general & administrative | 32,105 | 23,007 | 17,622 |
| Research & development | 3,021 | 2,447 | 2,631 |
| Income from operations | 25,096 | 16,892 | 17,556 |
| Other income, net | 211 | 2,236 | 1,865 |
| Income before income tax | 25,307 | 19,128 | 19,421 |
| Provision for income taxes | 7,133 | 6,302 | 7,082 |
| Net income | $ 18,174 | $ 12,826 | $ 12,339 |
| Weighted average number of common shares: | | | |
| Basic | 17,813 | 21,968 | 21,782 |
| Diluted | 18,008 | 21,986 | 22,008 |
| Net income per share: | | | |
| Basic | $ 1.02 | $ 0.58 | $ 0.57 |
| Diluted | $ 1.01 | $ 0.58 | $ 0.56 |

The accompanying notes are an integral part of these consolidated financial statements.

## INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
**(in thousands of dollars)**

| | Number of shares | Common stock at par value | Additional paid-in capital | Retained Earnings | Accumulated other comprehensive income (loss) | Total |
|---|---|---|---|---|---|---|
| **Balance September 30, 2005** | 20,895,246 | $208 | $ 91,859 | $ 28,576 | $ 43 | $120,686 |
| Comprehensive income: | | | | | | |
| Net income | — | — | — | 12,339 | — | 12,339 |
| Cumulative currency translation adjustment | — | — | — | — | 121 | 121 |
| Total comprehensive income | — | — | — | — | — | 12,460 |
| Repurchase of common stock shares | (91,800) | (2) | (387) | (504) | — | (893) |
| Shares issued to acquire net assets of Lumistar LLC | 449,862 | 4 | 4,730 | — | — | 4,734 |
| Repurchase of Lumistar LLC shares | (449,862) | (4) | (4,730) | (1,678) | — | (6,412) |
| Shares issued for RT Logic earnout | 342,792 | 4 | 3,802 | — | — | 3,806 |
| Stock issued upon exercise of stock options | 928,574 | 10 | 8,856 | — | — | 8,866 |
| Tax benefit on the exercise of stock options | — | — | 1,200 | — | — | 1,200 |
| Stock-based compensation | — | — | 450 | — | — | 450 |
| Dividends paid, $0.05 per share | — | — | — | (2,195) | — | (2,195) |
| **Balance September 30, 2006** | 22,074,812 | 220 | 105,780 | 36,538 | 164 | 142,702 |
| Comprehensive income: | | | | | | |
| Net income | — | — | — | 12,826 | — | 12,826 |
| Realized gain on foreign currency exchange | — | — | — | — | (130) | (130) |
| Cumulative currency translation adjustment | — | — | — | — | (25) | (25) |
| Total comprehensive income | — | — | — | — | — | 12,671 |
| Stock issued upon exercise of stock options | 482,712 | 6 | 4,862 | — | — | 4,868 |
| Repurchase of common stock shares | (3,795,180) | (38) | (51,185) | (690) | — | (51,913) |
| Stock-based compensation | — | — | 949 | — | — | 949 |
| Tax benefit on the exercise of stock options | — | — | 407 | — | — | 407 |
| Dividends paid, $0.07 per share | — | — | — | (3,137) | — | (3,137) |
| **Balance September 30, 2007** | 18,762,344 | 188 | 60,813 | 45,537 | 9 | 106,547 |
| Comprehensive income: | | | | | | |
| Net income | — | — | — | 18,174 | — | 18,174 |
| Cumulative currency translation adjustment | — | — | — | — | 2 | 2 |
| Total comprehensive income | — | — | — | — | — | 18,176 |
| Stock issued upon exercise of stock options | 613,634 | 6 | 6,547 | — | — | 6,553 |
| Repurchase of common stock shares | (2,129,944) | (21) | (7,028) | (16,462) | — | (23,511) |
| Stock-based compensation | — | — | 1,118 | — | — | 1,118 |
| Tax benefit on the exercise of stock options | — | — | 1,158 | — | — | 1,158 |
| **Balance September 30, 2008** | 17,246,034 | $173 | $ 62,608 | $ 47,249 | $ 11 | $110,041 |

The accompanying notes are an integral part of these consolidated financial statements.

## INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
**(in thousands of dollars)**

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 18,174 | $ 12,826 | $ 12,339 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 2,569 | 2,980 | 3,949 |
| Bad debt expense | (161) | (10) | 45 |
| Stock-based compensation | 1,118 | 949 | 451 |
| Tax benefit on the exercise of stock options | (1,195) | (407) | (1,200) |
| Provision for deferred income taxes | (360) | (480) | (399) |
| Changes in operating assets and liabilities | | | |
| Accounts receivable | 2,687 | (6,591) | 8,838 |
| Unbilled revenues | (8,240) | 444 | 174 |
| Prepaid expenses and other current assets | 601 | (266) | (455) |
| Deferred contract costs | (6,558) | — | — |
| Inventories | (2,092) | (1,233) | (891) |
| Income taxes receivable | (2,137) | 174 | 702 |
| Accounts payable | (621) | 3,504 | (2,401) |
| Accrued expenses | 5,430 | (547) | (2,348) |
| Deferred revenue | 1,781 | 2,298 | 1,111 |
| Other | (89) | 8 | — |
| Net cash provided by operating activities | 10,907 | 13,649 | 19,915 |
| Cash flows from investing activities: | | | |
| Decrease in restricted cash | 510 | — | — |
| Purchases of marketable securities | — | (3,122) | (20,100) |
| Sales of marketable securities | — | 40,717 | 14,721 |
| Proceeds from collections on notes receivable | 200 | 195 | 308 |
| Acquisition of fixed assets | (4,721) | (1,410) | (1,701) |
| Construction of building | — | (891) | (8,998) |
| Proceeds from the sale of property and equipment | — | 10 | — |
| Acquisition of Lumistar, net of cash received | — | — | (4,923) |
| Net cash (used in) provided by investing activities | (4,011) | 35,499 | (20,693) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of common stock | 6,553 | 4,867 | 8,866 |
| Tax benefits of stock option exercises | 1,195 | 407 | 1,200 |
| Repurchase of common stock shares | (23,511) | (51,913) | (892) |
| Lumistar stock repurchase | — | — | (6,413) |
| Dividend payments | — | (3,136) | (2,195) |
| Proceeds from note payable | — | — | 5,659 |
| Repayment of note payable | — | — | (5,659) |
| Payments on capital lease obligations | (10) | — | (25) |
| Net cash (used in) provided by financing activities | (15,773) | (49,775) | 541 |
| Net decrease in cash and cash equivalents | (8,877) | (627) | (237) |
| Effect of exchange rate changes on cash | 9 | (138) | 121 |
| Cash and cash equivalents—beginning of year | 23,894 | 24,659 | 24,775 |
| Cash and cash equivalents—end of year | $ 15,026 | $ 23,894 | $ 24,659 |
| Supplemental disclosures of cash flow information: | | | |
| Income taxes paid | $ 10,011 | $ 6,588 | $ 6,995 |
| Interest expense paid | $ 18 | $ 29 | $ 186 |

Supplemental schedule of noncash investing and financing activities:

A capital lease obligation of $48 was incurred when we entered into a lease for new equipment in 2008.

The accompanying notes are an integral part of these consolidated financial statements.

## INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
### Years Ended September 30, 2008, 2007 and 2006

### 1. Description of Business

Integral Systems, Inc. (the "Company", "We", "Us", "Our", "Integral Systems"), a Maryland corporation incorporated in 1982, provides complex solutions for satellite command and control, integration and test, data processing, signals analysis, and flight simulation. We design, develop, and integrate sophisticated solutions and provide services related to satellite ground systems and other communications and networking equipment. We believe that our integration capability is unique, as we have developed and own the key technologies used in our solutions. By controlling pivotal technologies, we believe that we are able to provide solutions at significantly lower risk and cost on accelerated schedules as compared to our competitors. Since our founding in 1982, we have supported more than 200 different satellite missions for both commercial and government customers who perform communications, science, meteorology, and earth resource applications and our systems are fielded worldwide. Integral Systems' state of the art technology, algorithms, signals processing and integration processes are based on a commercial model that we have used to bring efficiencies into the U.S. government market, which is now our largest source of revenue. We believe that our blend of commercial and government customers, mature systems integration methodologies, and mix of software and hardware products position us for sustained growth.

We are organized and report financially in three operating segments: Government Systems, Commercial Systems and Space Communications Systems. Through our Government Systems segment, we provide ground systems products and services to the U.S. federal government. It is currently our largest segment in terms of revenue and consists of our core command and control business for government applications. Its primary customer is the U.S. Air Force.

Through our Commercial Systems segment, we provide ground systems products and services to commercial enterprises and international organizations. It consists of our core command and control business for commercial applications and three of our wholly-owned subsidiaries, SAT Corporation ("SAT"), Newpoint Technologies, Inc. ("Newpoint"), and Integral Systems Europe S.A.S. ("ISI Europe"). SAT and Newpoint offer complementary ground systems components and systems. These include turnkey systems, hardware and software for satellite and terrestrial communications signal monitoring, network and ground equipment monitoring, and control and satellite data processing. ISI Europe, in Toulouse, France, serves as the focal point for the support of all of our European business. ISI Europe pursues ground systems business in Europe and Africa for command and control, signal monitoring, and network management using our products.

Our Space Communications Systems segment includes our wholly-owned subsidiary, Real Time Logic, Inc. ("RT Logic") and Lumistar, Inc. ("Lumistar"), a wholly-owned subsidiary of RT Logic. RT Logic designs and builds satellite communications equipment and systems, primarily for military applications. This equipment is used in satellite tracking stations, control centers, spacecraft factories, and military range operations. Lumistar provides system level and board level telemetry products.

Our structure allows us to address a wide variety of customer needs from complete turn-key installations to targeted technology insertions into existing systems. This provides us with the ability to capture margins at each point in the value chain – from products to solutions – driving a consolidated margin that we believe is higher than traditional system integrators.

### 2. Summary of Significant Accounting Policies

#### (a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

**(b) Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect certain reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses recognized during the reporting period. Significant estimates and judgments made by our management include: (i) estimates of profits and losses on contracts in process, (ii) recovery of long-term assets, including goodwill, (iii) accrual of estimated liabilities, and (iv) contingencies and litigation. Actual results could differ from those estimates.

**(c) Reclassifications**

Certain amounts for 2007 and 2006 have been reclassified to conform to the presentation for 2008. These reclassifications consist of the presentation of production amortization expense and cost associated with development and support of our licensed software, which are now being classified as a cost of revenue, and reclassification of certain other expense as selling, general, and administrative expense. During the first quarter of 2008, we realigned our operating segments from four segments to three segments, eliminating the Corporate segment, to conform to the way we are now internally managing our business. See Note 16. These reclassifications did not impact net income or net income per share. Certain amounts on the balance sheet have been reclassified, primarily relating to other current assets, accounts payable, accrued expenses, and billings in excess of revenue for contracts in progress.

**(d) Cash and Cash Equivalents**

We consider all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents. The carrying value of cash and cash equivalents approximated fair value.

**(e) Restricted Cash**

ISE Europe holds cash at a depository institution that is restricted related to (i) the building lease and (ii) customer projects in case of nonperformance. Currently, we do not have access to the cash and have classified it as restricted cash in our consolidated balance sheet with $26 thousand recorded in long-term other assets as it relates to the building lease (the Company does not expect to have access to the cash until at least 2011) and $78 thousand in prepaid and other current assets as it relates to customer projects that are expected to be completed within one year.

**(f) Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at the amount invoiced and generally do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses from the existing accounts receivable. We determine the allowance based on historical experience, review of specific accounts, and significant past due balances of greater than three months. Account balances are written off against the allowance after all reasonable means of collection have been exhausted and recovery is considered remote.

**(g) Inventories**

Inventories consist primarily of raw materials and finished goods (which include raw materials and direct labor). Inventories are valued at the lower of cost or market. We determine cost on the basis of the weighted average cost or first-in-first-out method. We did not have a reserve for obsolescence at September 30, 2008 and 2007. Inventories consist of the following as of September 30:

| | 2008 | 2007 |
|---|---|---|
| | (in thousands) | |
| Finished Goods | $ 740 | $ — |
| Raw Materials | 6,497 | 5,145 |
| Total | $7,237 | $5,145 |

### (h) Software Development Costs To Be Sold

Software development costs are capitalized in accordance with FAS No. 86, *Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed.* We capitalize both purchased software that is ready for resale and costs incurred internally for software development projects from the time technological feasibility is established. Capitalized software development costs are reported at the lower of unamortized cost or estimated net realizable value. Upon the general release of the software to customers, capitalized software development costs for the products are amortized over the greater of the ratio of gross revenues to expected total revenues of the product or on the straight-line method of amortization over the estimated economic life of the product, which ranges from three to five years.

### (i) Property and Equipment

Property and equipment are stated at cost and depreciated using the straight line method based on the estimated useful lives, which are as follows:

| *Classification* | *Estimated Useful Lives* |
|---|---|
| Electronic equipment | 5 to 10 Years |
| Furniture and fixtures | 5 Years |
| Leasehold improvements | Life of lease |
| Software and computer equipment | 3 Years |
| Building | 39 Years |
| Capital leased assets | Life of lease |

We capitalize software development costs in accordance with AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"). Direct costs of time and material incurred for the development of application software for internal use are capitalized and amortized using the straight-line method over the estimated useful life of the software, ranging from three to five years.

Maintenance and repair costs that do not extend the lives of the assets are expensed as incurred, while replacements and betterments are capitalized. At the time properties are retired or otherwise disposed of, the property and related accumulated depreciation or amortization accounts are relieved of the applicable amounts and any resulting gain or loss is credited or charged to income.

### (j) Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-lived Assets,"* we evaluate the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset group is considered impaired when the projected undiscounted future cash flows are less than its carrying value. We measure impairment based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose. We determined that no impairment of long-lived assets existed at September 30, 2008 and 2007.

Assets to be disposed of would be separately presented in our consolidated balance sheet and reported as the lower of the carrying amount or fair value less costs to sell, and would be no longer depreciated.

### (k) Goodwill and Other Intangible Assets

Goodwill represents the excess of acquisition costs over the fair value of assets acquired, including identified intangible assets, net of liabilities acquired. We follow the provisions of Statement of Financial Accounting Standards No. 142 (SFAS No. 142) "*Goodwill and Other Intangible Assets.*" In accordance with SFAS No. 142, goodwill is tested for impairment on an annual basis or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We are required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is determined using a multiple of earnings valuation technique and, in certain cases, a discounted cash flow technique. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In determining the reporting units, we consider the way businesses are managed and the nature of those businesses. We have established our reporting units at the segment level. We determined that no impairment of recorded goodwill existed at September 30, 2008.

We perform an impairment test annually, or more often if circumstances dictate, of our indefinite-lived intangible assets. Intangible assets that have finite useful lives are amortized over those useful lives. We determined that no impairment of recorded intangible assets existed at September 30, 2008.

### (l) Research and Development

Research and development costs are expensed as incurred in performing research and development activities. These costs are primarily comprised of salaries and benefits.

### (m) Shipping and Handling Costs

We include costs related to shipping and handling in cost of revenue for all periods presented.

### (n) Revenue

***Contract Revenue***

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable, and collectibility is reasonably assured. We earn revenue from three types of arrangements: (1) contracts that include software, hardware and engineering services to build satellite ground and communications equipment and systems, (2) software and services (typically post-contract support services ("PCS")) and (3) software only sales. Typically contracts are cost-plus fixed fee or award fee, fixed fee or time and material contracts.

We recognize software license arrangements that include significant modification and customization of the software in accordance with AICPA Statement of Position ("SOP") 97-2, "Software Revenue Recognition" as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions* by applying the provisions of SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. Such software license arrangements are generally included in our system build revenue, which is recognized using the percentage-of-completion method. Under the percentage-of-completion method, management estimates the percentage of completion based upon the costs incurred as a percentage of the total estimated costs to complete. When total cost estimates exceed revenue, we accrue for the estimated losses immediately. The use of the percentage-of-completion method requires significant judgment relative to estimating total contract revenue and costs, including assumptions relative to the length of time to complete the project, the nature and complexity of the work to be performed, and anticipated changes in estimated salaries and other costs.

Incentives and award payments are included in estimated total contract value used in the percentage-of-completion method when the realization of such amounts is deemed probable upon achievement of certain defined goals. Estimates of total contract revenue and costs are continuously monitored during the terms of the contracts and are subject to revision as the contracts progress. When revisions in estimated contract revenue and costs are determined, such adjustments are recorded in the period in which they are first identified. Revenue arrangements entered into with the same customer that are accounted for under SOP 81-1 are accounted for on a combined basis when they: (i) are negotiated as a package with an overall profit margin objective; (ii) essentially represent an agreement to do a single project; (iii) involve interrelated activities with substantial common costs; and (iv) are performed concurrently or sequentially.

When we enter into multiple-element software arrangements, which may include any combination of hardware, software or services, we allocate the total revenue to be earned under the arrangement among the various elements based on their relative fair value. For software, and elements for which software is essential to the functionality, the allocation is based on vendor-specific objective evidence (VSOE) of fair value. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately, and for software license updates and software support services it is based upon the rates when renewed. There may be cases in which there is VSOE of fair value of the undelivered elements but no such evidence for the delivered elements. In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered elements equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements. We have established VSOE on our post contract support services and recognize revenue on this element straight line over the period of performance. We recognize revenue on delivered elements only if: (i) any undelivered products or services are not essential to the functionality of the delivered products or services, (ii) we have an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (iii) there is evidence of the fair value for each undelivered product or service, and (iv) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered.

Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus an estimate of the applicable fees earned. We consider fixed fees under cost-plus-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract.

Revenue for general services or non-software product sales are recognized as work is performed or products delivered and amounts are earned in accordance with Staff Accounting Bulletin ("SAB") No. 104, *Revenue*

*Recognition* ("SAB 104"). We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectibility is reasonably assured. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized on a straight-line-basis over the service period, on a proportional performance model based on level of effort, as milestones are achieved or when final deliverables/products have been delivered. Revenue arrangements entered into with the same customer that are accounted for under SAB 104 are accounted for on a combined basis when they are entered into at or near the same time, unless it is clearly evident that the contracts are not related to one another.

Revenue includes reimbursements of travel and out-of-pocket expenses with equivalent amounts of expense recorded in other direct contract expenses. In addition, we generally enter into relationships with subcontractors where it maintains a principal relationship with the customer. In such instances, subcontractor costs are included in revenue with offsetting expenses recorded in other direct contract expenses.

Unbilled revenue consists of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to clients as of the balance sheet date. Management anticipates that the collection of these amounts will occur within one year of the balance sheet date with the exception of $6.1 million of the unbilled revenue balance which has been classified in long-term assets on the consolidated balance sheet. Billings in excess of revenue recognized for which payments have been received are recorded as deferred revenue until the applicable revenue recognition criteria have been met.

***Deferred Contract Costs***

Deferred contract costs consist of contractually recoverable material purchases for product that will be used in long-term contracts that were purchased up-front due to a variety of reasons. These costs include direct and incremental costs incurred prior to using the materials in production and/or installation. We review deferred contract costs for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. All amounts are currently expected to be recovered.

***Cost of Revenue***

Cost of revenue includes internal professional compensation and other direct contract expenses, as well as costs attributable to the support of client service professional staff, depreciation and amortization costs related to assets used in revenue-generating activities, bad debt expense relating to accounts receivable, and other costs attributable to serving our client base. Professional compensation consists of payroll costs and related benefits including stock-based compensation and bonuses. Other direct contract expenses include costs directly attributable to client engagements, such as out-of-pocket costs including travel and expenses, costs of hardware and third-party software and costs of subcontractors.

**(o) Stock-based Compensation**

On October 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), *Share-Based Payment* ("SFAS No. 123R") which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. Under SFAS No. 123R, share-based compensation cost is determined at the grant date using an option pricing model. The value of the award that is ultimately expected to vest is recognized as expense on a straight line basis over the employee's requisite service period. The Company

**2. Summary of Significant Accounting Policies (continued)**

adopted SFAS No.123R using the modified prospective method. Under this method, prior periods are not restated for comparative purposes. Rather, compensation for awards outstanding, but not vested, at the date of adoption using the grant date value determined under SFAS No. 123, *Accounting for Share-Based Compensation*, as well as new awards granted after the date of adoption using the grant date value under SFAS No. 123R are recognized as expense in the statement of operations over the remaining service period of the award.

We have estimated the fair value of each award using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and that are freely transferable. The Black-Scholes model considers, among other factors, the expected life of the award and the expected volatility of our stock price.

Share-based compensation expense recognized under SFAS No. 123R for the years ended September 30, 2008, 2007 and 2006, respectively, was $1.1 million, $0.9 million, and $0.5 million as selling, general, and administrative expense in the accompanying Consolidated Statements of Operations.

**(p) Income Taxes**

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of exiting assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date. We establish a valuation allowance if we determine that it is more likely than not that a deferred tax asset will not be realized.

On October 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109"* (FIN 48). FIN 48 prescribes a "more-likely-than-not" threshold for the recognition and derecognition of tax positions, providing guidance on the accounting for interest and penalties relating to tax positions, and requires that the cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance sheet of retained earnings or other appropriate components of equity or net assets in the statement of financial position. We did not have any significant unrecognized tax benefits and there was no material effect on our financial condition or result of operations as a result of implementing FIN 48.

**(q) Foreign Currency Translation**

The income statements of our foreign subsidiary have been translated to U.S. dollars using the average currency exchange rates in effect during the relevant period. The balance sheets have been translated using the currency exchange rate as of the end of the accounting period. The impact of currency exchange rate changes on the translation of the balance sheets are included in comprehensive income and are classified as accumulated other comprehensive income in shareholders' equity.

**(r) Net Income (Loss) Per Share**

We apply SFAS No. 128, *"Earnings Per Share,"* which establishes standards for computing and presenting earnings per share. Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the diluted weighted average common shares, which reflects the potential dilution of stock options and contingently issuable shares that could share in our income if the securities were exercised. On August 13, 2008, our Board of Directors authorized a stock split that was effected in the form of a stock dividend, for which one share of our common stock was distributed for each one share of common stock issued and outstanding on August 25, 2008. The shares presented through out the consolidated financial statements and notes thereto reflect the effect of this stock split for all periods presented.

The reconciliation of amounts used in the computation of basic and diluted net income per share for the three years ended September 30, 2008, 2007 and 2006 consist of the following:

| | Twelve Months Ended September 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (in thousands, except per share amounts) | | |
| Numerator: | | | |
| Net Income available to common shareholders | $18,174 | $12,826 | $12,339 |
| Denominator: | | | |
| Shares used for basic earnings per share—weighted-average shares | 17,813 | 21,968 | 21,782 |
| Effect of dilutive securities: | | | |
| Employee stock options | 195 | 18 | 226 |
| Shares used for diluted earnings per share adjusted weighted-average shares and assumed conversions | 18,008 | 21,986 | 22,008 |
| Income per common share: | | | |
| Basic earnings per share | $ 1.02 | $ 0.58 | $ 0.57 |
| Diluted earnings per share | $ 1.01 | $ 0.58 | $ 0.56 |

Outstanding options to purchase shares of our common stock in the amounts of 1,329 thousand shares as of September 30, 2008, 142 thousand shares as of September 30, 2007, and 0 thousand shares as of September 30, 2006 were not included in the computation of diluted net income per share because the effect would have been anti-dilutive.

### (s) Concentrations of Risk

Our financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalents and revenues. Cash accounts are maintained primarily with one federally insured financial institution. Balances usually exceed insured limits, but management does not consider this to be a significant concentration of credit risk. To mitigate the credit risk, our cash management and investment policy restricts investments primarily to banks which are insured by the Federal Deposit Insurance Corporation (FDIC). Exceptions to this policy must be approved by the CEO or CFO in advance of investing funds not meeting this criteria.

A significant portion of our revenue is derived from government services. Many of the U.S. government programs in which we participate extend for several years but are funded only on an annual basis. Accordingly, our contracts and subcontracts are subject to termination, reduction, modification, or subject to termination for "convenience," or without cause. Revenue from foreign sources totaled $10.7 million, $13.0 million, and $12.4 million for the years ended September 30, 2008, 2007, and 2006. We have no significant long-lived assets located in foreign countries.

### (t) Fair Value of Financial Instruments

The balance sheet includes various financial instruments (primarily cash and cash equivalents, restricted cash, marketable securities, accounts receivable, unbilled revenues, accounts payable, accrued expenses, and deferred revenue for contracts in progress). The fair values of cash and cash equivalents, accounts receivable, unbilled revenues, accounts payable, accrued liabilities, and deferred revenue for contracts in progress approximate the carrying values due to the short maturity of these instruments. Marketable securities and restricted cash are recorded at fair market value.

### (u) Recent Accounting Pronouncements

In September 2006, FASB issued SFAS No. 157. This standard establishes a framework for measuring fair value and expands disclosures about fair value measurement of a company's assets and liabilities. This standard also requires that the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and, generally, must be applied prospectively. We adopted this standard beginning on October 1, 2008 and it does not have a material impact on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159. This Statement permits entities to choose to measure eligible items at fair value at specified election dates and report unrecognized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and, generally, must be applied prospectively. We adopted this standard beginning on October 1, 2008 and it does not have a material impact on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160. This standard changes the accounting and reporting for minority interest and requires the ownership interest in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parents' equity. It also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of operations. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement is applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for the presentation and disclosure requirements. Presentation and disclosure requirements are to be applied retrospectively for all periods presented. We will be adopting this statement beginning on October 1, 2009. Currently, we do not have any noncontrolling (minority) interest in a subsidiary.

In March 2008, the FASB issued SFAS No. 161. This Statement changes the disclosure requirements for derivative instruments and hedging activities. This Statement requires enhanced disclosures about an entity's derivative and hedging activities and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Currently, we do not have any derivative or hedging instruments.

In December 2007, the FASB issued SFAS No. 141 (revised) ("SFAS 141(R)"), "*Business Combinations*," which is effective for business combinations entered into in fiscal years beginning on or after December 15, 2008, which is our 2010 fiscal year. Early adoption of the standard is prohibited. Under SFAS 141(R), more transactions will be recorded as business combinations, as it changes the definitions of a business, which would no longer be required to be self-sustaining or revenue generating, and a business combination, which would include combinations that occur by contract alone or due to changes in substantive participation rights, such as a lapse in minority veto rights. Certain acquired contingencies will be recorded initially at fair value on the acquisition date. After the acquisition, if new information is available, contingent liabilities will be measured at the higher of the likely amount to be paid and the acquisition-date fair value. Contingent assets will be measured subsequently at the lower of the current estimated future amount to be realized and the acquisition-date fair value. Transaction and restructuring costs generally will be expensed as incurred. In partial acquisitions, companies generally will record 100 percent of the assets and liabilities at fair value, including goodwill. This will likely result in higher related depreciation and amortization charges in subsequent periods than under the current standard. SFAS 141(R) will only impact us if we acquire businesses subsequent to the effective date of the standard.

### 3. Lumistar, LLC Asset Acquisition

On October 3, 2005, Lumistar, Inc. (the "Acquisition Subsidiary"), a newly-formed subsidiary of our RT Logic subsidiary, acquired substantially all of the assets of Lumistar, LLC, a California limited liability company (the "Seller") relating to the Seller's business of providing system level and board level telemetry acquisition products (the "Business") pursuant to an Asset Purchase Agreement dated as of October 3, 2005. The primary reason for acquiring substantially all of the assets of the Seller was to expand our existing products to the Seller's client base. The initial purchase price was approximately $10 million, including cash paid of approximately $5 million and 224,931 shares of our common stock at an estimated value of approximately $5 million. In fiscal year 2006, we recorded a $0.4 million reduction in goodwill resulting from a $0.3 million adjustment in the value of our common stock issued to the Seller as well as a $0.1 million purchase price adjustment that was paid to us from escrow funds.

The acquisition was accounted for using the purchase method of accounting, accordingly, the operating results of Lumistar have been consolidated since October 3, 2005 and the initial purchase price has been allocated to assets acquired and liabilities assumed as follows:

| (in thousands) | |
|---|---|
| Current assets | $ 2,163 |
| Property and equipment | 213 |
| Goodwill | 8,833 |
| Intangibles | 401 |
| Other assets | 10 |
| Total assets acquired | 11,620 |
| Less: Current liabilities | 2,043 |
| Net assets acquired | $ 9,577 |

The identified intangible assets are being amortized on a straight-line basis over an estimated useful life as follows: approximately four years for purchased technology ($0.2 million) and up to nine months for the customer related intangibles ($0.2 million). The acquired goodwill reflects the competitive advantages we expect to realize from introducing our existing products into Lumistar's client base. This goodwill qualifies for a tax deduction.

The governing Asset Purchase Agreement provides that the Seller may be entitled to receive contingent consideration which is payable in the event that Lumistar's business meets certain earnings performance targets during a period of up to four years following the acquisition. One half of any contingent consideration may be payable in cash and the remainder may be payable in shares of our common stock; provided, however, that we shall have the option to pay the full amount of the contingent consideration to the Seller in cash. Any shares of our common stock issued in connection with the contingent consideration will be valued based on the average closing price over the 30-day period ending on the last day of each applicable earn-out period. The contingent consideration is subject to claims by us under the indemnification provisions of the governing Asset Purchase Agreement. For the year ended September 30, 2006 and pursuant to the Reorganization Agreement, in January 2007, the former shareholders of the Seller received additional consideration of approximately $1.4 million in cash. The contingent consideration was recorded as an adjustment to goodwill. There is no contingent consideration amount due relating to the year ended September 30, 2008.

On June 23, 2006, we entered into a Stock Repurchase Agreement (the "Repurchase Agreement") with the Seller pursuant to which we repurchased and retired from the Seller 449,862 shares of our common stock issued to the Seller in connection with the acquisition of the Business (the "Shares") for an aggregate cash amount of $6.4 million (the "Purchase Price"). The Purchase Price was based on a per share price of $14.26, which was calculated as the thirty-day average closing price of the Shares for the 30 trading days preceding June 9, 2006, the date on which our Board of Directors approved the repurchase of the Shares. The Repurchase Agreement contains certain customary representations, warranties and indemnification obligations of the parties.

## 4. Accounts Receivable and Unbilled Revenues

Accounts receivable and cost and unbilled revenues at September 30, 2008 and 2007 consist of the following:

| | 2008 | 2007 |
|---|---|---|
| | (in thousands) | |
| ***Billed*** | | |
| Government services | $12,706 | $14,530 |
| Commercial products and services | 3,991 | 4,848 |
| Allowance for doubtful accounts | (9) | (170) |
| Total billed | $16,688 | $19,208 |
| ***Unbilled revenues*** | | |
| Government services | $16,548 | $14,658 |
| Commercial products and services | 2,108 | 1,872 |
| Total unbilled | $18,656 | $16,530 |

Unbilled revenues represent amounts recognized as revenue that have not been billed. Unbilled revenues were equal to $18.7 million as of September 30, 2008 of which $12.6 million is expected to be collected in the next 12 months. As of September 30, 2008, unbilled revenues that will not be collected within the next 12 months in the amount of $6.1 million are included in other assets in our consolidated balance sheets. As of September 30, 2007, unbilled revenues were $16.5 million, which were all expected to be billed and collected in one year.

## 5. Property and Equipment

Property and equipment, at cost, as of September 30, 2008 and 2007 consist of the following:

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| | (in thousands) | |
| Land | $ 2,327 | $ 2,327 |
| Building and building improvements | 9,970 | 9,890 |
| Machinery and electronic equipment | 7,633 | 5,703 |
| Furniture and fixtures | 1,677 | 1,259 |
| Leasehold improvements | 2,843 | 1,572 |
| Software | 1,164 | 928 |
| Equipment under capital lease | 49 | — |
| Construction in progress | 587 | — |
| Total property and equipment | 26,250 | 21,679 |
| Less: accumulated depreciation and amortization | (8,616) | (6,445) |
| Property and equipment, net | $17,634 | $15,234 |

Depreciation expense for the years ended September 30, 2008, 2007, and 2006 was $2.4 million, $2.0 million, and $1.8 million, respectively.

## 6. Goodwill and Other Intangible Assets

We do not have any other intangible assets that are not subject to amortization. Goodwill and other intangible assets as of September 30, 2008 and 2007 consist of the following:

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| | (in thousands) | |
| Goodwill | $51,414 | $51,304 |

During fiscal year 2008, negative goodwill of $110 thousand relating to an Antenna division that is no longer operated was charged to selling, general, and administrative expense.

As of September 30, 2008, all identified intangible assets that are subject to amortization have been fully amortized. Amortization expense for the years ended September 30, 2008, 2007, and 2006 was $22 thousand, $0.2 million, and $0.5 million, respectively.

## 7. Software Development

Software development costs as of September 30, 2008 and 2007 consist of the following:

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| | (in thousands) | |
| Costs incurred | $ 18,828 | $ 18,828 |
| Less: accumulated amortization | (18,828) | (18,630) |
| Software development costs, net | $ — | $ 198 |

Amortization expense for the years ended September 30, 2008, 2007, and 2006, was $0.2 million, $0.8 million and $2 thousand, respectively. During the fiscal year ended September 30, 2008, we did not capitalize any amounts related to software development costs.

## 8. Line of Credit and Notes Payable

During fiscal year 2008, we had a line of credit agreement permitting unsecured borrowing up to $25.0 million, including a sub-facility of $10.0 million for the issuance of letters of credit. Any borrowings under the facility will accrue interest at the one-month London Inter-Bank Offering Rate ("LIBOR"), plus a margin of 1.25% to 2.25% depending on our ratio of funded debt to earnings before interest, taxes and depreciation ("EBITDA"). We are required to pay a fee on the undrawn amount of the facility from time to time, at a rate of 0.20% to 0.25% per annum, depending on our ratio of funded debt to EBITDA, and payable quarterly. We did not use and we did not have outstanding borrowing on these lines of credit at September 30, 2008 and 2007.

We had letters of credit amounting to $0.1 million and $0.2 million as of September 30, 2008, and 2007, respectively, with certain banks relating to leased facilities. In addition, we had letters of credit amounting to approximately $1.6 million, and $1.1 million as of September 30, 2008 and 2007, respectively, with a bank relating to obligations on certain contracts.

## 9. Accrued Expenses

Accrued expenses at September 30, 2008 and 2007, consist of the following:

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| | (in thousands) | |
| Accrued payroll and withholdings | $ 6,364 | $ 4,511 |
| Accrued vacation | 2,937 | 2,302 |
| Accrued profit sharing | 1,609 | 1,142 |
| Contract related accruals | 2,034 | 1,870 |
| Professional Fees | 2,029 | 66 |
| Other accrued expenses | 1,677 | 1,201 |
| Total accrued expenses | $16,650 | $11,092 |

## 10. Commitments and Contingencies

*Leases*

We lease office space in Colorado, Maryland, California, New Hampshire, Virginia, and Toulouse, France. The current leases for offices in the United States expire in various years between 2010 and 2020. The current leases for offices in France expire in 2013. Approximate future minimum lease payments under the office leases are as follows (in thousands):

| | |
|---|---|
| Years ending September 30: | |
| 2009 | $ 3,646 |
| 2010 | 4,864 |
| 2011 | 5,236 |
| 2012 | 5,601 |
| 2013 | 5,569 |
| Thereafter | 31,664 |
| Total payments | $56,580 |

Lease payments do not include operating expenses or utilities, which are adjusted annually. Rent expense was $2.7 million, $2.3 million, and $2.3 million for the years ended September 30, 2008, 2007, and 2006, respectively.

On June 6, 2008, we entered into a material Lease Agreement (the "Agreement") for a newly leased property located at 6721 Columbia Gateway Drive in Columbia, Maryland, will be used for our corporate headquarters. We intend to relocate our corporate headquarters from its current location at 5000 Philadelphia Way, Lanham, Maryland in the third quarter of calendar year 2009. The lease term is for eleven years; the facility is approximately 131,450 square feet and has an initial $28 per square foot annual lease cost, with annual escalations of approximately 2.75% to 3.00%. The lease provides for $7.4 million in allowances for costs to build out this facility to our specifications and the landlord will reimburse us $2.1 million relating to our existing lease on the Lanham, Maryland facility, which approximates the rent obligation for our Lanham, Maryland facility for approximately two years.

*Government Contracts*

A significant portion of our revenues represent payments made by the U.S. Government and by contractors that have prime contracts with the U.S. Government. Certain of these revenues are subject to adjustment upon audit by the Defense Contract Audit Agency ("DCAA"). Audits by the DCAA have been completed on our contracts and subcontracts through the year ended September 30, 2004. RT Logic has been audited by DCAA through September 30, 2006. A significant portion of our unbilled revenue balance relates to rate variances between the current approved provisional billing rates and actual rates incurred. Management is of the opinion that the entire unbilled revenue balances are fully recoverable and any disallowances of costs for open fiscal years by the government auditors will not materially affect our financial statements.

*Litigation, Claims, and Assessments*

We are subject to various legal proceedings and threatened legal proceedings from time to time. We currently are not a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, management believes would have a material adverse effect on our business, results of operations, financial condition, or cash flows.

In November 2004, we entered into an asset purchase agreement (the "Asset Purchase Agreement") with LJT & Associates, Inc. ("LJT") to sell all assets of our antenna division. LJT filed an action against us on December 8, 2006 in the circuit court for Howard County, Maryland, seeking unspecified damages for the alleged wrongful hiring of a former LJT employee by us. LJT claimed that we breached our Asset Purchase Agreement as well as the employee's employment agreement, and LJT claimed that we conspired to and did misappropriate some of LJT's trade secrets. LJT has subsequently claimed in correspondence with us that we would be liable to them for damages in excess of $1.0 million and LJT would seek to recoup attorney's fees incurred in supporting this claim. On January 14, 2008, we agreed to settle this claim for a sum of $98,000 and to forgive a note receivable due from LJT in the amount of $67,000. As a result, we are no longer subject to any further obligation relating to this action.

As previously disclosed, on March 1, 2007, we learned that the SEC had issued a formal order of investigation regarding the Company. We and certain of our officers have received subpoenas in connection with the investigation. The Board of Directors of the Company established a Special Committee of independent directors of the Company to supervise our responses to the SEC's investigation and to investigate related matters. The Special Committee consists of the following members of our Board of Directors: John M. Albertine, Paul Casner, William F. Leimkuhler, and R. Doss McComas. The Special Committee has retained the law firm of Foley Hoag LLP to serve as its independent counsel.

The investigation by the SEC and a related inquiry by NASDAQ include questions as to whether Gary A. Prince was acting as a de facto executive officer of the Company prior to his promotion to the position of Executive Vice President and Managing Director of Operations of the Company in August 2006. The investigation and inquiry also include questions as to whether Mr. Prince was practicing as an accountant before the SEC while an employee of the Company. Mr. Prince agreed with the SEC in 1997 to a permanent injunction barring him from practicing as an accountant before the SEC, as part of a settlement with the SEC related to Mr. Prince's guilty plea to charges brought against him for conduct principally occurring in 1988 through 1990 while he was employed by Financial News Network, Inc. and United Press International.

We have certified compliance with the SEC's subpoena to the Company, and are cooperating fully with the SEC and NASDAQ in connection with the investigation and the inquiry.

Effective March 30, 2007, we terminated the employment of Mr. Prince. Mr. Prince's employment termination was at the direction of the Special Committee, as a result of investigation of the Special Committee concerning the matters under investigation by the SEC and the related inquiry by NASDAQ. We had placed Mr. Prince on paid administrative leave effective November 1, 2006, pending developments in the inquiries by the SEC and NASDAQ and the ongoing investigation by the Special Committee. On April 24, 2007, Mr. Prince sent a letter to us demanding a severance payment of $0.2 million and a bonus payment of $60,000 for fiscal year 2006 services. On May 17, 2007, Mr. Prince filed a lawsuit in Prince George's County Maryland against us demanding payment of $0.9 million for unpaid wages and treble damages related thereto. We disputed the claims made in the letter and the lawsuit by Mr. Prince. On November 19, 2007, the Company and Mr. Prince entered into a Settlement Agreement and Mutual General Release (the "Settlement Agreement") in full and complete settlement of the Lawsuit. Under the Settlement Agreement, we agreed to pay Mr. Prince a total of $110,000, of which $65,000 will be treated as wages and $45,000 will be treated as non-wages and as reimbursement of a portion of Mr. Prince's legal fees. We agreed to make the foregoing payments within seven (7) days following dismissal of the lawsuit with prejudice. The Settlement Agreement also includes mutual general releases by each of the Company and Mr. Prince with respect to the other, except that both parties agreed that the Indemnification Agreement between them effective December 4, 2002 and the Affirmation and Undertaking Re: Advance for

## 10. Commitments and Contingencies (continued)

Expenses between them dated October 17, 2006 will remain in full force and effect, and that both parties reserve all rights under both agreements. The Settlement Agreement further provides that by making the payment to Mr. Prince, we are not admitting any wrongdoing or liability and, instead, that any wrongdoing or liability is expressly denied.

## 11. Income Taxes

For the years ended September 30, 2008, 2007 and 2006, the provision for income taxes consists of the following:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | (in thousands) | | |
| Current tax expense: | | | |
| Federal | $6,445 | $6,253 | $6,777 |
| State | 1,048 | 530 | 704 |
| | 7,493 | 6,783 | 7,481 |
| Deferred tax benefit | (360) | (481) | (399) |
| Total provision for income taxes | $7,133 | $6,302 | $7,082 |

During fiscal year 2008, we recognized a $1.8 million tax credit for tax deductible research and development expenditures that were incurred in prior years. We filed amended returns associated with this tax credit.

At September 30, 2008 and 2007, the tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

| | September 30, 2008 | 2007 |
|---|---|---|
| | (in thousands) | |
| Deferred Tax Assets: | | |
| Vacation accrual | $1,028 | $ 747 |
| Allowance for doubtful accounts | 3 | 68 |
| Accrued expenses and other | 318 | 128 |
| Net operating loss ("NOL") carry-forwards | 22 | 132 |
| Capital loss carry-forward | 372 | 366 |
| Stock option expense | 532 | 499 |
| Property and equipment primarily due to differences in depreciation | 410 | 460 |
| Deferred revenues | 89 | 159 |
| Accrued commissions | 215 | 140 |
| UNICAP - 263A adjustment | 203 | — |
| Deferred Tax Asset Subtotal | 3,192 | 2,699 |
| Valuation allowance—capital loss carry-forward | (372) | (366) |
| Total Deferred Tax Assets | 2,820 | 2,333 |
| Deferred Tax Liabilities: | | |
| Intangible asset amortization | (866) | (624) |
| Software development costs | — | (77) |
| Total Deferred Tax Liabilities | (866) | (701) |
| Net Deferred Tax Asset/(Liability) | $1,954 | $1,632 |

As of September 30, 2008, we had approximately $0.5 million of state net operating losses which expire in 2022. We also had capital loss carry-forwards of approximately $0.9 million, which expire in 2009.

In evaluating our ability to recover our deferred tax assets, we considered all available positive and negative evidence, including past operating results, the reversal of temporary differences, the forecasts of future taxable income from operations and investments and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with estimates being used to manage the business. A valuation allowance is required if it is "more likely than not" that a deferred tax asset will not be realized. The deferred tax asset related to the capital loss carryforward has been fully reserved via a valuation allowance because management has determined it was no longer likely the capital loss carryforward would be utilized prior to its expiration. We currently do not have any excess cash invested in stocks or bonds on the open market and no longer expect to generate capital gains from the sale of such securities. Further, we do not at this point have any plans to dispose of assets that could generate capital gains to utilize the capital loss. Accordingly, a valuation allowance was established for the capital loss. Based on the weight of the positive and negative evidence and the information available, management believes that it is more likely than not that the remaining deferred tax assets will be realized.

The temporary differences are presented in the balance sheet as follows:

| | September 30, | |
|---|---|---|
| | 2008 | 2007 |
| | (in thousands) | |
| Deferred tax asset—current portion | $1,567 | $1,007 |
| Deferred tax asset—long term portion | 387 | 625 |
| Net deferred tax asset/(liability) | $1,954 | $1,632 |

We recognized a tax benefit related to our share-based compensation in the amount of approximately $1.2 million, $0.4 million and $1.2 million in the years ended September 30, 2008, 2007 and 2006, respectively and was allocated to additional paid-in capital within stockholders' equity.

The effective income tax rates differ from the statutory U.S. income tax rate due principally to the following:

| | Year ended September 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Federal statutory rate | 35.0% | 35.0% | 35.0% |
| State tax, net of federal income tax benefit | 2.6% | 3.2% | 3.5% |
| Tax benefit of tax free investment income | -0.4% | -2.9% | -2.4% |
| Valuation Allowance—capital loss carryforward | 0.0% | 0.0% | 1.9% |
| Business tax credits | -7.3% | 0.0% | 0.0% |
| Other | -1.7% | -2.3% | -1.5% |
| Effective rate | 28.2% | 33.0% | 36.5% |

We adopted FIN 48 on October 1, 2007, which requires financial statement benefits to be recognized for positions taken for tax return purposes when it is more-likely-than-not that the position will be sustained. On the date of adoption, we had no unrecognized income tax benefits.

The change in unrecognized tax benefits under FIN 48 is shown in the table below (in thousands):

| | 2008 |
|---|---|
| Unrecognized tax benefits at October 1, 2007 | $— |
| Increase (decrease) related to position taken in prior years | — |
| Increase (decrease) related to position taken in current year | 768 |
| Unrecognized tax benefits at September 30, 2008 | $768 |

If recognized, the entire balance of unrecognized tax benefits would impact the effective tax rate. Over the next 12 months, we do not anticipate that the amount of the liability for unrecognized tax benefits will be reversed. We recognize interest income, interest expense, and penalties relating to tax exposures as a component of income tax expense. The amount of interest expense and penalties related to the above unrecognized tax benefits was $84 thousand, net of federal tax benefit.

We are still open to examination from 2005 forward, although research and experimentation tax credits that were generated prior to 2005 may still be adjusted upon examination by tax authorities.

As of September 30, 2008, we had not recorded U.S. income tax expense for approximately $0.5 million of unremitted earnings of our foreign subsidiary, which was designated as indefinitely reinvested. The amount of unrecognized net deferred tax liability related to these foreign earnings is not material.

## 12. Profit Sharing and Employee Benefits Plans

We have a profit sharing and 401(k) plan for the benefit of substantially all employees. We currently contribute a discretionary amount of 11% of eligible employee's salary to the plan. Future contributions will be a discretionary amount determined by our performance and profitability. The 401(k) feature allows employee's to make elective deferrals not to exceed 25% of compensation. For the years ended September 30, 2008, 2007, and 20065, contributions to the plans totaled $4.5 million, $3.9 million, and $3.6 million, respectively.

## 13. Stock Option Plan and Stock-Based Compensation

Pursuant to the approval by stockholders at the February 20, 2008 Annual Meeting of the Stockholders, we established the 2008 Stock Incentive Plan, which was effective December 5, 2007. Prior to the adoption of the 2008 Stock Incentive Plan, we established the 2002 Stock Option Plan and the 1988 Stock Option Plan. Pursuant to the approval of the 2008 Stock Incentive Plan by stockholders at the February 20, 2008 Annual Meeting of the Stockholders, no further options were granted under the 1998 Stock Option Plan and the 2002 Stock Option Plan after February 20, 2008. The 2008 Stock Incentive Plan was created to provide incentives for our employees, consultants, and directors to promote our financial success. The Compensation Committee of the Board of Directors has sole authority to select full-time employees, directors, or consultants to receive awards of options, stock appreciation rights, restricted stock, and restricted stock units under this plan. The maximum number of shares of common stock that may be issued pursuant to the 2008 Stock Incentive Plan is 3,199,894 (composed of (i) 1,800,000 shares available for grant under the 2008 Stock Incentive Plan, *plus* (ii) 180,800 shares that were authorized for issuance under the 2002 Stock Option Plan and were not subject to outstanding awards as of December 5, 2007, *plus* (iii) 1,219,094 shares that were subject to outstanding awards under the 2002 Stock Option Plan on December 5, 2007 (which shares are eligible for award under the 2008 Stock Incentive Plan to the extent that they cease to be subject to such awards for any reason on or after December 5, 2007)).

The exercise price of each award of options and stock appreciation rights is set at our common stock's closing price on the date of grant, unless the optionee owns greater than 10 percent of our common stock and is granted an incentive stock option (a stock option that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code). The exercise price of such incentive stock option must be at least 110 percent of the fair market value of the common stock on the date of grant. Options, stock appreciation rights, restricted stock, and restricted stock units expire no later than ten years from the date of grant (five years for incentive stock options received by greater than 10 percent owners) and vest from one to five years.

As of September 30, 2008, we had reserved for issuance an aggregate 2,658,260 shares of common stock under the 2008 Stock Incentive Plan.

The following table summarizes the activity for all of our stock option awards during the years ended September 30, 2008, 2007 and 2006:

| | *Shares* | *Weighted Average Exercise Prices* | *Weighted Average Remaining Life* | *Aggregate Intrinsic Value ($ in millions)* |
|---|---|---|---|---|
| | (in thousands) | | | |
| Options outstanding October 1, 2005 | 2,076 | $ 9.72 | — | — |
| Granted | 386 | $10.44 | — | — |
| Exercised | (928) | $ 9.23 | — | — |
| Cancelled | (28) | $10.04 | — | — |
| Options outstanding September 30, 2006 | 1,506 | $ 9.72 | — | — |
| Granted | 370 | $11.65 | — | — |
| Exercised | (482) | $10.09 | — | — |
| Cancelled | (114) | $12.61 | — | — |
| Options outstanding September 30, 2007 | 1,280 | $11.18 | — | — |
| Granted | 1,379 | $22.76 | — | — |
| Exercised | (614) | $10.68 | — | — |
| Cancelled | (66) | $12.23 | — | — |
| Options outstanding September 30, 2008 | 1,979 | $19.37 | 7.60 Years | $5.96 |
| Exercisable at September 30, 2008 | 450 | $11.24 | 2.54 Years | $4.29 |

Cash received from the exercise of options under all of our stock option plans for the twelve months ending September 30, 2008, 2007, and 2006 was $6.6 million, $4.9 million, and $8.9 million, respectively. We currently plan to satisfy future stock option exercises under these plans with registered shares available to be issued.

The following table summarizes additional information about stock options outstanding at September 30, 2008:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Exercise Price Per Share | Number of Shares | Weighted-Average Remaining Life | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
| | (in thousands) | | | (in thousands) | |
| $ 7.50 – 9.99 | 186 | 1.24 Years | $ 9.17 | 184 | $ 9.17 |
| $10.00 – 14.99 | 464 | 3.76 Years | $12.58 | 266 | $12.66 |
| $20.00 – 25.00 | 1,329 | 9.83 Years | $23.16 | — | — |
| | 1,979 | 7.60 Years | $19.37 | 450 | $11.24 |

The following table summarizes information about our nonvested stock options outstanding at September 30, 2008:

| Nonvested Shares | Shares | Weighted Average GrantDate Fair Value |
|---|---|---|
| | (in thousands) | |
| Nonvested at October 1, 2007 | 356 | $3.87 |
| Granted | 1,379 | $9.11 |
| Vested | (161) | $3.60 |
| Cancelled | (45) | $4.08 |
| Nonvested at September 30, 2008 | 1,529 | $8.63 |

The weighted-average grant date fair value of options which were granted during the years ended September 30, 2008, 2007, and 2006 was $9.11, $3.32, and $4.23, respectively. The fair value of the options granted was estimated on the date of the grant using the Black-Scholes options pricing model. The following table shows the assumptions used for the grants that occurred in each twelve month period.

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Expected volatility | 34.42% | 35.05% | 33.59% |
| Risk free interest rate | 3.48% | 4.88% | 4.80% |
| Forfeiture rate | 3.16% - 6.13% | 0.00% | 0.00% |
| Dividend yield | 0.00% | 1.11% | 0.68% |
| Expected lives | 3.5 - 6.3 years | 3.0 - 4.5 years | 3.0 - 4.5 years |

The expected volatility is established based on the historical volatility of our common stock. The risk free interest rate is determined base on the U.S. Treasury yield curve that is commensurate with the expected life of the options granted. Employee share-based compensation expense recognized in the years ended September 30, 2007 and 2006 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures at a rate of 3 – 7 percent, based on our historical option forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The dividend yield is based upon the most recently declared quarterly dividend as of the grant date as a percentage of the average stock price at the time of the grant. The expected lives is based on the based on the "simplified" method allowed by SAB No. 110, whereby the expected term is equal to the midpoint between the vesting date and the end of the contractual term of the award.

We have recognized $1.1 million, $0.9 million and $1.2 million of share-based compensation expense in the Consolidated Statements of Operations for the years ended September 30, 2008, 2007 and 2006, respectively. We recognized a tax benefit related to our share-based compensation in the amount of approximately $1.2 million, $0.4 million and $01.2 million in the twelve month period ended September 30, 2008, 2007 and 2006, respectively.

### 14. Stockholder's Equity Transactions

As of September 30, 2008, there was $12.2 million of unrecognized compensation expense related to remaining non-vested stock options that will be recognized over a weighted average period of 1.95 years. The total fair value of options which vested during the twelve month period ending September 30, 2008, 2007, and 2006 was $0.6 million, $1.1 million, and $0.1 million, respectively.

On August 14, 2007, we launched a tender offer to purchase up to 3,700,000 shares of our common stock for $13.50 per share. On September 12, 2007, we accepted for purchase 3,700,000 shares of our common stock tendered in the tender offer at a purchase price of $13.50 per share. We used $50.8 million to purchase such shares in September 2007, which included fees and expenses of $0.9 million. We funded the purchase using proceeds from the sales of marketable securities of $38 million and cash from operations, to purchase such shares in September 2007.

On February 29, 2008, the Company entered into a Stock Repurchase Agreement with Fursa Alternative Strategies LLC ("Fursa"), to repurchase 2,129,944 shares of the Company's common stock that Fursa beneficially owned on behalf of its affiliated investment funds and separately managed accounts over which it exercised discretionary authority. The shares repurchased represented approximately 11% of the Company's total shares of Common Stock outstanding as of February 29, 2008 and Fursa's entire ownership interest in the Company. The shares were repurchased at a purchase price of $11.00 per share. The Company repurchased the shares with existing cash on hand. Upon repurchasing the shares, the Company cancelled the shares.

On August 13, 2008, our Board of Directors authorized a stock split that was effected in the form of a stock dividend, for which one share of our common stock was distributed for each one share of common stock issued and outstanding on August 25, 2008. We issued a total of 8,622,267 shares relating to this stock split.

During fiscal years 2008, 2007 and 2006, we reacquired 2,129,944, 3,795,180, and 541,662 shares of our stock for a total cost of $23.5 million, $51.9 million and $7.3 million, respectively. Of the shares reacquired in 2006, 449,862 shares of our common stock were reacquired in conjunction with a Stock Repurchase Agreement with Lumistar, LLC for $6.4 million.

### 15. Business Segment and Geographical Information

During the first quarter of 2008, we realigned our operating segments from four segments to three segments, eliminating the Corporate segment, to conform to the way we are now internally managing our business. The Corporate segment was primarily composed of the Product Division, which develops and licenses our EPOCH IPS product line to other operating segments and to third-party customers. This segment was also responsible for EPOCH IPS maintenance and support revenue and expenses. The associated revenue and cost for product license sales, maintenance, and support are now included in the respective results of our Government and Commercial segments. The Corporate segment results for prior periods have been reclassified to conform to the presentation for the fiscal year ended September 30, 2008. The reclassification does not modify the previously reported consolidated revenue or net income. We evaluate the performance of our three operating segments based on operating income. The following is a brief description of each of the segments:

*Government Systems:* this segment provides ground systems products and services to the U.S. Government. It is currently our largest segment in terms of revenue and consists of our core command and control business for government applications. Its primary customer is the U.S. Air Force.

*Commercial* Systems: this segment provides ground systems products and services to commercial enterprises and international governments and organizations. It consists of our core command and control business for commercial applications and three of our wholly-owned subsidiaries as follows:

- SAT and Newpoint offer complementary ground system components and systems, which includes turnkey systems, hardware, and software for satellite and terrestrial communications signal monitoring, network, and ground equipment monitoring, and control and satellite data processing.
- ISI Europe serves as the focal point for our ground systems business in Europe and Africa for command and control, signal monitoring, and network management using our products.

*Space Communications Systems:* this segment includes our wholly-owned subsidiaries RT Logic and Lumistar. RT Logic designs and builds satellite communications equipment and systems, principally for military applications. This equipment is used in satellite tracking stations, control centers, spacecraft factories, and military range operations. Lumistar, provides system level and board level telemetry products.

We earn revenue both as a prime contractor and a subcontractor from sales of our products and services through contracts funded by the U.S. Government as well as commercial and international organizations. During the years ended September 30, 2008, 2007 and 2006, approximately 82%, 80%, and 79%, respectively, of our revenue was from government services, primarily the United States Air Force and other U.S. government agencies. The remaining revenue is from commercial products and services.

We have intercompany sales between our three segments, which are eliminated in the consolidated operating results. Summarized financial information by business segment is as follows:

| | Year Ended | | |
|---|---|---|---|
| | Sept. 30, 2008 | Sept. 30, 2007 | Sept. 30, 2006 |
| | | (in thousands) | |
| Revenue: | | | |
| Government Systems | $ 83,603 | $ 67,655 | $ 57,339 |
| Commercial Systems | 28,748 | 26,079 | 22,347 |
| Space Communications Systems | 57,781 | 42,795 | 44,422 |
| Elimination of intersegment sales | (9,962) | (7,875) | (7,577) |
| Total revenue | $160,170 | $128,654 | $116,531 |
| Operating income: | | | |
| Government Systems | $ 7,185 | $ 2,420 | $ 2,359 |
| Commercial Systems | 3,674 | 4,281 | 3,704 |
| Space Communications Systems | 14,049 | 10,124 | 11,079 |
| Elimination of intersegment sales | 188 | 67 | 414 |
| Total operating income | $ 25,096 | $ 16,892 | $ 17,556 |
| Other income, net | 211 | 2,236 | 1,865 |
| Income before income tax | 25,307 | 19,128 | 19,421 |
| Provision for income tax | 7,133 | 6,302 | 7,082 |
| Net income | $ 18,174 | $ 12,826 | $ 12,339 |
| Depreciation and Amortization: | | | |
| Government Systems | $ 1,199 | $ 1,318 | $ 1,894 |
| Commercial Systems | 289 | 350 | 605 |
| Space Communications Systems | 1,081 | 1,312 | 1,450 |
| Total depreciation and amortization | $ 2,569 | $ 2,980 | $ 3,949 |
| Revenue by Geographic Location: | | | |
| United States | $149,433 | $115,651 | $104,172 |
| International | 10,737 | 13,003 | 12,359 |
| Total Revenue | $160,170 | $128,654 | $116,531 |
| Other long-lived assets (1) | | | |
| Government Systems | $ 1,618 | $ 930 | |
| Commercial Systems | 261 | 220 | |
| Space Communications Systems | 13,152 | 13,214 | |
| Unallocated Corporate | 2,603 | 870 | |
| Total other long-lived assets | $ 17,634 | $ 15,234 | |
| Goodwill | | | |
| Government Systems | $ 2,415 | $ 2,415 | |
| Space Communications Systems | 48,999 | 48,999 | |
| Unallocated Corporate | — | (110) | |
| Total goodwill | $ 51,414 | $ 51,304 | |

(1) Other long-lived assets include property and equipment.

| | Fiscal Year Ended Sept. 30, 2008 | Fiscal Year Ended Sept. 30, 2007 | Fiscal Year Ended Sept. 30, 2006 |
|---|---|---|---|
| | | (in thousands) | |
| **Capital Expenditures:** | | | |
| Government Systems | $1,502 | $ 504 | $ 163 |
| Commercial Systems | 212 | 106 | 76 |
| Space Communications Systems | 1,023 | 1,311 | 10,365 |
| Unallocated Corporate | 1,984 | 380 | 95 |
| Total Capital Expenditures | $4,721 | $2,301 | $10,699 |

Asset information for our segments at September 30, 2008 and 2007 is shown in the following table.

| | Fiscal Year Ended Sept. 30, 2008 | Fiscal Year Ended Sept. 30, 2007 |
|---|---|---|
| | (in thousands) | |
| **Total Assets:** | | |
| Government Systems | $ 27,561 | $ 19,593 |
| Commercial systems | 10,218 | 19,811 |
| Space Communications Systems | 97,248 | 83,185 |
| Unallocated Corporate | 49,803 | 40,947 |
| Elimination of intersegment balances | (37,627) | (27,475) |
| Total Assets | $147,203 | $136,061 |

## 16. Quarterly Financial Data (unaudited)

On December 11, 2008, we announced that we would restate our previously filed unaudited financial statements for the interim periods ended December 31, 2007, March 30, 2008, and June 30, 2008. The significant adjustment related to errors in the accounting treatment for certain transactions with respect to the timing of the recognition of revenue between periods due to multiple element software arrangements specifically related to the accounting for post contract support services, software licenses, the treatment of certain transactions that do not involve significant customization, modification, or production and the timing of revenue associated with some reimbursable costs on government programs. Therefore, we have restated such financial statements to reflect the adjusted accounting treatment for these contracts and other adjustments identified as part of the audit. Additionally, we have corrected our net income per share calculations for these interim periods to properly apply the treasury method within our calculations. These adjustments are summarized as follows:

| | Three Months Ended December 31, 2007 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Restated |
| | (in thousands, except per share amounts) | | |
| Revenue | $37,310 | $(3,350) | $33,960 |
| Gross profit | 15,357 | (2,809) | 12,548 |
| Income from Operations | 8,327 | (3,009) | 5,318 |
| Net Income | 7,023 | (1,971) | 5,052 |
| Earnings per share—basic | $ 0.37 | $ (0.10) | $ 0.27 |
| Earnings per share—diluted | $ 0.37 | $ (0.10) | $ 0.27 |
| Weighted average common and equivalent shares outstanding: | | | |
| Basic | 18,763 | (1) | 18,762 |
| Diluted | 18,763 | 100 | 18,863 |

| | Three Months Ended March 31, 2008 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Restated |
| | (in thousands, except per share amounts) | | |
| Revenue | $44,852 | $(7,148) | $37,704 |
| Gross profit | 12,189 | (1,313) | 10,876 |
| Income from Operations | 5,800 | (1,424) | 4,376 |
| Net Income | 3,973 | (933) | 3,040 |
| Earnings per share—basic | $ 0.22 | $ (0.05) | $ 0.17 |
| Earnings per share—diluted | $ 0.22 | $ (0.06) | $ 0.16 |
| Weighted average common and equivalent shares outstanding: | | | |
| Basic | 18,065 | 269 | 18,334 |
| Diluted | 18,111 | 385 | 18,496 |

| | Three Months Ended June 30, 2008 | | |
|---|---|---|---|
| | As Reported | Adjustments | As Restated |
| | (in thousands, except per share amounts) | | |
| Revenue | $41,797 | $ 365 | $42,162 |
| Gross profit | 15,576 | 1,030 | 16,606 |
| Income from Operations | 7,096 | 702 | 7,798 |
| Net Income | 4,706 | 461 | 5,167 |
| Earnings per share—basic | $ 0.28 | $ 0.02 | $ 0.30 |
| Earnings per share—diluted | $ 0.27 | $ 0.03 | $ 0.30 |
| Weighted average common and equivalent shares outstanding: | | | |
| Basic | 16,980 | (9) | 16,971 |
| Diluted | 17,139 | 87 | 17,226 |

The following tables contain selected unaudited Consolidated Statement of Operations data for each quarter of fiscal years 2008 and 2007.

| | Year Ended September 30, 2008 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
| | As restated | As restated | As restated | | |
| | (in thousands, except per share amounts) | | | | |
| Revenue | $33,960 | $37,704 | $42,162 | $46,344 | $160,170 |
| Gross profit | 12,548 | 10,876 | 16,606 | 20,192 | 60,222 |
| Income from Operations | 5,318 | 4,376 | 7,798 | 7,604 | 25,096 |
| Net Income | 5,052 | 3,040 | 5,167 | 4,915 | 18,174 |
| Earnings per share—basic | $ 0.27 | $ 0.17 | $ 0.30 | $ 0.29 | $ 1.02 |
| Earnings per share—diluted | $ 0.27 | $ 0.16 | $ 0.30 | $ 0.28 | $ 1.01 |
| Weighted average common and equivalent shares outstanding: | | | | | |
| Basic | 18,762 | 18,334 | 16,971 | 17,182 | 17,813 |
| Diluted | 18,863 | 18,496 | 17,226 | 17,444 | 18,008 |

| | Year Ended September 30, 2007 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
| | (in thousands, except per share amounts) | | | | |
| Revenue | $27,422 | $29,012 | $35,872 | $36,348 | $128,654 |
| Gross profit | 9,144 | 8,661 | 11,816 | 12,725 | 42,346 |
| Income from Operations | 2,595 | 2,789 | 5,180 | 6,328 | 16,892 |
| Net Income | 2,059 | 2,142 | 3,818 | 4,807 | 12,826 |
| Earnings per share—basic | $ 0.09 | $ 0.10 | $ 0.17 | $ 0.23 | $ 0.58 |
| Earnings per share—diluted | $ 0.09 | $ 0.10 | $ 0.17 | $ 0.23 | $ 0.58 |
| Weighted average common and equivalent shares outstanding: | | | | | |
| Basic | 22,118 | 22,211 | 22,335 | 21,208 | 21,968 |
| Diluted | 22,252 | 22,283 | 22,405 | 21,196 | 21,985 |

## 17. Subsequent Events

Effective October 15, 2008, we established the Integral Systems, Inc. Employee Stock Purchase Plan. The Employee Stock Purchase Plan permits pre-tax contributions by eligible employees. The maximum percentage of an employee's contribution cannot exceed 10%. The purchase price per share at which shares are purchased under the Employee Stock Purchase Plan is 85% of the fair-market value of our common stock. A maximum of 1,800,000 shares of our common stock may be purchased under the Employee Stock Purchase Plan.

On December 15, 2008, shortly after the Company announced its preliminary financial results for the quarter and fiscal year ended September 30, 2008, a purported securities class action complaint was filed in Maryland federal court against the Company and certain of its current and former officers. The complaint alleges that between April 28, 2008 and December 10, 2008, certain statements made by the Company concerning its financial condition were false or misleading because those statements failed to disclose that the Company was improperly recognizing revenue; that the Company's financial statements accordingly were not prepared in accordance with U.S. GAAP, were misstated, and were materially false and misleading; and that the Company lacked adequate internal and financial controls. The complaint seeks to assert claims under sections 10(b) and 20(a) of the Securities Exchange Act, and requests certification of a class of persons who purchased the Company's common stock between the dates set forth above. No specific damage amount is alleged in the complaint. To date no proceedings have taken place in the lawsuit other than the filing of the complaint. The Company and the individual defendants intend to defend the lawsuit vigorously.

During the first quarter of 2009, we realigned our Space Communications Systems segment to include the operations of our SAT subsidiary. The signal monitoring products sold by SAT are better aligned with the product offerings of the Space Communications Systems segment. SAT was previously included in the Commercial Systems segment.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management carried out an evaluation, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as of September 30, 2008. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) were not effective as of September 30, 2008 to provide reasonable assurance that information required to be disclosed by us, in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure because of the material weaknesses in internal control over financial reporting described below.

b. Management's Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively), assessed the effectiveness of our internal control over financial reporting as of the end of the fiscal year subject to this Annual Report on Form 10-K based on the framework in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO Framework"). Based on our assessment under the COSO Framework, we identified the following material weaknesses as of September 30, 2008.

1. We have determined that the internal controls we designed to ensure that revenue is recognized in a timely and accurate manner are ineffective. Specifically, our internal controls over software revenue recognition have not been designed to provide reasonable assurance that (i) revenue is recognized in accordance with our stated accounting policies when the licensed software does not require significant production, customization or modification, (ii) software arrangements subject to long-term contract accounting include appropriate measures of progress towards completion and revenue is recognized

based on these estimates in the proper period and (iii) appropriate allocations of revenue to delivered and undelivered elements have been made under multiple-element revenue arrangements, and revenue for those elements is recorded in the proper period. These deficiencies resulted in a material misstatement of our previously reported revenue, gross profit and net income for the quarters ended December 31, 2007, March 30, 2008 and June 30, 2008.

2. We did not have an adequate level of skilled accounting resources to ensure that accounting processes were being completed effectively and on a timely basis. Effective monitoring controls require accounting personnel with an adequate level of knowledge and experience to be in place and effective in order to handle the complexities of accounting for our operations. We had ineffective corporate oversight of our subsidiaries and therefore management has determined that we have a material weakness in internal controls over monitoring our financial statement close and financial reporting processes.

As a result of these material weaknesses, we concluded that our internal control over financial reporting was not effective as of September 30, 2008. Management is reviewing and evaluating its internal control procedures and the design of those procedures relating to revenue recognition and accounting processes. Once this review is complete, we intend to implement the necessary changes to remediate these material weaknesses.

Ernst & Young LLP, our independent registered public accounting firm, has issued an opinion on our internal control over financial reporting. This opinion appears in the Report of Independent Registered Public Accounting Firm beginning on page F-3 of this Annual Report on Form 10-K.

c. Changes in Internal Control Over Financial Reporting.

As required by Rule 13a-15 under the Exchange Act, our management carried out an evaluation of any change in our internal control over financial reporting that occurred during our fourth quarter ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. This evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, we concluded that there was no change in our internal control over financial reporting during this period that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

Not applicable.

## PART III

Certain information required by Part III is incorporated by reference to our definitive proxy statement for the 2009 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission ("SEC") pursuant to Regulation 14A within 120 days after September 30, 2008.

Except for those portions specifically incorporated in this report by reference to our proxy statement for the 2009 Annual Meeting of Stockholders, no other portions of the proxy statement are deemed to be filed as part of this Report on Form 10-K.

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is incorporated by reference from the information under the captions "Corporate Governance Guidelines", "Executive Officers", "Committees of the Board —Audit Committee", "Code of Ethical Conduct", "Selection of Director Nominees", "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", in our proxy statement for the 2009 Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after September 30, 2008.

We intend to disclose any waiver of our code of business conduct and ethics for our directors or executive officers in future Form 8-K filings within four business days following the date of such waiver. We also intend to post on our website at www.integ.com any amendment to, or waiver from, a provision of our code of business conduct and ethics that applies to our principal executive officer, principal financial officer, corporate controller and other employees performing similar functions within four business days following the date of such amendment or waiver.

### ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the information under the caption "Executive and Director Compensation" in our proxy statement for the 2009 Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after September 30, 2008.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain information required by this item is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" in our proxy statement for the 2009 Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after September 30, 2008.

**Equity Compensation Plan Information**

The following table sets forth certain equity compensation plan information as of September 30, 2008 regarding equity compensation plans approved and not approved by our stockholders (shares in thousands):

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| **Equity compensation plans approved by security holders[1]** | **1,979** | **$19.37** | **2,479** |
| **Equity compensation plans not approved by security holders** | **—** | **—** | **—** |
| **Total** | **1,979** | **$19.37** | **2,479** |

(1) Reflects equity awards granted under the Integral Systems, Inc. 2008 Stock Incentive Plan, the 2002 Stock Option Plan and the 1988 Stock Option Plan and 679 thousand shares reserved for issuance under the 2008 Stock Incentive Plan and 1.8 million shares reserved for issuance under the Employee Stock Purchase Plan, all as of September 30, 2008.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the information under the caption "Policies on Transactions and Arrangements with Related Persons" in our proxy statement for the 2009 Annual Meeting of Stockholders.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from the information under the captions "Ratification of Appointment of Independent Registered Public Accounting Firm" and "Auditor Independence" in our proxy statement for the 2009 Annual Meeting of Stockholders.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements.



2. Financial Statement Schedules.

Schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instruction or are inapplicable and therefore have been omitted.

3. Index to Exhibits

| | |
|---|---|
| 3.1 | Articles of Restatement of the Company dated May 7, 1999, as supplemented by Articles Supplementary of the Company dated March 13, 2006 and as supplemented by Articles Supplementary of the Company dated February 12, 2007 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2007 filed with the SEC on May 10, 2007). |
| 3.2 | Amended and Restated Bylaws of the Company, as amended by Amendments No. 1, 2, 3 and 4 to the Amended and Restated By-laws of Integral Systems, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on September 20, 2007). |
| 4.1 | Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-58453) filed by the Company with the SEC on July 2, 1998). |
| 10.1+ | 1988 Stock Plan (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-61559) filed by the Company with the SEC on August 14, 1998). |
| 10.2+ | 2002 Stock Option Plan (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-87694) filed by the Company with the SEC on May 7, 2002). |
| 10.3+ | Integral Systems, Inc. Incentive Compensation Plan for FY 2008 (incorporated by reference to Exhibit 10.02 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 7, 2008). |
| 10.4+ | Integral Systems, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 26, 2008). |
| 10.5+ | Integral Systems, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 26, 2008). |

| | |
|---|---|
| 10.6+ | Form of Grant Document for Nonqualified Stock Options under Integral Systems, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.05 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 7, 2008). |
| 10.7+ | Form of Grant Document for Incentive Stock Options under Integral Systems, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.06 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 7, 2008). |
| 10.8 | Stock Purchase Agreement between Fursa Alternative Strategies, LLC and the Company, dated February 29, 2008 (incorporated by reference to Exhibit 10.07 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 7, 2008). |
| 10.9+ | Form of Indemnification Agreement between the Company and certain of its officers and all of its directors (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 15, 2003). |
| 10.10 | Lease dated June 1, 1999, between Integral Systems, Inc. and ASP Washington, L.L.C. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999 filed with the SEC on August 12, 1999), and amendment thereto, dated October 27, 2005 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2005). |
| 10.11 | Lease Agreement dated June 6, 2008, between Integral Systems, Inc. and Corporate Office Properties Trust (incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed with the SEC on June 12, 2008). |
| 10.12 | Award/Contract No. F04701-01-C-0012 from MCK Space & Missile Systems Center, effective as of February 7, 2001 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed with the SEC on May 15, 2002). |
| 10.13 | Award/Contract No. FA8819-05-C-0018 from Space & Missile Systems Center ("SMC") on behalf of U.S. Air Force, effective as of February 25, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 10, 2005). |
| 10.14 | Letter Agreement dated January 31, 2007 by and among Integral Systems, Inc., Fursa Alternative Strategies LLC, William F. Harley, III, and Chartwell Capital Investors II, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 6, 2007). |
| 10.15+ | Employment Agreement between John B. Higginbotham and the Company, effective July 9, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 11, 2008), as amended by the First Amendment to Employment Agreement between John B. Higginbotham and the Company, effective August 7, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2008). |
| 10.16+ | Employment Agreement between Alan W. Baldwin and the Company, effective July 30, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 3, 2007), as amended by the First Amendment to Employment Agreement between Alan W. Baldwin and the Company, effective July 9, 2008 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 11, 2008) and by the Terms and Conditions for Nonqualified Stock Option Grant to Alan W. Baldwin (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2008). |
| 10.17+ | Employment Agreement between William R. Lewis and the Company, effective July 30, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 3, 2007). |

| | |
|---|---|
| 10.18+ | Employment Agreement between Peter J. Gaffney and the Company, dated September 12, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 14, 2007), as superseded by the Contract Employee Services Agreement between Peter J. Gaffney and the Company, effective October 21, 2008 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K field with the SEC on October 22, 2008). |
| 10.19+ | Employment Agreement between Elaine M. Brown and the Company, dated September 12, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 14, 2007), as superseded by Separation Agreement and General Release between Elaine M. Brown and the Company, dated July 2, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2008). |
| 10.20+ | Employment Agreement between William M. Bambarger, Jr. and the Company, effective as of September 25, 2007 (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed with the SEC on December 12, 2007), as amended by Amendment No. 1 to Employment Agreement between William M. Bambarger, Jr. and the Company, effective as of April 30, 2008 (incorporated by reference to Exhibit 10.02 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the SEC on August 7, 2008). |
| 10.21+ | Employment Agreement between Jeffrey A. Rosolio and the Company, effective as of November 19, 2007 (incorporated by reference to Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 7, 2008), as amended by Amendment No. 1 to Employment Agreement between Jeffrey A. Rosolio and the Company, effective as of April 30, 2008 (incorporated by reference to Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the SEC on August 7, 2008). |
| 10.22+ | Employment Agreement between Stuart C. Daughtridge and the Company, effective as of December 5, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 11, 2007). |
| 10.23+ | Employment Agreement between James G. Schuetzle and the Company, effective as of December 5, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 11, 2007). |
| 10.24 | Amended and Restated Revolving Line of Credit Loan Agreement, dated September 28, 2007, among the Company, certain of its subsidiaries, and Bank of America, N.A., as lender (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 filed with the SEC on December 12, 2007). |
| 21.1 | List of Subsidiaries of the Registrant |
| 23.1 | Consent of Bernstein & Pinchuk LLP. |
| 23.2 | Consent of Ernst & Young LLP, Independent Registered Public Accountants. |
| 31.1 | Certification Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934, as amended. |
| 31.2 | Certification Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934, as amended. |
| 32.1 | Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

+ Indicates management or compensatory plan or arrangement

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of December 24, 2008.

INTEGRAL SYSTEMS, INC.

By: /s/ JOHN B. HIGGINBOTHAM

**John B. Higginbotham**
**Chief Executive Officer and President**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of December 24, 2008.

| Signature | Titles | Date |
|---|---|---|
| /s/ JOHN B. HIGGINBOTHAM<br>**John B. Higginbotham** | Chief Executive Officer, President, Director | December 24, 2008 |
| /s/ WILLIAM M. BAMBARGER, JR.<br>**William M. Bambarger, Jr.** | Chief Financial Officer and Treasurer, Principal Accounting Officer | December 24, 2008 |
| /s/ JOHN M. ALBERTINE<br>**John M. Albertine** | Chairman of the Board, Director | December 24, 2008 |
| /s/ JAMES B. ARMOR, JR.<br>**James B. Armor, Jr.** | Director | December 24, 2008 |
| /s/ ALAN W. BALDWIN<br>**Alan W. Baldwin** | Director | December 24, 2008 |
| /s/ PAUL G. CASNER, JR.<br>**Paul G. Casner, Jr.** | Director | December 24, 2008 |
| /s/ WILLIAM LEIMKUHLER<br>**William Leimkuhler** | Director | December 24, 2008 |
| /s/ R. DOSS MCCOMAS<br>**R. Doss McComas** | Director | December 24, 2008 |

**Exhibit 31.1**

## CERTIFICATIONS

I, John B. Higginbotham, certify that:

1. I have reviewed this Form 10-K of Integral Systems, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 24, 2008

/s/ JOHN B. HIGGINBOTHAM

**John B. Higginbotham**
**Chief Executive Officer and President**
**Integral Systems, Inc.**

**Exhibit 31.2**

## CERTIFICATIONS

I, William M. Bambarger, certify that:

1. I have reviewed this Form 10-K of Integral Systems, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 24, 2008

/s/ WILLIAM M. BAMBARGER

**William M. Bambarger**
**Chief Financial Officer and Treasurer**
**Integral Systems, Inc.**

**Exhibit 32.1**

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Integral Systems, Inc. (the "Company") on Form 10-K for the twelve months ended September 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John B. Higginbotham the Chief Executive Officer and President of the Company, certify, pursuant to and for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN B. HIGGINBOTHAM

**John B. Higginbotham**
**Chief Executive Officer and President**

Date: December 24, 2008

**Exhibit 32.2**

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Integral Systems, Inc. (the "Company") on Form 10-K for the twelve months ended September 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William M. Bambarger, the Chief Financial Officer and Treasurer of the Company, certify, pursuant to and for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WILLIAM M. BAMBARGER

**William M. Bambarger**
**Chief Financial Officer and Treasurer**

Date: December 24, 2008

INTEGRAL™
SYSTEMS

# INTEGRAL SYSTEMS, INC.

**5000 Philadelphia Way**
**Lanham, Maryland 20706-4417**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON FEBRUARY 26, 2009

TO THE STOCKHOLDERS OF INTEGRAL SYSTEMS, INC.:

NOTICE IS HEREBY GIVEN that the 2009 Annual Meeting of Stockholders (the "Annual Meeting") of Integral Systems, Inc., a Maryland corporation (the "Company"), will be held at the Company's offices located at 5000 Philadelphia Way, Lanham, Maryland, at 10:00 a.m., on February 26, 2009, for the following purposes:

1. To elect seven directors to serve on the Board of Directors until the next annual meeting of stockholders and until their successors are duly elected and qualified;
2. To ratify the action of the Audit Committee of the Board of Directors in appointing Ernst & Young LLP as the Company's independent registered public accounting firm for the 2009 fiscal year;
3. To approve an amendment to the Company's charter to eliminate the supermajority voting requirements imposed by the Maryland General Corporation Law;
4. To approve certain clarifying amendments to the Company's charter; and
5. To transact such other business as may properly come before the Annual Meeting.

All of the foregoing is more fully set forth in the Proxy Statement accompanying this Notice.

The Board of Directors of the Company has set the close of business on December 19, 2008 as the record date for determining stockholders of the Company entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. A list of the stockholders as of the record date will be available for inspection by stockholders, for any purpose germane to the Annual Meeting, at the Company's offices or the offices of Registrar & Transfer Co., the Company's transfer agent, during normal business hours for a period of ten (10) days prior to the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. **REGARDLESS OF WHETHER YOU PLAN ON ATTENDING THE ANNUAL MEETING, PLEASE TAKE THE TIME TO PROMPTLY VOTE YOUR PROXY BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD.**

By Order of the Board of Directors,

John B. Higginbotham
Chief Executive Officer and President

January 21, 2009
Lanham, Maryland

**INTEGRAL SYSTEMS, INC.**

**2009 ANNUAL MEETING OF STOCKHOLDERS**

**TABLE OF CONTENTS**

INTEGRAL SYSTEMS

**INTEGRAL SYSTEMS, INC.**
**5000 Philadelphia Way**
**Lanham, Maryland 20706-4417**

**PROXY STATEMENT**

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON THURSDAY, FEBRUARY 26, 2009**

**Integral Systems, Inc.'s Notice of Annual Meeting and Proxy Statement, Annual Report and other proxy materials are available at http://www.cfpproxy.com/3409.**

The Board of Directors (the "Board of Directors" or the "Board") of Integral Systems, Inc., a Maryland corporation (the "Company", "we", "us" or "our"), solicits your proxy for the 2009 Annual Meeting of Stockholders of the Company (the "Annual Meeting"), to be held at 10:00 a.m. on Thursday, February 26, 2009, at the Company's offices located at 5000 Philadelphia Way, Lanham, Maryland, and any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting.

These proxy solicitation materials were first distributed on or about January 21, 2009 to all stockholders entitled to vote at the Annual Meeting.

## INFORMATION CONCERNING SOLICITATION AND VOTING

**What is the purpose of the Annual Meeting?**

At the Annual Meeting, stockholders will act upon the matters described in the accompanying Notice of Annual Meeting of Stockholders. These actions include: the election of seven directors; ratification of the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2009 fiscal year; approval of an amendment to the charter of the Company (the "Charter") to eliminate the supermajority voting requirements imposed by the Maryland General Corporation Law; approval of certain clarifying amendments to the Charter; and any other matter properly presented. In addition, our management will report on the Company's performance during fiscal 2008 and respond to questions from stockholders.

**Who is entitled to vote?**

Only stockholders of record at the close of business on the record date, December 19, 2008, are entitled to receive notice of and to vote at the Annual Meeting, and any postponement or adjournment of the Annual Meeting. Each outstanding share of the Company's common stock, par value $0.01 per share (the "Common Stock"), entitles its holder to cast one vote with respect to each nominee for director and one vote on each other matter to be voted upon.

**Who can attend the Annual Meeting?**

All stockholders of record at the close of business on the record date, or their duly appointed proxies, may attend the Annual Meeting.

**What constitutes a quorum?**

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding on the record date and entitled to vote will constitute a quorum. A quorum is required for business to be conducted at the Annual Meeting. As of the December 19, 2008 record date, 17,250,334 shares of our Common Stock were outstanding and entitled to vote. If you submit a properly executed proxy card, even if you abstain from voting, then you will be considered part of the quorum. Similarly, "broker non-votes" (described below) will be counted in determining whether there is a quorum.

**How do I vote?**

You may vote either by casting your vote in person at the Annual Meeting, or by marking, signing and dating each proxy card you receive and returning it in the prepaid envelope. If you hold your shares in "street name" through a broker or other nominee, you may be able to vote by telephone or electronically through the Internet in accordance with the voting instructions provided by that institution.

**What does the Board of Directors recommend?**

The recommendations of the Board of Directors are set forth after the description of each item in this proxy statement. In summary, the Board recommends a vote:

- "FOR" election of the seven (7) director nominees (see Proposal No. 1);
- "FOR" ratification of the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2009 fiscal year (see Proposal No. 2);
- "FOR" approval of the Charter amendment to eliminate the supermajority voting requirements imposed by the Maryland General Corporation Law (see Proposal No. 3); and
- "FOR" approval of certain clarifying amendments to the Charter (see Proposal No. 4).

**How will my shares be voted?**

Your shares will be voted as you indicate on the proxy card. If you return your signed proxy card but do not mark the boxes indicating how you wish to vote, your shares will be voted: "FOR" election of the seven (7) director nominees; "FOR" ratification of the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2009 fiscal year; "FOR" approval of the Charter amendment to eliminate the supermajority voting requirements imposed by the Maryland General Corporation Law; and "FOR" approval of certain clarifying amendments to the Charter. Your shares will be voted in accordance with the discretion of the proxy holders as to any other matter that is properly presented.

If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion on some of the items to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those items and will not be counted in determining the number of shares necessary for approval for each item. A broker non-vote with respect to shares occurs if a broker or other nominee does not have discretionary authority and has not received instructions with respect to a particular item from the beneficial owner or other person entitled to vote such shares.

**Can I change my vote or revoke my proxy after I return my proxy card?**

Yes. Even after you have submitted your proxy, you may change your vote at any time before the proxy is exercised at the Annual Meeting. Regardless of the way in which you submitted your original proxy, you may change it by:

- returning a later-dated signed proxy card;

- delivering a written notice of revocation to the Company at 5000 Philadelphia Way, Lanham, Maryland 20706-4417, Attn.: Jeffrey A. Rosolio, Secretary; or
- attending the Annual Meeting and voting in person.

If your shares are held through a broker or other nominee, you will need to contact that institution if you wish to change your voting instructions.

**What vote is required to approve each proposal?**

For Proposal No. 1, election of the directors, a plurality of the votes cast at the Annual Meeting at which a quorum is present is sufficient to elect each director. Thus, each stockholder will be entitled to vote "FOR" seven (7) nominees, and the seven (7) nominees with the greatest number of votes will be elected. Abstentions and broker non-votes (which may occur if a beneficial owner of Common Stock whose shares are held in a brokerage or bank account fails to provide the broker or bank with voting instructions as to such shares of Common Stock) will have no effect on the election of directors.

For Proposal No. 2, ratification of the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2009 fiscal year, the affirmative vote of a majority of the votes cast at the Annual Meeting at which a quorum is present will be required for approval. Abstentions and broker non-votes are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum exists. Abstentions and broker non-votes will not be treated as votes cast and will not affect the outcome of the vote with respect to Proposal No. 2.

For each of Proposal No. 3 (approval of the Charter amendment to eliminate the supermajority voting requirements imposed by the Maryland General Corporation Law) and Proposal No. 4 (approval of certain clarifying amendments to the Charter), the affirmative vote of two-thirds of all the votes entitled to be cast on the matter at the Annual Meeting at which a quorum is present will be required for approval. Therefore, abstentions and broker non-votes effectively count as votes against Proposal No. 3 and Proposal No. 4.

**Who will count the vote?**

Representatives of Registrar & Transfer Co., our independent stock transfer agent, will count the votes and act as the inspector of election.

**Who paid for the cost of this proxy solicitation?**

The Company paid for this proxy solicitation, and we have retained D.F. King & Co., Inc. to solicit proxies for a fee of $12,500 plus a reasonable amount to cover expenses. We also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to stockholders. Proxies will be solicited by mail, telephone, or other means of communication. Our directors, officers and regular employees who are not specifically employed for proxy solicitation purposes and who will not receive any additional compensation for such activities also may solicit proxies.

## CORPORATE GOVERNANCE

### Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines that meet or exceed the NASDAQ Stock Market, Inc. ("NASDAQ") Listing Standards. As described in the Corporate Governance Guidelines, the Board of Directors makes an affirmative determination regarding the independence of each director annually. An "independent" director is a director who meets the NASDAQ definition of independence, as determined by the Board. The full text of the Corporate Governance Guidelines can be found in the Corporate Governance section of the Company's website (*www.integ.com/CorporateGovernance*). A copy also may be obtained upon request to the Company at 5000 Philadelphia Way, Lanham, Maryland 20706-4417, Attn.: Jeffrey A. Rosolio, Secretary.

### Director Independence

The Board of Directors undertook its annual review of director independence in December 2008, and in the process reviewed the independence of each director nominee. The purpose of these reviews was to determine whether any of the director nominees had relationships or transactions that were inconsistent with a determination that the nominee is independent. During these reviews, transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries were considered.

Based on the NASDAQ Listing Standards, the Board affirmatively determined that Dr. Albertine, General Armor, Mr. Casner, Mr. Leimkuhler and Mr. McComas is each an independent director. Mr. Baldwin and Mr. Higginbotham are considered inside directors, and therefore not independent, as a result of their employment by the Company during the 2008 fiscal year. Previously, the Board also had affirmatively determined that William F. Harley III (who served as a director from February 2006 to February 2008) was independent of the Company and its management.

### Meetings of the Board of Directors; Attendance at Annual Meetings

The Board of Directors met 14 times in the fiscal year ended September 30, 2008. Each of the Company's incumbent directors attended at least 75% of the aggregate number of meetings of the Board of Directors and the committees on which he served during the time he served as a director or a member of any committee. The Company encourages all directors to attend each Annual Meeting. With the exception of Mr. Leimkuhler, each of the current Board members who was a member of the Board at the time of the 2008 Annual Meeting of Stockholders attended the 2008 Annual Meeting.

## Committees of the Board

The Board of Directors has five standing committees: an Audit Committee; a Nominating Committee; a Compensation Committee; a Strategic Growth Committee; and a Special Committee to handle the SEC investigation/NASDAQ inquiry, described in Item 3 (Legal Proceedings) in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2008. The Board has adopted a written charter for each of the Audit, Nominating and Compensation Committees, and those charters are available on the Corporate Governance section of the Company's website (*www.integ.com/CorporateGovernance*). Copies of the committee charters also may be obtained upon request to the Company at 5000 Philadelphia Way, Lanham, Maryland 20706-4417, Attn.: Jeffrey A. Rosolio, Secretary. The members of the Board's current committees are identified in the following table:

| Director | Audit Committee | Compensation Committee | Nominating Committee | Strategic Growth Committee | Special Committee (SEC Investigation/ NASDAQ Inquiry) |
|---|---|---|---|---|---|
| John M. Albertine | — | X | X | X | X |
| James B. Armor, Jr. | — | — | — | X | — |
| Alan W. Baldwin | — | — | — | — | — |
| Paul G. Casner, Jr. | X | Chair | Chair | X | X |
| John B. Higginbotham | — | — | — | — | — |
| William F. Leimkuhler | Chair | X | X | X | Chair |
| R. Doss McComas | X | X | — | Chair | X |

*Audit Committee.* The Audit Committee's responsibilities include: selecting, evaluating, appointing, replacing and overseeing the services of the Company's independent registered public accounting firm; pre-approving the terms of all audit services, and any permissible non-audit services, to be provided by the Company's independent registered public accounting firm; evaluating the independent registered public accounting firm's qualifications and independence, including considering whether any circumstance, including the performance of any permissible non-audit services, would impair the independence of the Company's independent registered public accounting firm; overseeing the accounting, reporting, and financial practices of the Company and its subsidiaries, including the integrity of the Company's financial statements; overseeing the Company's internal control environment and compliance with legal and regulatory requirements; and overseeing the performance of the Company's internal audit function and independent registered public accounting firm.

The Board of Directors has determined that the members of the Audit Committee are independent as defined in the NASDAQ Listing Standards and applicable rules of the U.S. Securities and Exchange Commission ("SEC"). In addition, the members of the Committee meet additional, heightened independence criteria that apply to audit committee members under the NASDAQ Listing Standards. The Audit Committee met six times during fiscal 2008. There is unrestricted access between the Audit Committee and the independent registered public accounting firm. The Board of Directors has determined that William F. Leimkuhler is an "audit committee financial expert," as defined in SEC rules as a result of his service on various audit committees and his years working as an investment banker, which required him to analyze and evaluate the financial statements of numerous public companies.

*Compensation Committee.* The Compensation Committee's responsibilities include reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those goals and objectives, recommending to the independent directors the Chief Executive Officer's compensation level based on this evaluation, recommending to the Board the compensation of other executive officers based upon the recommendation of the Chief Executive Officer, reviewing the compensation of directors for service on the Board and its committees and recommending changes in compensation to directors, and administering the Company's equity incentive-based and equity-based compensation plans that are subject to the Board's approval.

The Board of Directors has determined that the members of the Committee are independent as defined in the NASDAQ Listing Standards. The members of the Compensation Committee also are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code. The Compensation Committee met seven times during fiscal 2008. For additional information regarding the processes and procedures used by the Compensation Committee, please see the section entitled "Compensation Discussion and Analysis" below.

*Nominating Committee.* The Nominating Committee's responsibilities include identifying qualified individuals to become directors of the Company, recommending to the Board of Directors qualified director nominee(s) for election at annual meetings and special meetings of stockholders and persons to be considered to fill any Board vacancy and any newly created directorship, and recommending to the Board membership on the Audit Committee. The Board has determined that the members of the Nominating Committee are independent as defined in the NASDAQ Listing Standards. The Nominating Committee met four times during fiscal 2008.

*Strategic Growth Committee.* The Strategic Growth Committee's responsibilities include overseeing the development and pursuit of the strategic plans and goals of the Company.

*Special Committee (SEC Investigation/NASDAQ Inquiry).* The Special Committee is composed of independent directors, and the Committee is responsible for supervising the Company's responses to an investigation by the SEC and the related NASDAQ inquiry. For more information on the investigation and the inquiry, please see Item 3 (Legal Proceedings) in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

**Compensation Committee Interlocks and Insider Participation**

None of the members of the Compensation Committee is or has been an officer or employee of the Company, and no interlocking relationship exists between the Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company.

**Selection of Director Nominees**

The Nominating Committee will consider candidates for Board membership suggested by its members and other Board members, as well as by management and stockholders. The Nominating Committee does not have a formal policy for consideration of director candidates recommended by the Company's stockholders, because the Board has adopted Corporate Governance Guidelines that state that stockholder-recommended candidates will be evaluated using the same criteria as internally generated candidates. You may recommend any person for consideration as a director nominee by writing to the Nominating Committee of the Board of Directors, c/o Integral Systems, Inc., 5000 Philadelphia Way, Lanham, Maryland 20706-4417. Recommendations must include the name and address of the stockholder making the recommendation, a representation that the stockholder is a holder of our Common Stock, biographical information about the individual recommended and any other information the stockholder believes would be helpful to the Nominating Committee in evaluating the individual recommended.

Once the Nominating Committee has identified a candidate, the Nominating Committee evaluates the candidate by considering any and all factors that it deems to be relevant. Although there are no minimum qualifications, the factors evaluated by the Nominating Committee may include, among others, the following: relevant business and industry experience; level of education; business acumen; understanding of the Company's business and industry; strategic thinking and willingness to share ideas; network of contacts; diversity of experiences; expertise and backgrounds among Board members; and independence.

The Nominating Committee makes a recommendation to the full Board of Directors as to any persons it believes should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Committee. Based on the Nominating Committee's recommendation, the Board of Directors elected General Armor as a new director in March 2008. General Armor was suggested to the Nominating Committee by an executive officer of the Company.

**Stockholder Communications with the Board of Directors**

Any stockholder who wishes to communicate directly with the Board of Directors or any member of the Board should do so in writing, addressed to John M. Albertine, Chairman of the Board of Directors, c/o Integral Systems, Inc., 5000 Philadelphia Way, Lanham, Maryland 20706-4417. These communications will not be screened by management prior to receipt by the Board of Directors.

**Code of Ethical Conduct**

The Board of Directors has adopted a written Code of Ethical Conduct, a copy of which is available in the Corporate Governance section of the Company's website (*www.integ.com/CorporateGovernance*) or upon written request to the Company at 5000 Philadelphia Way, Lanham, Maryland 20706-4417, Attn.: Jeffrey A. Rosolio, Secretary. The Company requires all directors, officers and employees to adhere to this Code in addressing the legal and ethical issues encountered in conducting their work. The Code requires avoidance of conflicts of interest, compliance with all laws and other legal requirements, conduct of business in an honest and ethical manner, integrity and actions in the Company's best interest. Directors, officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code. In addition, the Sarbanes-Oxley Act of 2002 requires companies to have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Company currently has such procedures in place.

## PROPOSALS TO BE VOTED ON

## PROPOSAL NO. 1
## ELECTION OF DIRECTORS

### General

The current by-laws of the Company (the "Bylaws") provide that the number of members of the Board of Directors shall consist of not less than three nor more than nine directors and that the exact number may be determined by the Board of Directors or the stockholders. The Board of Directors has determined that the current number of members of the Board of Directors shall be seven. Each director is elected for a one-year term at each annual meeting of the stockholders. Directors serve until the next annual meeting of stockholders and until their respective successors have been duly elected and qualified, or until a director's death or retirement or until the director resigns or is removed.

A Board of Directors consisting of seven (7) directors is to be elected at the Annual Meeting. Unless otherwise instructed, the proxy holders will vote all of the proxies received by them for the Company's seven (7) nominees. Each of the following seven (7) directors has been nominated for election at the Annual Meeting: John M. Albertine, James B. Armor, Jr., Alan W. Baldwin, Paul G. Casner, Jr., John B. Higginbotham, William F. Leimkuhler and R. Doss McComas (each, a "Nominee," and collectively, the "Nominees"). Each of the Nominees presently serves on our Board of Directors. We do not know of any reason why any of the Nominees would be unable to serve. However, if any of the Nominees should become unavailable to serve as a director, the Board of Directors may designate a substitute nominee or reduce the size of the Board of Directors. If the Board of Directors designates a substitute nominee, the persons named as proxies will vote "FOR" that substitute nominee.

### Director Nominee Information

Set forth below is certain information regarding the Nominees. The age shown below for each Nominee is as of February 26, 2009, the date of the Annual Meeting.

| Directors | Age | Position |
|---|---|---|
| John M. Albertine | 64 | Chairman of the Board and Independent Director |
| James B. Armor, Jr. | 58 | Independent Director |
| Alan W. Baldwin | 71 | Director |
| Paul G. Casner, Jr. | 71 | Independent Director |
| John B. Higginbotham | 53 | Chief Executive Officer, President and Director |
| William F. Leimkuhler | 57 | Independent Director |
| R. Doss McComas | 54 | Independent Director |

**John M. Albertine,** 64, joined the Board of Directors on December 6, 2006 and was appointed to the position of Chairman on April 10, 2007. In 1990, Dr. Albertine founded Albertine Enterprises, Inc., a merchant banking, consulting and lobbying firm. Dr. Albertine has been the Chairman and Chief Executive Officer of Albertine Enterprises for the last 18 years and continues in that position today. From 1986 through 1990, he served as Vice Chairman of the Fruit of the Loom Company. From 1981 through 1986, he served as President of the American Business Conference. From 1979 to 1980, he served as Executive Director to the Congressional Joint Economic Committee. From 1977 through 1979, he served as Legislative Assistant to U.S. Senator Lloyd M. Bentsen. From 1969 through 1977, Dr. Albertine served as an Instructor, Assistant Professor, Associate Professor and ultimately as Chair of the Department of Economics at Mary Washington College. Dr. Albertine holds a Ph.D. in Economics from the University of Virginia and a Bachelor of Arts in Economics from King's College. Dr. Albertine has been a director of 14 publicly traded companies in his career. Currently, Dr. Albertine is a director of Kadant Inc., a supplier of technology-based systems for the global pulp and paper industry, and Intersections, Inc., a leading global provider of consumer and corporate identity risk management services.

**James B. Armor, Jr.**, 58, joined the Board of Directors on March 14, 2008. General Armor is the owner and Chief Executive Officer of The Armor Group, LLC, a position he has held since September 2007. The Armor Group, LLC is an aerospace consultant to military, intelligence, and civil government organizations and commercial and international industry specializing in space systems development, operations, strategic planning and organizational management. Previously, General Armor served as an active duty officer in the United States Air Force from May 1973 until his retirement on January 1, 2008. Most recently, General Armor served as Director of the National Security Space Office, Office of the Under Secretary of the Air Force until his retirement on January 1, 2008. Prior to this, he served as Director, Signals Intelligence Acquisition and Operations, National Reconnaissance Office, where he was responsible for U.S. intelligence satellite systems. Earlier in his career, General Armor served as the Director of the Global Positioning System, the U.S. government's largest satellite constellation. General Armor is a trained astronaut who holds a Master of Science degree in Electrical Engineering (Electro-Optics) from AF Institute of Technology, and Bachelor of Science degrees in Electrical Engineering and Psychology from Lehigh University. General Armor also serves as a director of Navsys Corporation, a firm providing high-quality technical products and services in GPS hardware design, systems engineering, systems analysis and software design.

**Alan W. Baldwin,** 71, joined the Board of Directors on December 6, 2006. He served as the interim Chief Executive Officer and as President of the Company, appointed on May 31, 2007 and November 13, 2007, respectively, until July 9, 2008 and December 10, 2008, respectively. Prior to joining the Company, Mr. Baldwin served as President and Chief Operating Officer of Argosy International from May 2005 through May 2006 and as a consultant to Argosy International from June 2006 until assuming the role of interim Chief Executive Officer of the Company. Argosy International is a supplier of composite materials, specialty chemicals, technology, equipment, products and services to aerospace OEMs, airlines and overhaul and maintenance facilities located in the Far East. Mr. Baldwin served as President of Alcore Inc., a subsidiary of the M.C. Gill Company that manufactures aluminum honeycomb composite materials for the aircraft industry, from May 2001 through November 2004. During the period 1980 through 2000, Mr. Baldwin served as the Chief Executive Officer and/or President of several high technology-based companies manufacturing a range of products including optical fiber, hybrid integrated circuits and composite aircraft structures. Mr. Baldwin spent 10 years from 1969 through 1979 with TRW Electronics in Los Angeles, managing a manufacturing plant specializing in producing high-reliability semiconductor products for guidance and navigation systems for the Air Force's Minuteman and the Navy's Poseidon ICBM systems. After graduating from the U.S. Military Academy at West Point, New York in June 1959, Mr. Baldwin was an officer in the U.S. military at the Army's Redstone Arsenal in Huntsville, Alabama, and the Air Force Space and Missile Systems Organization in Los Angeles, California through 1968. While in the Air Force, he played a vital role in the early research and development of laser guided missiles and smart bomb technology for both the Army and subsequently the Air Force. He also managed a subsystems program office while in the Air Force providing boost-phase guidance & control and telemetry equipment for all Atlas and Titan space launches at Cape Kennedy in Florida and Vandenberg Air Force Base in California. Mr. Baldwin received a Bachelor of Science degree from the U.S. Military Academy at West Point, New York and a Master of Science degree from the University of Alabama. Mr. Baldwin currently serves on the Board of Directors of ReGen Biologics, an orthopedic products company that develops, manufactures and markets innovative tissue growth and repair products for U.S. and global markets, and is Chairman of ReGen Biologics' Audit Committee.

**Paul G. Casner, Jr.,** 71, joined the Board of Directors on December 18, 2006. On April 30, 2005, Mr. Casner retired from DRS Technologies, Inc., a supplier of integrated products, services and support to military forces, intelligence agencies and prime contractors worldwide, as Executive Vice President of Operations and Chief Operating Officer. Mr. Casner had served at DRS Technologies as Executive Vice President of Operations since 1998 and Chief Operating Officer since 2000. Mr. Casner previously formed Technical Applications and Service Company (TAS) in 1991, which purchased the assets of the Norden Service Company and merged into DRS Technologies in 1993. Following the merger, Mr. Casner became President of DRS Electronic Systems, a position he held until 1994. Previously, Mr. Casner served as President and Chief Executive Officer of the Norden Service Company, a company he joined in 1984 as Vice President in Charge of

Maryland Operations, eventually advancing to the role of Senior Vice President of Engineering for all Norden Systems. In 1979, Mr. Casner co-founded American Computer and Electronics Corporation, where he grew the military segment of the company and led the effort to develop a Console Emulation Capability, which was used by the U.S. Navy for combat training. After graduating from Drexel University, Mr. Casner joined the staff of The Johns Hopkins Applied Physics Laboratory (APL) and advanced to the status of Principal Staff. Mr. Casner earned a Bachelor of Science degree in Electrical Engineering from Drexel University and a Master of Science degree in Management Science from The Johns Hopkins University. He is a member of the Naval Reserve Association and is a Commodore of the Navy League of the United States, in addition to other professional affiliations. Mr. Casner has more than 40 years of defense industry experience, which includes several senior positions in business management, technical management, strategic planning and business development. In addition, Mr. Casner serves on the Board of Directors of Mikros Systems Corporation, Atair Aerospace, Inc. and Aurora Flight Sciences Corporation.

**John B. Higginbotham,** 53, was appointed as the Company's Chief Executive Officer and as a member of the Board of Directors on July 9, 2008 and as President of the Company on December 10, 2008. Mr. Higginbotham is the Founder and Managing Member of SpaceVest LLC, an entity providing strategic and management guidance to a number of early-stage and middle market enterprises, a position he has held since 2006. Mr. Higginbotham also currently is a General Partner of SpaceVest Fund, LP, SpaceVest Partners, LP and SpaceVest GP, venture capital investment facilities that are now inactive, a position he has held since 1995. In addition, from 1997 through 2006, Mr. Higginbotham was the Founder, Chairman and Managing Director of SpaceVest affiliated private equity venture capital entities (now Redshift Ventures), managing approximately $270 million of investments in more than 50 high-technology companies. Earlier in his career, Mr. Higginbotham co-founded International Technology Underwriters (Intec), which was acquired by AXA Insurance Company, a globally recognized space and telecommunications insurance underwriting management firm. Mr. Higginbotham initiated his career with Hewlett-Packard Company as Product Manager for HP's successful initial entry into the microcomputer marketplace. Mr. Higginbotham also serves on the Board of Directors of Protostar, Ltd., a satellite operator. He was formerly Chairman, now Director Emeritus, of the Space Foundation, a premier non-profit organization supporting space activities, space professionals and education, and Mr. Higginbotham maintains affiliations with several other industry associations. He received his Bachelor of Science degree in civil engineering from Virginia Polytechnic Institute and State University (Virginia Tech) with Honors and his Master of Business Administration from Harvard Business School.

**William F. Leimkuhler,** 57, joined the Board of Directors on May 3, 2006. Mr. Leimkuhler is the General Counsel and Director of Business Development of Paice Corporation, a privately held developer of advanced vehicle powertrains, a position he has held since 1999. From 2004 to 2006, Mr. Leimkuhler also was a partner of Semaphore Partners LLC, based in Stamford, Connecticut. From 1994 through 1999, he held various positions with Allen & Company, initially serving as the firm's General Counsel. Prior to that, Mr. Leimkuhler was a corporate partner with the New York law firm of Werbel & Carnelutti (which later became Heller Ehrman White & McAuliffe), a firm he joined in 1984. Mr. Leimkuhler holds a Juris Doctor from New York University and a Bachelor of Science and a Master of Science from the Massachusetts Institute of Technology. Mr. Leimkuhler serves as a director of Speedus Corp., which is engaged in healthcare and wireless telecommunications and other businesses. Prior to and since joining the Board of Speedus Corp., Mr. Leimkuhler also has performed consulting assignments for Speedus and its affiliates, including working as Chief Operating Officer of VisionStar, a start-up company with a full CONUS Ka-band slot with a plan to develop Internet and other services with a small satellite developed by Orbital Systems. Mr. Leimkuhler also serves as a director of U.S. Neurosurgical, Inc., an owner and operator of stereotactic radiosurgery centers, and Argan, Inc., which provides a range of engineering and construction services to the power industry, offers telecommunications infrastructure services and manufactures and distributes nutritional supplements.

**R. Doss McComas,** 54, joined the Board of Directors in July 1995 and served as Chairman of the Board from April 21, 2006 until April 10, 2007. Mr. McComas currently serves as President of IWS Communications, a business process provider to, and investor in, companies serving internet, cellular, wireless and satellite links for domestic and international customers, a position he has held since December 2008. He also serves as President of Persistent Telecom, a provider of cellular, wireless and satellite links for domestic and international customers, a position he has held since March 2008. Previously, from 2005 through March 2008, Mr. McComas served as Vice President of TECORE Wireless Systems, Inc., a supplier of cellular protocol-based wireless systems. From 2000 through 2006, Mr. McComas was President of LynxConnect, an Internet service provider, and President of Cybercommunitys, a community software provider. From 1999 through 2000, he served as President of Fortel Technologies, Inc., a communications service provider. From 1995 through 1999, Mr. McComas served as Chairman of Plexsys International, a cellular telephone infrastructure provider. From 1982 through 1995, he held positions with COMSAT RSI, a satellite control and network management company, and Radiation Systems, Inc., a public satellite and wireless communications antenna provider, including Group Vice President, Vice President of Acquisitions, Strategic Planning and International Marketing and General Counsel. Mr. McComas holds a Bachelor of Arts degree from Virginia Polytechnic Institute, a Master of Business Administration from Mt. Saint Mary's University and a Juris Doctor from Gonzaga University.

**The Board of Directors unanimously recommends that stockholders vote "FOR" each of the Nominees.**

## PROPOSAL NO. 2
## RATIFICATION OF APPOINTMENT OF
## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**General**

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for the 2009 fiscal year. Ernst & Young LLP, a firm of registered public accountants, has served as the Company's independent registered public accounting firm since September 19, 2008. Ernst & Young LLP will examine and report to stockholders on the consolidated financial statements of the Company and its subsidiaries.

The Board of Directors has put this proposal before the stockholders because the Board believes that seeking stockholder ratification of the Audit Committee's appointment of the Company's independent registered public accounting firm is good corporate practice. This vote is only advisory, because the Audit Committee has the sole authority to retain and dismiss the Company's independent registered public accounting firm. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will evaluate the basis for the stockholders' vote when determining whether to continue the firm's engagement.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from stockholders.

**The Board of Directors unanimously recommends that stockholders vote "FOR" the ratification of the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2009 fiscal year.**

**Change in Independent Registered Public Accounting Firm**

On September 19, 2008, the Audit Committee of the Board of Directors dismissed Bernstein & Pinchuk LLP as the independent registered public accounting firm for the Company following completion of services related to review of the Company's financial statements for the quarter ended June 30, 2008.

The reports of Bernstein & Pinchuk LLP on the Company's consolidated financial statements and on the effectiveness of the Company's internal control over financial reporting and management's assessment thereof for the years ended September 30, 2007 and September 30, 2006, did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principle.

During the years ended September 30, 2007 and September 30, 2006, and through September 19, 2008, there were no disagreements with Bernstein & Pinchuk LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Bernstein & Pinchuk LLP, would have caused them to make reference thereto in their reports on the financial statements for such years.

During the years ended September 30, 2007 and September 30, 2006, and through September 19, 2008, there were no "reportable events" requiring disclosure pursuant to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

The Company furnished a copy of the above disclosures, which were filed with the SEC in a Current Report on Form 8-K on September 23, 2008, to Bernstein & Pinchuk LLP and requested that Bernstein & Pinchuk LLP provide a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of Bernstein & Pinchuk's letter, dated September 23, 2008, was filed as Exhibit 16.1 to the Current Report on Form 8-K filed by the Company on September 23, 2008.

Also on September 19, 2008, the Audit Committee, following a comprehensive evaluation process of several leading public accounting firms, engaged Ernst & Young LLP as the Company's new independent registered public accounting firm.

The Company has not, nor has anyone on its behalf, consulted Ernst & Young LLP during the fiscal years ended September 30, 2006 and 2007 and through September 19, 2008, regarding either (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and no written report or oral advice was provided by Ernst & Young LLP to the Company that Ernst & Young LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (2) any matter that was the subject of either a disagreement, as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K, or a reportable event, as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

**Principal Accountant Fees and Services**

The following table presents aggregate fees for professional services rendered by Ernst & Young LLP during fiscal year 2008 and aggregate fees for professional services rendered by Bernstein & Pinchuk LLP during fiscal year 2007.

| Fee Category | Fiscal 2008 | Fiscal 2007 |
|---|---|---|
| Audit fees | $2,525,000 | $211,004 |
| Audit-related fees | 0 | 12,000 |
| Tax fees | 0 | 0 |
| All other fees | 0 | 0 |
| Total fees | $2,525,000 | $223,004 |

*Audit Fees.* Audit fees consisted of the aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements, the audit of management's assessment of its internal controls, review of the interim financial statements included in the Company's quarterly reports on Form 10-Q, and services that are normally provided by an auditor in connection with statutory and regulatory filings.

*Audit-Related Fees.* Audit-related fees represented professional services rendered for assurance and related services that are reasonably related to the audit of the Company's annual financial statements for the 2008 and 2007 fiscal years and the review of the financial statements included in the Company's quarterly reports on Form 10-Q for the 2008 and 2007 fiscal years. These services included the review of a Registration Statement of the Company on Form S-3 and related amendments, employee benefit plan audits, and consultations concerning financial accounting and reporting standards and transactions.

**Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm**

In accordance with the Company's Audit Committee charter, the Audit Committee approves in advance any and all audit services, including audit engagement fees and terms, and non-audit services provided to the Company by its independent registered public accounting firm (subject to the *de minimis* exception for non-audit services contained in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), all as required by applicable law or listing standards. The independent registered public accounting firm and the Company's management are required to periodically report to the Audit Committee the extent of services provided by the independent registered public accounting firm and the fees associated with these services.

**Audit Committee Report**

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements, the reporting process and maintaining an effective system of internal controls over financial reporting. The Company's independent registered public accounting firm is engaged to audit and express opinions on the conformity of the Company's financial statements to accounting principles generally accepted in the United States, management's assessment of the Company's internal controls over financial reporting and the effectiveness of the Company's internal controls over financial reporting.

In this context, the Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by the Statement on Accounting Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young LLP their independence.

Relying on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended September 30, 2008, for filing with the SEC.

Submitted by the members of the Audit Committee:

William F. Leimkuhler, Chairman
Paul G. Casner, Jr.
R. Doss McComas

## PROPOSAL NO. 3
## PROPOSAL TO APPROVE AN AMENDMENT TO THE CHARTER TO ELIMINATE THE SUPERMAJORITY VOTING REQUIREMENTS IMPOSED BY THE MARYLAND GENERAL CORPORATION LAW

Our Board of Directors, in its continuing review of the Company's corporate governance practices, has concluded that it is advisable and in the best interests of the Company's stockholders to amend the Charter to add a provision eliminating "supermajority voting" requirements imposed by the Maryland General Corporation Law (the "MGCL") and to request approval by the Company's stockholders of such amendment.

The MGCL imposes a supermajority stockholder voting requirement for approval of material amendments to a company's charter and for certain extraordinary transactions (such as most consolidations, mergers, share exchanges, transfers of all or substantially all of a company's assets and dissolutions of the company), requiring approval by the affirmative vote of two-thirds of all votes entitled to be cast on the matter. However, the MGCL also provides that a corporation's charter may include a provision that requires for any purpose a lesser proportion of stockholder votes than the proportion required under the MGCL, provided that such proportion may not be less than a majority of all the votes entitled to be cast on the matter. Currently, the Charter does not provide for a different voting standard.

Many investors and others have begun to view supermajority voting provisions similar to those imposed by Maryland law and currently applicable to the Company as conflicting with principles of good corporate governance, and an increasing number of companies have eliminated these provisions in recent years. For example, supermajority voting requirements are perceived as "unfriendly" to stockholders, as such requirements can limit the stockholders' ability to effect change by essentially providing a veto to a large minority of stockholders. Moreover, providing a lower threshold for stockholder votes can increase the ability of stockholders to participate effectively in the Company's corporate governance. Accordingly, upon weighing the advantages and disadvantages of such provisions, the Board has concluded that it is advisable and in the best interests of our stockholders to eliminate the supermajority voting requirements imposed by the MGCL.

The Board of Directors has adopted resolutions approving and declaring the advisability of an amendment to the Charter, subject to consideration and approval by the Company's stockholders, to provide that notwithstanding any provision of Maryland law permitting or requiring any action to be taken or approved by the affirmative vote of the holders of shares entitled to cast a greater number of votes, any such action shall be effective and valid if taken or approved by the affirmative vote of holders of shares entitled to cast a majority of all votes entitled to be cast on the matter.

This amendment will be effected by inserting into the Charter a new Article Ninth as set forth in Appendix A attached to this proxy statement. If Proposal No. 3 is approved by the Company's stockholders, the amendment to the Charter set forth in this Proposal No. 3 will become effective upon filing the Articles of Amendment incorporating such approved amendment with the State Department of Assessments and Taxation of Maryland, as provided under the MGCL.

The amendments to the Charter proposed under this Proposal No. 3, as well as Proposal No. 4, are set forth in Appendix A, with deletions indicated by strikeout and additions indicated by underline, and reflecting conforming changes in the numbering and cross-references in the Charter that will be made to the extent stockholders approve the amendments. The current provisions and proposed amendments described in each Proposal are qualified in their entirety by reference to the actual text of the Charter as set forth in Appendix A.

**The Board of Directors unanimously recommends that stockholders vote "FOR" approval of an amendment to the Charter to eliminate the supermajority voting requirements imposed by the MGCL.**

## PROPOSAL NO. 4
## PROPOSAL TO APPROVE CERTAIN CLARIFYING AMENDMENTS TO THE CHARTER

The Board of Directors, in its continuing review of the Company's corporate governance practices, has concluded that it is advisable and in the best interests of the Company's stockholders to amend the Charter to make certain clarifying amendments in order to update the Charter provisions in accordance with the MGCL. Given that these proposed Charter amendments are intended to clarify, update and conform the Charter, the Board of Directors has determined that stockholders should consider and vote on the amendments as a whole in this Proposal No. 4. Specifically, the Board is proposing the following Charter amendments:

- In Article Second: amending Article Second to clarify that the purposes for which the Company is formed include carrying on an engineering and consulting business as well as engaging in any other lawful act or activity for which corporations may be organized under the laws of Maryland. This amendment would clarify the purposes for which the Company is formed to eliminate any ambiguity in Article Second;
- In Article Second: replacing the reference to "Articles of Incorporation" with the reference to "charter of the Corporation," which is the correct term under the MGCL;
- In Article Third: updating factual information by replacing the reference to Thomas L. Gough, a former resident agent of the Company who resigned as President and a director of the Company on May 30, 2007, with the reference to the current resident agent of the Company, William M. Bambarger, Jr., the Company's Chief Financial Officer;
- In Article Fifth: setting the initial number of directors serving on the Board at seven to accurately reflect the current number of directors; and
- Deleting in its entirety Article Sixth, which states that there are no provisions for regulation of the internal affairs of the Company, and making certain conforming changes in numbering. The provisions of Article Sixth are not required by the MGCL to be included in the Charter.

The Board of Directors has adopted resolutions approving and declaring the advisability of these clarifying amendments to the Charter, subject to consideration and approval by the Company's stockholders. These amendments will be effected by amending the Charter as set forth in Appendix A attached to this proxy statement. If Proposal No. 4 is approved by the Company's stockholders, the amendments to the Charter set forth in this Proposal No. 4 will become effective upon filing the Articles of Amendment incorporating such approved amendments with the State Department of Assessments and Taxation of Maryland, as provided under the MGCL.

The amendments to the Charter proposed under this Proposal No. 4, as well as Proposal No. 3, are set forth in Appendix A, with deletions indicated by strikeout and additions indicated by underline, and reflecting conforming changes in the numbering and cross-references in the Charter that will be made to the extent stockholders approve the amendments. The current provisions and proposed amendments described in each Proposal are qualified in their entirety by reference to the actual text of the Charter as set forth in Appendix A.

**The Board of Directors unanimously recommends that stockholders vote "FOR" approval of the clarifying amendments to the Charter.**

## OWNERSHIP OF SECURITIES

### Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 19, 2008, unless otherwise noted, by (i) each person known by the Company to beneficially own more than five percent of the outstanding shares of Common Stock, (ii) each director, director Nominee and named executive officer of the Company listed in the Summary Compensation Table and (iii) all executive officers and directors of the Company as a group. The beneficial ownership amounts provided have been adjusted as necessary for the Company's two-for-one stock split, which was effective August 25, 2008. Except as indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned. Except as indicated, the address of each of the persons named in the table is that of the Company's principal executive offices at 5000 Philadelphia Way, Lanham, Maryland 20706-4417.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Owner | Percent of Class (1) |
|---|---|---|
| *Greater-than-Five Percent Stockholders:* | | |
| FMR LLC<br>82 Devonshire Street<br>Boston, MA 02109 | 1,922,390(2) | 11.14% |
| Royce & Associates, LLC<br>1414 Avenue of the Americas, 9th Floor<br>New York, NY 10019-2578 | 1,632,688(3) | 9.46% |
| Bank of America Corporation et al.<br>100 North Tryon Street, Floor 25<br>Bank of America Corporate Center<br>Charlotte, NC 28255 | 1,184,818(4) | 6.87% |
| Chartwell Capital Investors II, L.P.<br>3120 Independent Square<br>Jacksonville, FL 32202 | 1,029,812(5) | 5.97% |
| *Executive Officers, Directors and Nominees:* | | |
| John M. Albertine (6) | 30,000 | * |
| James B. Armor, Jr. (6) | 10,000 | * |
| Alan W. Baldwin (6) | 0 | * |
| Paul G. Casner, Jr. (6) | 30,000 | * |
| John B. Higginbotham (6) | 0 | * |
| William F. Leimkuhler (6) | 64,484 | * |
| R. Doss McComas (6) | 70,000 | * |
| William M. Bambarger, Jr. (6) | 10,000 | * |
| Elaine M. Brown (6)(7) | 10,800 | * |
| Stuart C. Daughtridge (6)(8) | 33,906 | * |
| Peter J. Gaffney (6)(9) | 74,696 | * |
| James G. Schuetzle (6) | 2,800 | * |
| All Directors and Executive Officers as a group (13 persons) | 252,990 | 1.45% |

* Less than one percent of the Common Stock outstanding.

(1) Percentage based on 17,250,334 shares outstanding as of December 19, 2008.

(2) Based on a Schedule 13G filed by FMR LLC on November 10, 2008. The reporting person has sole voting power with respect to 502,669 shares and sole dispositive power with respect to all 1,922,390 shares.

(3) Based on a Schedule 13G/A filed by Royce & Associates, LLC on February 1, 2008. The reporting person has sole voting power and sole dispositive power with respect to all 1,632,688 shares.

(4) Based on a Schedule 13G filed jointly on February 7, 2008 by Bank of America Corporation, NB Holdings Corporation, Bank of America, NA, United States Trust Company, NA, Columbia Management Group, LLC and Columbia Management Advisors, LLC. Bank of America Corporation and NB Holdings Corporation have shared voting power with respect to 777,064 shares and shared dispositive power with respect to 1,184,818 shares. Bank of America, NA has sole voting power with respect to 170 shares, shared voting power with respect to 676,674 shares, sole dispositive power with respect to 170 shares and shared dispositive power with respect to 1,184,428 shares. United States Trust Company, NA has sole voting power with respect to 220 shares and sole dispositive power with respect to 220 shares. Columbia Management Group, LLC has shared voting power with respect to 776.674 shares and shared dispositive power with respect to 1,184,428 shares. Columbia Management Advisors, LLC has sole voting power with respect to 776,674 shares, sole dispositive power with respect to 1,180,488 shares and shared dispositive power with respect to 3,940 shares.

(5) Based on a Schedule 13G/A filed by Chartwell Capital Investors II, L.P. on February 14, 2002. The reporting person has sole voting power and sole dispositive power with respect to all 1,029,812 shares.

(6) Includes shares subject to options currently exercisable or exercisable within 60 days of December 19, 2008, as follows: Dr. Albertine: 30,000 shares; Gen. Armor: 10,000 shares; Mr. Baldwin: 0 shares; Mr. Casner: 30,000 shares; Mr. Higginbotham: 0 shares; Mr. Leimkuhler: 60,000 shares; Mr. McComas: 70,000 shares; Mr. Bambarger: 10,000 shares; Ms. Brown: 0 shares; Mr. Daughtridge: 24,800 shares; Mr. Gaffney: 70,000 shares; Mr. Schuetzle: 2,800 shares; and all current directors and executive officers as a group: 237,600 shares.

(7) Ms. Brown resigned as the Company's Executive Vice President, Administration on July 2, 2008.

(8) Includes 960 shares owned by Mr. Daughtridge's spouse.

(9) Mr. Gaffney resigned his position as Executive Vice President, New Business and Technology Development on October 21, 2008.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of the Common Stock, to file reports of ownership and changes in ownership of the Common Stock with the SEC and NASDAQ. Based on a review of the copies of such reports, the Company believes that during the fiscal year ended September 30, 2008, its executive officers, directors and greater-than-10% stockholders filed on a timely basis all reports due under Section 16(a) of the Exchange Act, except for a Form 4 filed by Peter J. Gaffney reporting the exercise of two stock option awards and the sale of the related shares, which was inadvertently filed late, and a Form 4 reporting the sale of Common Stock by Fursa Alternative Strategies LLC at the time when Fursa was a greater-than-10% stockholder.

## EXECUTIVE OFFICERS

Set forth below is certain information regarding the executive officers of the Company not currently serving on the Board of Directors. The age shown below for each executive officer is as of February 26, 2009, the date of the Annual Meeting.

| Executive Officers | Age | Position |
|---|---|---|
| William M. Bambarger, Jr. | 44 | Chief Financial Officer and Treasurer |
| Stuart C. Daughtridge | 45 | Executive Vice President and General Manager, Space Communications Systems |
| James J. Frelk | 48 | Senior Vice President, Corporate Business Development |
| James B. Kramer | 38 | Senior Vice President, Commercial Systems |
| Jeffrey A. Rosolio | 59 | Executive Vice President, Human Resources and Administration, and Secretary |
| James G. Schuetzle | 54 | Executive Vice President, Government Systems |

**William M. Bambarger, Jr.**, 44, joined the Company in September 2007 as Chief Financial Officer and was appointed Treasurer on December 5, 2007. Mr. Bambarger previously served as Executive Vice President, Corporate Controller and Chief Accounting Officer at Energy Solutions, LLC (formerly Duratek Inc.), a full-service nuclear fuel cycle company. Prior to joining Duratek in 2001, Mr. Bambarger served as Director of Corporate Accounting for McCormick and Company from 2000 to 2001. Mr. Bambarger holds a Bachelor of Science degree in Accounting from the University of Baltimore and is a Certified Public Accountant.

**Stuart C. Daughtridge,** 45, joined the Company in January 1999. Mr. Daughtridge currently serves as Executive Vice President and General Manager, Space Communications Systems and acting President of RT Logic, Inc., a wholly-owned subsidiary of the Company. Mr. Daughtridge was appointed to these positions on October 17, 2008. Mr. Daughtridge previously served as the Company's Executive Vice President, Commercial Division, a position he held since October 2004. In February 2000, Mr. Daughtridge was appointed Vice President of the Commercial Division. From January 1999 to February 2000, he was a senior program manager for the Orion 1, 2 and 3 and New Skies Satellite programs. Prior to joining the Company, Mr. Daughtridge worked in several management positions in the spacecraft engineering and satellite operations division of Orion Satellite Corporation (which later became part of Loral Space & Communications). His last position at Orion was Director of Satellite Operations. From 1990 to 1992, he worked at INTELSAT in spacecraft engineering and satellite operations for the INTELSAT-K spacecraft and the INTELSAT V, IV and VII series of satellites. From 1986 to 1990, he worked for Contel Corporation (which later became part of GTE Corporation) as a spacecraft engineer for NASA's Tracking and Data Relay Satellite System. Mr. Daughtridge holds a Bachelor of Science degree in Electrical Engineering from Lafayette College.

**James J. Frelk,** 48, joined the Company in September 2008 as an Executive Management Consultant and advisor to the Company's Chief Executive Officer and coordinator of the Company's Senior Executive Advisor Corps (C-Corps) group of executive consultants. Mr. Frelk currently serves as the Company's Senior Vice President, Corporate Business Development, a position he has held since January 2009. Previously, Mr. Frelk served as Senior Vice President for Government Programs at TerreStar Networks, an integrated mobile satellite services with ancillary terrestrial components communications company, from April 2006 through June 2008. From March 2003 through April 2006, he held various positions at the National Aeronautics and Space Administration (NASA), including Director of NASA Headquarters Operations, Special Assistant to the Assistant Administrator for Infrastructure Management and Deputy Associate Administrator for Program Analysis and Evaluation. In addition to the primary occupations set forth above, Mr. Frelk has been a Principal in the Frelk Family Limited Partnership, with business operations in gravel pit mining, since 1999. Mr. Frelk also currently serves as an Advisor to IAMCO, a provider of investment advisory and other services, a position he has held since May 2008. In addition, from August 2008 through the present date, Mr. Frelk has served (or currently serves) as an Individual Executive Management Consultant to various companies in a range of business areas, including satellite services providers, software companies and providers of mission support engineering services and products.

**James B. Kramer,** 38, joined the Company in November 1999 and was appointed to Senior Vice President, Commercial Systems in October 2008. Previously he served as Vice President of Commercial Programs from June 2008 to October 2008. In April 2007, he was appointed Director of Commercial Command and Control Systems. From May 2005 to April 2007, Mr. Kramer was a senior program manager for the Intelsat (formerly PanAmSat) programs. From November 1999 until May 2005, he was program manager for the New Skies Satellites programs. Prior to joining the Company, Mr. Kramer worked for Orbital Sciences Corporation as a mission operations lead on the RADARSAT-2 and OrbView-3 programs. From 1992 to 1998, he worked for Orion Satellite Corporation (which later became part of Loral Space & Communications), where he held several positions in the satellite engineering department, most recently as lead satellite bus subsystem engineer on the Orion-2 program. Mr. Kramer holds a Bachelor of Science degree in Aerospace Engineering from the University of Virginia.

**Jeffrey A. Rosolio,** 59, joined the Company in November 2007 as Executive Vice President, Human Resources and Administration, and was appointed Secretary on July 23, 2008. Mr. Rosolio has over 25 years of experience in human resources and organizational development. He has served as a human resources executive in a variety of industries including information technology, telecommunications, systems integration, software engineering, civil engineering, architecture and local government. Prior to joining the Company, from February 2002 to November 2007, Mr. Rosolio served as Vice President, Human Resources for INDUS Corporation, an information technology company providing high-level IT services to the federal government. Prior to his work at INDUS, Mr. Rosolio also served as Vice President, Human Resources for Datazen Corporation, a manufacturer of computer peripheral equipment, e.spire Communications, Inc., a provider of facilities-based integrated communications, and I-NET, Inc., a leading technology sales and marketing company. Mr. Rosolio holds a Master of Science in Public Administration from the George Washington University and graduated from the University of Maryland at College Park with a Bachelor's degree in Psychology.

**James G. Schuetzle,** 54, joined the Company in 1998 and currently serves as Executive Vice President, Government Systems, a position he has held since August 2006. Mr. Schuetzle served as Vice President, Government Division from April 2006 to August 2006 and as Vice President of Air Force Programs from April 2002 to April 2006. Mr. Schuetzle started with the Company in 1998 as Program Manager for the NOAA Polar Antenna Systems Integration contract and, in 2001, became Program Manager for the Air Force Command and Control System – Consolidated Contract. Before joining the Company, Mr. Schuetzle worked for the Lockheed Martin Corporation (formerly Loral Aerospace) from 1984 to 1996. While at Lockheed, Mr. Schuetzle held the positions of Manager of Research & Development and Manager of Mission Operations for the N-STAR satellite program. Mr. Schuetzle holds Bachelor of Science degrees in Computer Science and Business Administration from the University of Maryland.

## EXECUTIVE AND DIRECTOR COMPENSATION

### Compensation Committee Report

The Compensation Committee, which is composed solely of independent members of the Board of Directors, assists the Board of Directors in fulfilling its responsibilities relating to executive compensation. The Compensation Committee reviewed and discussed with management the Company's Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based upon the reviews and discussions referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and this proxy statement.

Submitted by the members of the Compensation Committee:

Paul G. Casner, Jr., Chairman
John M. Albertine
William F. Leimkuhler
R. Doss McComas

### Compensation Discussion and Analysis

### Introduction

This section describes our compensation strategy, programs and practices for the executive officers listed in the Summary Compensation Table that follows this discussion. In this proxy statement, we refer to these individuals as our "Named Executive Officers." In 2008, our Company continued our leadership transition and hired a new Chief Executive Officer, John B. Higginbotham. Our Named Executive Officers in fiscal 2008 include our former interim Chief Executive Officer, Alan W. Baldwin, and one executive officer, Elaine M. Brown, whose employment with the Company terminated during fiscal 2008.

### Executive Compensation Philosophy and Overview

Our executive compensation program is designed to provide an overall total direct compensation package that enables us to attract and retain talented employees, provide incentives for performance and create long-term value for our stockholders. Our executive compensation program generally consists of three forms of compensation: base salary; annual cash incentive bonus; and long-term equity-based incentives. Our executive officers also participate in benefit plans available to our employees generally, including a 401(k) savings plan. We do not sponsor a defined benefit retirement plan or deferred compensation plan for any of our employees.

Our executive compensation program is designed to pay for performance and align our executive officers' interests with stockholder interests. Because our executive officers are in a position to directly influence the Company's performance, compensation for our executive officers involves a significant proportion of pay that is "at risk" – namely, the annual incentive bonus plan and the value of long-term equity-based incentives. The Compensation Committee believes that our annual incentive bonus plan and equity-based incentives play a significant role in aligning our executive officers' interests with those of our stockholders. We do not have a specific allocation goal between cash and equity-based compensation or between annual and long-term incentive compensation.

In accordance with its charter, the Compensation Committee of the Board, which is composed solely of independent members of the Board of Directors, oversees the Company's overall compensation structure, policies and programs, recommends to the Board for approval the compensation of our executive officers, including our Named Executive Officers (and to the independent members of the Board of Directors with respect to the Chief Executive Officer), and administers our annual cash and equity-based incentive plans. In the performance of its duties, the Compensation Committee annually reviews and determines the compensation of each Named Executive Officer. The recommendations of our Chief Executive Officer play a significant role in the annual compensation-setting process. Our Chief Executive Officer reports to the Compensation Committee on Named Executive Officers' performance, including his own, and provides recommendations regarding the other Named Executive Officers' compensation packages. The Compensation Committee has discretion to accept, reject or modify our Chief Executive Officer's recommendations. Our Chief Executive Officer also consults with and provides recommendations to the Compensation Committee on the design of our annual cash incentive bonus program as discussed further below.

**Compensation Considerations**

The Compensation Committee strives to make our executive compensation packages competitive with the current practices in our industry and the geographic market in which we conduct business. In addition, the Compensation Committee considers the Company's budget and performance and each executive officer's individual contribution and performance, internal pay relationships within the Company, the complexity and importance of each executive officer's role and responsibility, leadership skills and growth potential, and experience.

*Individual Performance.* The Compensation Committee reviews the individual performance of our Named Executive Officers when making compensation decisions. At the beginning of each fiscal year, our Named Executive Officers meet with our Chief Executive Officer and develop their performance goals for the year. At the end of the year, our Chief Executive Officer assesses each other executive officer's performance against these goals and provides the Compensation Committee with a performance appraisal for each executive officer. The Compensation Committee considers this assessment when recommending any base salary increase or annual cash incentive bonus to the Board for approval. The Compensation Committee also considers this assessment when granting any equity-based awards.

*Market Data.* In fiscal 2008, the Compensation Committee retained an independent compensation consultant, Aon Consulting, to assess the market competitiveness of our executive compensation program in order to assure that our program attracts and retains executive talent essential to achieve our business plans. Aon Consulting provided no other consulting services to the Company in fiscal 2008. For 2008, the scope of the consultant's work included preparation and presentation to the Compensation Committee of a report on executive compensation trends and a competitive compensation analysis covering the Company's executives. The Compensation Committee did not "benchmark" fiscal 2008 compensation of our Named Executive Officers to specific guidelines or compensation paid by peer companies. Since the base salaries and annual incentive bonus opportunities for fiscal 2008 for our Named Executive Officers other than Mr. Higginbotham were established prior to the completion of the consultant's report, the Compensation Committee's decisions with respect to these matters were not influenced by this market data. However, the Compensation Committee referred to the compensation data provided by its consultant when making certain compensation decisions for fiscal 2008 and 2009 as described further below with respect to each individual compensation element.

The Compensation Committee's market review was based upon two different sources of compensation data provided by Aon Consulting – a selected peer group of companies and published surveys. The peer companies were approved by the Compensation Committee upon recommendation from Aon Consulting and management and include other publicly held businesses with which we compete for talent in our or similar industries with a size and complexity similar to ours. The peer group data was based on publicly available information. In selecting the companies for inclusion in the peer group, the following factors were considered: net revenues; number of employees; and market capitalization. The peer group companies selected in fiscal 2008 were:

- Applied Signal Technology
- Argon St. Inc.
- Comtec Telecommunications
- Cubic Corp.

- Ems Technologies Inc.
- Globecomm Systems Inc.
- Harris Stratex Networks Inc.
- Herley Industries Inc.
- Loral Space & Communications
- Orbcomm Inc.
- Orbital Sciences Corp.
- Radyne Corp.
- Telecommunications Systems Inc.
- Trimble Navigation
- Viasat Inc.

The survey sources relied upon for our 2008 review generally were broad in scope and contained compensation data from hundreds of similarly sized companies. For fiscal 2008, these survey sources were: the 2007 William M. Mercer Executive Compensation Report, All Organizations/Revenue Less than $500 Million; the 2007-2008 Watson Wyatt Industry Report on Top Management Compensation – Regression, All Organizations/Revenue: $150 Million / $40 Million for subsidiaries; and the 2008 Confidential Radford Executive Survey, All Organizations, $50 Million to $199.9 Million Revenues / Under $50 Million for subsidiaries.

**Current Executive Compensation Elements**

*Base Salary*

*Purpose.* We strive to provide our Named Executive Officers with a competitive base salary that is in line with their roles and responsibilities. We view base salary as an important component of each Named Executive Officer's overall compensation package. Base salaries are reviewed annually or at the time of promotion or other changes in responsibilities. In determining whether to award base salary increases, the Compensation Committee considers the Company's business outlook, the Company's budget, the executive officer's individual performance, historical compensation, internal pay equity and other factors, including any retention concerns. As previously noted, in fiscal year 2008, the Compensation Committee retained Aon Consulting to conduct a market review of our Named Executive Officers' base salaries. This review did not affect fiscal 2008 base salaries, but was a factor considered by the Compensation Committee when determining fiscal year 2009 base salaries as described below. Our Chief Executive Officer provides recommendations on base salary increases for Named Executive Officers other than himself.

*Fiscal Year 2008 Decisions.* In connection with its annual review of base salaries at the beginning of fiscal 2008, the Compensation Committee increased the base salary of two of our Named Executive Officers. Mr. Daughtridge and Mr. Schuetzle each received an increase of approximately 7% based upon each such executive officer's consistent and sustained performance through significant leadership transition, contributions in fiscal year 2007 and the increasing scope of each such executive officer's responsibilities. The base salaries for each of our other Named Executive Officers were determined in accordance with employment agreements with those executives and did not change in fiscal 2008. Messrs. Bambarger and Higginbotham did not receive salary adjustments during fiscal year 2008 because they were hired near the end of fiscal year 2007 and in July 2008, respectively.

*Fiscal Year 2009 Decisions.* The Compensation Committee determined that effective November 1, 2008, each of our Named Executive Officers who continued to be employed in fiscal 2009 would receive an annual salary increase ranging from 8% to 17%.

In determining the fiscal 2009 increases, the Compensation Committee considered the market review that it had requested Aon Consulting perform. The market review indicated that our Named Executive Officers' fiscal year 2008 base salaries were at the low end of the competitive range relative to our peer group. The Compensation Committee approved base salary increases to bring our Named Executive Officers' base salaries to a level near the median of our 2008 peer group.

*Annual Cash Incentive Bonus*

*Purpose.* In fiscal year 2008, Messrs. Bambarger, Gaffney, Schuetzle and Daughtridge participated in the Integral Systems, Inc. Incentive Compensation Plan for FY 2008 (the "ICP"), which is an annual cash incentive plan designed to pay for performance. In addition to the ICP, an individual performance plan was established for Mr. Baldwin, our interim Chief Executive Officer. The Compensation Committee approved an individual bonus plan for Mr. Baldwin because it was initially contemplated that his service would be limited to a portion of the fiscal year. However, as further described below, Mr. Baldwin ultimately received a bonus payment under the ICP based on performance metrics established for our executive officers since he continued his employment through the end of the fiscal year, after Mr. Higginbotham was appointed as Chief Executive Officer, to assist in the leadership transition.

In fiscal year 2008, the Compensation Committee formalized the ICP and established measurable objective criteria consistent with the Company's annual operating plan. These objective measures are designed to drive Company performance. Annual bonuses are paid in cash following completion of our fiscal year. Prior to payment, the Compensation Committee reviews and approves the bonus payouts for our eligible Named Executive Officers. The bonuses approved for fiscal year 2008, other than the bonuses for Mr. Baldwin and Mr. Higginbotham (which are described below under "Individual Incentive Plan for our Interim Chief Executive Officer" and "Bonus Opportunity for our Chief Executive Officer"), are indicated in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. The cash incentive bonuses for Messrs. Baldwin and Higginbotham are shown in the "Bonus" column of the Summary Compensation Table.

*Fiscal Year 2008 ICP Target Opportunities.* Each Named Executive Officer participating in the ICP is assigned a target bonus equal to 30% of base pay. The actual bonus payments earned by each employee annually under the ICP may be either less than or greater than their target bonus depending on whether and the extent to which the various performance goals (as discussed below) are achieved in the fiscal year. The actual bonus earned may range from 0% to 200%. The range of bonuses payable to each of our Named Executive Officers under the plan is indicated in the "Grants of Plan-Based Awards for Fiscal 2008" table on page 33. If no corporate or divisional performance goals are achieved, the bonus payout is limited to the portion of the bonus assigned to individual goals. If no goals are achieved, the bonus payout will be zero.

*Fiscal Year 2008 Performance Goals.* Awards under the ICP in fiscal 2008 were based on (1) Company performance as a whole, (2) the performance of divisions (as applicable) and (3) individual performance. ICP corporate and division goals were recommended by management and reviewed and approved by the Compensation Committee. Individual goals for our Named Executive Officers other than our Chief Executive Officer were recommended by our interim Chief Executive Officer after consultation with each individual executive officer. Individual goals were generally qualitative and reflect key business and strategic objectives for each Named Executive Officer. The corporate and division goals were approved by the Compensation Committee on March 14, 2008, and reflect financial and business performance objectives consistent with the Company's annual operating plan. The goals were set at levels deemed by the Compensation Committee, with input from management, to be achievable with strong performance by all employees.

Our Named Executive Officers' bonus opportunities in fiscal 2008 under the ICP are tied in part to the performance of the Company as a whole. Individual awards for Messrs. Bambarger and Gaffney, who are not responsible for a division, are based 50% on the achievement of corporate goals and 50% on the achievement of individual goals. The awards for Messrs. Schuetzle and Daughtridge, who were responsible for the Government and Commercial divisions of the Company, respectively, during fiscal 2008 are determined based 40% on corporate goals, 40% on their respective divisional goals and 20% on individual goals. As described below, attainment of the corporate goals will result in a corporate performance multiplier for each corporate goal.

The Compensation Committee established the following four corporate goals for fiscal year 2008:

| Annual Financial Measures for Fiscal 2008 | Target | Weight |
|---|---|---|
| Revenue | $149.17 million | 25% |
| Operating Income | $ 19.8 million | 25% |
| Bookings (1) | $ 127.9 million | 25% |
| Earnings per Share | $ 0.72/share | 25% |

(1) Bookings are calculated by aggregating the contract value for new contracts and change orders awarded during the specified period. Contract value represents future revenue to be earned in connection with performing the services or delivering the product.

These criteria were selected because the Compensation Committee believed they were the key corporate drivers of stockholder value for fiscal year 2008, focusing our Named Executive Officers on growth and profitability. The actual bonus amount paid for each corporate goal was based on a sliding scale for achievement attained in between threshold, target and stretch levels. Each corporate goal was assigned a multiplier based on the level of performance against the plan. The following table illustrates the threshold, target and stretch level of achievement against the plan for each corporate goal and the corresponding percent of the target earned for each metric.

| Performance Against Plan (%) | Percent of Target Earned for Revenue & Bookings | Percent of Target Earned for Operating Income & Earnings per Share |
|---|---|---|
| Less than 90 | 0 | 0 |
| 90 | 50 | 0 |
| 95 | 75 | 50 |
| 100 | 100 | 100 |
| 120 | 200 | 200 |

For each corporate goal, if the actual result is less than the target, the Percent of Target Earned decreases on a sliding scale based on the percentage achievement. If the actual result is greater than the target, the Percent of Target Earned increases on a sliding scale up to a maximum of 200%. As shown in the table, emphasis has been placed on achievement of the Operating Income and Earnings per Share goal since the threshold performance for these goals is 95%. If the threshold performance is achieved for the corporate goals, then the Percent of Target Earned for each metric will be 50%. If the stretch performance level is achieved, then the Percent of Target earned will be 200%. The Compensation Committee has the discretion to adjust the corporate performance multiplier for any single goal either up or down based on overall results.

The divisional goals for the Commercial and Government divisions established by the Compensation Committee for fiscal year 2008 that are applicable to Mr. Daughtridge (Commercial) and Mr. Schuetzle (Government) are shown below. The weighting for each goal is also shown in the table.

| | Revenue Weight: 34% | Operating Income Weight: 33% | Bookings Weight: 33%(1) |
|---|---|---|---|
| **Commercial Division** | $32.36 million | $4.66 million | $29.4 million |
| **Government Division** | $82.74 million | $5.52 million | $37.0 million |

(1) Bookings are calculated by aggregating the contract value for new contracts and change orders awarded during the specified period. Contract value represents future revenue to be earned in connection with performing the services or delivering the product.

*Fiscal Year 2008 Actual Performance and ICP Award Payouts*

As noted above, the bonus payouts for our Named Executive Officers participating in the ICP were based on corporate performance measures, divisional performance measures (as applicable) and individual performance assessments. Each of our Named Executive Officers participating in the ICP received a bonus payout that was significantly above his target bonus, primarily as a result of exemplary corporate and divisional results. Mr. Bambarger received 142% of target; Mr. Schuetzle received 141% of target; Mr. Daughtridge received 127% of target; and Mr. Gaffney received 120% of target.

The following table sets forth the actual performance of the corporate performance measures under the ICP compared to the target performance levels. The Compensation Committee exercised its discretion to increase the performance multiplier for the corporate and Government division Bookings targets as a result of the outstanding and exceptional achievement of the Earnings per Share goal as shown in the tables below.

| Annual Financial Measures for Fiscal 2008 | Target | Actual | % Performance Against Plan |
|---|---|---|---|
| Revenue | $149.17 million | $160.25 million | 107% |
| Operating Income | $ 19.8 million | $ 24.64 million | 124% |
| Bookings | $ 127.9 million | $130.23 million | 101.8% |
| Earnings per Share | $ 0.72/share | $ 0.99/share | 139% |

The following table sets forth the actual performance of the divisional goals established for the Commercial and Government divisions, which, as described above, determine a portion of the bonus payable to Mr. Daughtridge and Mr. Schuetzle, respectively.

**Commercial Division**

| Annual Financial Measures for Fiscal 2008 | Target | Actual | % Performance Against Plan |
|---|---|---|---|
| Revenue | $32.36 million | $29.12 million | 90% |
| Operating Income | $ 4.66 million | $ 2.73 million | 58.5% |
| Bookings | $ 29.4 million | $38.04 million | 129.4% |

**Government Division**

| Annual Financial Measures for Fiscal 2008 | Target | Actual | % Performance Against Plan |
|---|---|---|---|
| Revenue | $82.74 million | $83.81 million | 101% |
| Operating Income | $ 5.52 million | $ 7.53 million | 136% |
| Bookings | $ 37.0 million | $ 37.6 million | 101.6% |

In addition to the corporate and divisional performance measures, a portion of each Named Executive Officer's bonus payout was determined based on individual performance as recommended by our Chief Executive Officer. The individual performance considerations are highlighted below:

- Mr. Bambarger received 99% of this component reflecting his outstanding performance: implementing a new Costpoint accounting system; leading a successful conversion to the Company's new independent registered public accounting firm; successfully staffing accounting, procurement and contracts personnel; and improving the Company's internal audit and reporting processes.
- Mr. Gaffney received 55% of this component reflecting: his leadership and efforts in developing the Company's five-year strategic plan; his efforts in assisting our Chief Executive Officer and Chief

Financial Officer in developing and executing an external corporate communications program; and his efforts in developing a strategic acquisition plan. Despite his accomplishments, Mr. Gaffney's individual bonus component was reduced since no new major bookings or acquisitions were achieved in 2008.

- Mr. Daughtridge, who was responsible for the Commercial division during fiscal 2008, received 99% of this component reflecting his exceptional leadership of this division positioning it for growth in fiscal year 2009 as well as his efforts in successfully integrating RT Logic serving as its acting President.
- Mr. Schuetzle, who is responsible for the Government division, received 32% of this bonus element reflecting his leadership in the division's achievement of its revenue and profit goals and the division's contract performance on all major programs.

*Individual Incentive Plan for our Interim Chief Executive Officer*

A separate annual incentive bonus plan was initially established for Mr. Baldwin since it was contemplated that his employment as our interim Chief Executive Officer would be limited to a portion of fiscal year 2008. Under his employment agreement, as amended, Mr. Baldwin's annual bonus opportunity under his individual plan for fiscal 2008 was 60% of his base salary. Eighty percent of his target bonus was based on financial performance criteria, ten percent of his target bonus was based on whether the Company completed at least one acquisition, or entered into at least one binding purchase agreement, of any company on or before December 31, 2008 and another ten percent of his target bonus would be payable if the GOES-R bid was successful on or before December 31, 2008. The financial performance criteria, targets and relative weighting of each metric for the plan was as follows:

| ***Annual Financial Measures for Fiscal 2008*** | **Target** | **Weight** |
|---|---|---|
| Revenue | $140 million | 20% |
| Net Income | $ 13 million | 20% |
| Bookings (1) | $140 million | 20% |
| Backlog (2) | $250 million | 20% |

(1) Bookings are calculated by aggregating the contract value for new contracts and change orders awarded during the specified period. Contract value represents future revenue to be earned in connection with performing the services or delivering the product.

(2) Backlog represents the unfulfilled portion of any outstanding contract.

Because Mr. Baldwin remained employed for the entire year, the Compensation Committee exercised its discretion to award him a bonus under the Company's ICP rather than under his individual plan. Mr. Baldwin received a bonus payout equal to 131% of a target bonus opportunity of 30% of base salary. Fifty percent of Mr. Baldwin's bonus award was based on achievement of the corporate performance measures outlined under the ICP and fifty percent was based on individual performance. The Compensation Committee awarded him 78% of the individual bonus component reflecting his outstanding leadership as interim Chief Executive Officer illustrated by the Company's corporate performance and his efforts to effectively transition leadership to Mr. Higginbotham. The Committee determined, however, to reduce his individual bonus component because the GOES-R bid did not meet expectations in 2008.

*Bonus Opportunity for our Chief Executive Officer*

Under his employment agreement, Mr. Higginbotham's target bonus opportunity for fiscal year 2008 is set at 75% of his base salary earned in fiscal 2008 (he earned approximately three months of his annual base salary in fiscal 2008), with an opportunity to receive up to 150% of his base salary earned in fiscal 2008. Mr. Higginbotham's incentive bonus for fiscal 2008 is discretionary based on corporate objectives established by the Compensation Committee relating to leadership transition and staffing, integration of subsidiaries of the Company and activity regarding strategic acquisitions. Mr. Higginbotham was eligible for a bonus under his employment agreement in fiscal 2008 since he served as the Company's Chief Executive Officer for three months of the fiscal year. The Compensation Committee determined to award Mr. Higginbotham the maximum amount of the bonus opportunity outlined in his employment agreement to reflect his exceptional leadership in continuing the Company's on-target progress against its annual operating plan, integrating the Company's subsidiaries and positioning the Company for strategic acquisitions.

*Fiscal Year 2009 Decisions*

In December 2008, the Compensation Committee approved the target bonus opportunities of each Named Executive Officer who continues to be an employee of the Company. Our Chief Executive Officer will have an opportunity to earn between 75% to 150% of his base salary. Our Chief Financial Officer's target bonus opportunity will be equal to 50% of his base salary. Messrs. Schuetzle and Daughtridge will have a bonus opportunity equal to 40% of their respective base salaries. The Compensation Committee increased the bonus opportunity of these Named Executive Officers, other than our Chief Executive Officer, from 30% of base salary in order to bring their target bonus opportunity up to a level the Compensation Committee considers to be competitive with the median of our peer group for each respective position. The Compensation Committee's decision was based on the market review conducted by the Compensation Committee's independent consultant in fiscal 2008. As Mr. Baldwin is expected to terminate his employment with the Company in fiscal 2009, he was not assigned a target bonus opportunity under the ICP for fiscal 2009.

*Long-Term Equity-Based Incentive Compensation*

*Purpose*. The objectives of our equity-based incentive compensation program are to encourage hiring, retention and stock ownership and to align our executive officers' interests with those of our stockholders. Historically, and in fiscal year 2008, our Named Executive Officers have received stock options. Stock options are intended to align the interests of the Named Executive Officers with the interests of stockholders by tying a portion of executive compensation to long-term stock price appreciation. In order to achieve this alignment and encourage retention, we have historically granted options to our executive officers that generally vest over a multi-year period. We do not have a policy in place regarding the allocation of long-term incentives for our executive management team relative to other elements of compensation. In fiscal year 2008, as part of its market review, the Compensation Committee engaged Aon Consulting to assist in determining an appropriate level of long-term equity incentive compensation to remain competitive in our industry. In addition to annual stock option awards, our executive officers may receive stock options in connection with the commencement of their employment or upon promotion. In 2008, Mr. Higginbotham received an option award in connection with his commencing employment as Chief Executive Officer.

For administrative convenience, the Board of Directors typically awards annual stock option grants only once per year at a scheduled meeting. Throughout the year, the Compensation Committee may also approve new hire or promotion equity awards. For annual awards, the Compensation Committee's general policy is to grant stock options on the date it approves them. However, for fiscal year 2008, the grant date of the annual option awards was delayed for several days following an earnings release that coincided with a regularly scheduled Compensation Committee meeting. The exercise price is determined in accordance with the terms of the 2008 Stock Incentive Plan (generally, the closing price on the date of grant) and cannot be less than the fair market value of our Common Stock on the date of grant.

*Fiscal Year 2008 Decisions*. In awarding stock options in fiscal 2008, the Compensation Committee considered market data, the Company's budget, the level of responsibility, experience, and an executive officer's individual performance and contribution to the Company's performance. The option awards for fiscal year 2008 were larger than historical grants because the Company did not grant equity awards in fiscal years 2006 and 2007.

All equity awards granted in fiscal year 2008 are shown in the Grants of Plan-Based Awards Table on page 33 and have been adjusted to account for our two-for-one stock split that was effective August 25, 2008. Executive officers with the ability to significantly impact long-term strategic objectives received a greater number of annual stock option awards. Consequently, our Chief Executive Officer received the largest annual stock option award because the Compensation Committee believes he has the greatest potential impact on the Company's long-term strategic objectives. In fiscal 2008, Mr. Baldwin received a significant grant of options that was larger than any other Named Executive Officer, other than the new hire award granted to Mr. Higginbotham on July 29, 2008, in recognition of his outstanding performance as interim Chief Executive Officer and his continued role in the successful transition of his duties to Mr. Higginbotham. Ms. Brown did not receive an option award as her employment with the Company ended on July 2, 2008. Mr. Gaffney also did not receive an option award as it was contemplated his employment with the Company would be ending in fiscal year 2009.

*Benefit and Retirement Programs.* Our Named Executive Officers are eligible to participate in benefits plans that are available to substantially all of our employees, including participation in the Company's 401(k) savings plan, medical insurance, dental insurance, life insurance and disability insurance programs.

*Perquisites.* Except with respect to certain benefits provided to our interim Chief Executive Officer, Mr. Baldwin, the Company does not provide its Named Executive Officers with any additional benefits or perquisites not available to all other employees. Mr. Baldwin received benefits to reimburse his commuting costs for travel to the Company's headquarters in Lanham, Maryland from his principal place of residence in Chicago. The Company also reimbursed him for his related lodging expenses. The Compensation Committee believed these perquisites were reasonable and in the best interests of the Company. These benefits are described further in the footnotes to the Summary Compensation Table beginning on page 31.

**Employment Agreements, Severance Benefits and Change in Control Provisions**

In fiscal 2008, the Company was a party to employment agreements with each Named Executive Officer. The agreements provide for, among other things, specified payments in the event of termination of employment in certain circumstances. The Compensation Committee believes that it is important to provide our Named Executive Officers with some measure of financial security in the event their employment is terminated without cause. Our severance arrangements also provide an incentive for our Named Executive Officers to refrain from competing with the Company and to cooperate with the Company both before and after their employment is terminated.

With the exception of Mr. Higginbotham's employment agreement, our employment agreements with our Named Executive Officers do not provide enhanced severance benefits upon a change in control of the Company. However, under our 2002 Stock Option Plan and our 2008 Stock Incentive Plan, if the Company is involved in a change in control transaction and is not the surviving corporation, all outstanding unvested stock options will vest and become exercisable if they are not assumed by the acquiring entity. The Compensation Committee believes that the interests of our stockholders are best served if the interests of our senior management are aligned with theirs. Mr. Higginbotham's employment agreement contains additional benefits upon a change in control of the Company that were negotiated at the time he was hired as our Chief Executive Officer. The Compensation Committee believes these benefits were necessary to retain Mr. Higginbotham's services since the Company was also exploring strategic opportunities at that time. The Compensation Committee believes that the Company's severance and change in control arrangements are reasonable and consistent with the practices of similarly situated companies.

The Company paid severance benefits to Ms. Brown in connection with her resignation of employment during fiscal year 2008. For a description of the severance benefits and release obtained by the Company from Ms. Brown, see the discussion beginning on page 40. The severance payable to Ms. Brown was awarded in consideration of (1) her transition assistance, (2) an agreement not to engage in competitive activities for six months following her termination of employment and (3) a general release. The Compensation Committee believed the severance compensation paid to Ms. Brown was reasonable, provided for a smooth management transition and minimized management distraction.

For additional information regarding the potential severance benefits payable to our Named Executive Officers under various circumstances, as well as any severance benefits paid in fiscal 2008, see the description under "Potential Payments Upon Termination of Employment and Change in Control" beginning on page 38.

On July 9, 2008, we entered into an amendment to Mr. Baldwin's employment agreement providing for certain payments and benefits for Mr. Baldwin in connection with his resignation as our interim Chief Executive Officer. Mr. Baldwin remains an employee and executive officer of the Company and will continue to assist Mr. Higginbotham with transitional efforts. Mr. Baldwin also retained his seat on the Board of Directors. Under his employment agreement, as amended, Mr. Baldwin will continue to be employed until June 30, 2009, unless his employment is terminated earlier by the Company.

The Company also entered into a Contract Employee Services Agreement with Mr. Gaffney on October 21, 2008 in connection with his resignation as an employee of the Company. Mr. Gaffney will continue to provide services to the Company as a contract employee and member of the Company's Senior Executive Advisor Task Force under this agreement for two years. For additional information regarding Mr. Gaffney's agreement, see the description of the agreement under the discussion of "Employment Agreements" on page 34 and the description under "Potential Payments Upon Termination of Employment and Change in Control" on page 40.

**Accounting and Tax Implications of Our Compensation Program**

In designing our executive compensation program, the Compensation Committee considers the financial accounting and tax consequences to the Company as well as to our employees. We account for equity compensation paid to our employees under SFAS 123R, which generally requires us to estimate and record an expense over the service period of the award. The SFAS 123R cost of outstanding equity awards is considered by management as part of our equity grant recommendations.

In evaluating the structure of our compensation program, the Compensation Committee considers the potential impact of Section 162(m) of the Internal Revenue Code (the "Code"). Code Section 162(m) limits the Company's federal tax deduction on compensation paid in excess of $1 million a year to our Chief Executive Officer and our next three most highly compensated Named Executive Officers (other than our Chief Financial Officer). The IRS's limitation does not apply to compensation that qualifies as "performance based" under federal tax law. Our policy is to structure, to the extent practicable, compensation arrangements with our executive officers to be fully deductible under federal tax law unless the benefit of such deductibility is outweighed by the need for flexibility or the attainment of other corporate objectives. None of our Named Executive Officers was affected by this limitation in fiscal 2008.

We will continue to monitor issues concerning the deductibility of executive compensation and will take appropriate action if and when it is warranted. Since corporate objectives may not always be consistent with the requirements for full deductibility, we are prepared, when appropriate, to enter into compensation arrangements under which payments may not be deductible under Code Section 162(m). Thus, deductibility will not be the sole factor used in ascertaining appropriate levels or modes of compensation.

## Summary Compensation Table

The following Summary Compensation Table shows the compensation paid, accrued or expensed with respect to our Named Executive Officers during the year indicated:

| Name and Principal Position (1) | Year | Salary ($)(2) | Bonus ($)(3) | Option Awards ($)(4) | Non-Equity Incentive Plan Compensation ($)(5) | All Other Compensation ($)(6) | Total ($) |
|---|---|---|---|---|---|---|---|
| John B. Higginbotham | 2008 | 83,078 | 211,194 | 272,026 | — | — | 566,298 |
| *Chief Executive Officer, President and Director* (7) | 2007 | — | — | — | — | — | — |
| William M. Bambarger, Jr. | 2008 | 236,827 | — | 81,550 | 99,846 | 13,025 | 431,198 |
| *Chief Financial Officer* (8) | 2007 | 2,712 | — | 3,006 | — | — | 5,718 |
| Peter J. Gaffney | 2008 | 267,051 | — | 57,324 | 95,106 | 24,926 | 444,407 |
| *Former Executive Vice President, New Business Development and Technology* (9) | 2007 | 261,264 | 80,000 | 57,324 | — | 26,014 | 424,602 |
| James G. Schuetzle | 2008 | 232,925 | — | 21,844 | 99,329 | 25,458 | 379,556 |
| *Executive Vice President, Government Systems* (10) | 2007 | 215,644 | 86,000 | 6,688 | — | 23,652 | 331,984 |
| Stuart C. Daughtridge | 2008 | 233,147 | — | 26,621 | 89,323 | 25,486 | 374,577 |
| *Executive Vice President and General Manager, Space Communications Systems* (11) | 2007 | 217,464 | 87,000 | 11,465 | — | 23,868 | 339,797 |
| Alan W. Baldwin | 2008 | 302,327 | 88,515 | 148,202(13) | — | 79,919 | 618,963 |
| *Former Interim Chief Executive Officer and Director* (12) | 2007 | 101,545 | 40,000 | 273,375 | — | 40,573 | 455,493 |
| Elaine M. Brown | 2008 | 194,946 | — | 8,599 | — | 268,766 | 472,311 |
| *Former Executive Vice President, Administration* (14) | 2007 | 229,767 | 70,000 | 11,465 | — | 21,792 | 333,024 |

(1) The listed positions are those held as of December 19, 2008, unless otherwise indicated.

(2) Includes any amounts contributed by our Named Executive Officers to our qualified 401(k) savings plan.

(3) The amount reported for 2008 for Mr. Higginbotham includes a $75,000 sign-on bonus and a discretionary bonus payment of $136,194. The amount reported for Mr. Baldwin in 2008 represents a bonus awarded under the Company's Incentive Compensation Plan. Mr. Baldwin's award is being reported as a bonus since the Compensation Committee exercised its discretion to award him a bonus under the Incentive Compensation Plan rather than under his individual incentive compensation plan. See "Compensation Discussion and Analysis – Individual Incentive Plan for our Interim Chief Executive Officer" above for further discussion of Mr. Baldwin's individual bonus plan and bonus payment. The amounts reported for all Named Executive Officers for fiscal year 2007 represent the discretionary annual cash incentive bonuses paid for fiscal 2007 performance.

(4) The amounts set forth in this column represent the value of stock options recognized for financial statement reporting purposes for fiscal 2008 disregarding estimates of forfeitures related to service-based vesting conditions. Under the required FAS 123R methodology, the compensation expense reflected is for grants made in fiscal 2008 and grants made in prior years, which continued to be expensed in fiscal 2008. The full FAS 123R grant date fair value of the option awards granted in fiscal 2008 is included in the "Grants of Plan-Based Awards" table included in this proxy statement. For additional information about the

assumptions used in these calculations, see Note 13 to the audited consolidated financial statements of the Company included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

(5) The amounts set forth in this column represent the amounts paid under the Company's Incentive Compensation Plan. See "Compensation Discussion and Analysis – Annual Cash Incentive Bonus" above for further discussion of the payments under this plan. Payments for fiscal year 2008 were approved by the Company's Compensation Committee at its December 10, 2008 meeting and were paid on December 15, 2008.

(6) For all Named Executive Officers other than Mr. Baldwin and Ms. Brown, the amounts shown under the All Other Compensation column represent the Company's matching contribution under our 401(k) plan. For Mr. Baldwin, the amount shown includes $24,879 in 401(k) matching contributions, $12,377 for commuting expenses for travel between the Company's headquarters and his principal place of residence, $31,633 for related lodging expenses and $11,030 for car rental fees while he worked at the Company's headquarters. For Ms. Brown, the amount shown includes $21,599 in 401(k) matching contributions and $247,167 in severance costs paid or payable in accordance with her Separation and Release Agreement described on page 40.

(7) Mr. Higginbotham was appointed as the Company's Chief Executive Officer and as a member of the Board of Directors on July 9, 2008 and as President of the Company on December 10, 2008.

(8) Mr. Bambarger commenced employment with the Company as our Chief Financial Officer, effective September 25, 2007.

(9) Mr. Gaffney was appointed as the Company's Executive Vice President, New Business Development and Technology effective as of May 30, 2007. Prior to this date, Mr. Gaffney had served as the Company's Chief Executive Officer. Mr. Gaffney resigned his position as Executive Vice President, New Business and Technology Development effective on October 21, 2008 and entered into a Contract Employee Services Agreement, which governs the terms of his new role as a contract employee and member of the Company's Senior Executive Advisor Task Force.

(10) Mr. Schuetzle was appointed as the Company's Executive Vice President, Government Systems in August 2006.

(11) Mr. Daughtridge was appointed as the Company's Executive Vice President, Commercial Division, in October 2004. On October 17, 2008, Mr. Daughtridge was appointed Executive Vice President and General Manager, Space Communications Systems and acting President of RT Logic, Inc.

(12) Mr. Baldwin resigned as the Company's interim Chief Executive Officer effective July 9, 2008. He had been serving in this position since May 30, 2007. Mr. Baldwin was replaced as President of the Company by Mr. Higginbotham on December 10, 2008, a position to which Mr. Baldwin was appointed on November 13, 2007. Mr. Baldwin remains an employee and is a member of the Board of Directors.

(13) Includes $5,325 equal to the value of stock options previously received as a non-employee director recognized for financial statement reporting purposes for fiscal 2008 disregarding estimates of forfeitures related to service-based vesting conditions.

(14) Ms. Brown resigned as the Company's Executive Vice President, Administration on July 2, 2008.

## Grants of Plan-Based Awards for Fiscal 2008

The following table sets forth information with respect to grants of equity awards to our Named Executive Officers in fiscal 2008. The equity awards granted in 2008 identified in the table below are also reported in the Outstanding Equity Awards at 2008 Fiscal Year-End Table. The stock option awards have been adjusted to account for our two-for-one stock split, which was effective on August 25, 2008. The split was structured in the form of a 100% stock dividend, distributed on September 5, 2008 to stockholders of record on August 25, 2008. As a result of the stock split, outstanding stock option awards were adjusted.

| Name | Approval Date | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) | | | All Other Option Awards: Number of Securities Underlying Options (#)(2) | Exercise or Base Price of Option Awards ($/Share) | Grant Date Fair Value of Stock & Option Awards ($)(3) |
|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | | | |
| John B. Higginbotham | | | | | | | | |
| *New Hire Grant* ......... | 7/23/2008 | 7/29/2008 | — | — | — | 550,000 | 23.03 | 5,258,825 |
| *2008 Option Grant* ....... | 8/6/2008 | 8/6/2008 | — | — | — | 100,000 | 24.75 | 952,350 |
| William M. Bambarger, Jr. | | | | | | | | |
| *Incentive Compensation Plan* ................ | 3/14/2008 | N/A | 0 | 70,500 | 141,000 | — | — | — |
| *2008 Option Grant* ....... | 7/23/2008 | 7/29/2008 | — | — | — | 90,000 | 23.03 | 818,460 |
| Peter J. Gaffney (4) | | | | | | | | |
| *Incentive Compensation Plan* ................ | 3/14/2008 | N/A | 0 | 79,500 | 159,000 | — | — | — |
| James G. Schuetzle | | | | | | | | |
| *Incentive Compensation Plan* ................ | 3/14/2008 | N/A | 0 | 70,461 | 140,922 | — | — | — |
| *2008 Option Grant* ....... | 7/23/2008 | 7/29/2008 | — | — | — | 30,000 | 23.03 | 272,820 |
| Stuart C. Daughtridge | | | | | | | | |
| *Incentive Compensation Plan* ................ | 3/14/2008 | N/A | 0 | 70,476 | 140,952 | — | — | — |
| *2008 Option Grant* ....... | 7/23/2008 | 7/29/2008 | — | — | — | 30,000 | 23.03 | 272,820 |
| Alan W. Baldwin | | | | | | | | |
| *Individual Incentive Plan* ................ | 3/14/2008 | N/A | 0 | 180,000 | — | — | — | — |
| *2008 Option Grant* ....... | 7/23/2008 | 7/29/2008 | — | — | — | 120,000 | 23.03 | 1,091,280 |
| Elaine M. Brown (5) ....... | — | — | — | — | — | — | — | — |

(1) The amounts shown for all Named Executive Officers other than Mr. Baldwin represent the potential payouts under our Incentive Compensation Plan for Fiscal Year 2008. The amount shown for Mr. Baldwin represents the potential payout under his individual incentive bonus plan. For actual amounts paid under the Incentive Compensation Plan to Named Executive Officers other than Mr. Baldwin, see Non-Equity Incentive Plan Compensation under the Summary Compensation Table above. For the amount paid to Mr. Baldwin under the Incentive Compensation Plan, see the Bonus column in the Summary Compensation Table above.

(2) The options reported under this column were granted under our 2008 Stock Incentive Plan.

(3) The amounts reported in this column represent the full grant date fair value of the awards calculated in accordance with FAS 123R, using the Black-Scholes option-pricing model. For additional information about the assumptions used in these calculations, see Note 13 to the audited consolidated financial statements of the Company included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

(4) As a result of Mr. Gaffney's planned departure from the Company following fiscal year 2008, Mr. Gaffney did not receive an option grant in 2008.

(5) As a result of her departure from the Company in July 2008, Ms. Brown did not participate in the Incentive Compensation Plan for Fiscal Year 2008 and did not receive any equity awards under our 2008 Stock Incentive Plan for fiscal year 2008.

**Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table**

*Employment Agreements*

*Mr. Higginbotham's Employment Agreement.* The Company entered into an agreement with Mr. Higginbotham that covers the terms of his employment with the Company as Chief Executive Officer on July 9, 2008, as subsequently amended August 7, 2008 (the "Higginbotham Agreement"). The Higginbotham Agreement provides that the Company will cause Mr. Higginbotham to be nominated to the Board of Directors. The term of the Higginbotham Agreement is three years, with automatic renewal periods of twelve months, unless either the Company or Mr. Higginbotham provides at least 180 days' advance written notice of non-renewal. The financial terms of the Higginbotham Agreement include (1) an annual base salary of $360,000, (2) a one-time signing bonus of $75,000 and (3) an annual target bonus opportunity of 75% of his base salary, with a maximum annual bonus opportunity of up to 150% of his base salary.

Pursuant to the Higginbotham Agreement, the Company granted Mr. Higginbotham stock options to purchase 550,000 shares of Common Stock. The Company also will consider an additional award of stock options (with a target award covering at least 100,000 shares) under the Company's equity incentive plan on each anniversary of the Higginbotham Agreement. Stock options awarded to Mr. Higginbotham vest in four equal annual installments on the anniversaries of the date of grant (or for future awards, on a schedule that results in vesting at least as quickly), provided that Mr. Higginbotham is still employed with or providing services to the Company. The share numbers have been adjusted to account for the two-for-one stock split, which was effective on August 25, 2008.

*Messrs. Bambarger, Schuetzle, Daughtridge and Gaffney's Employment Agreements.* We entered into an employment agreement with Mr. Bambarger, the Company's Chief Financial Officer, effective as of October 1, 2007, as amended April 30, 2008. Mr. Bambarger's annual base salary was initially set at $235,000. We entered into an employment agreement with Mr. Schuetzle, the Company's Executive Vice President, Government Systems, effective as of December 5, 2007. Under the agreement, Mr. Schutetzle's annual base salary was initially $219,710. We entered into an employment agreement with Mr. Daughtridge, the Company's Executive Vice President, Commercial Division during fiscal 2008, effective as of December 5, 2007. Under the agreement, Mr. Daughtridge's annual base salary was initially $220,584. On September 12, 2007, the Company and Mr. Gaffney entered into an employment agreement, pursuant to which Mr. Gaffney was engaged as the Company's Executive Vice President, New Business Development and Technology. Under the agreement, Mr. Gaffney's annual base salary was initially $265,012.80. For each of Messrs. Bambarger, Schuetzle, Daughtridge and Gaffney, base salary may be increased, but not decreased, based upon the evaluation of each executive officer's performance and the compensation policies of the Company. Each of Messrs. Bambarger, Schuetzle, Daughtridge and Gaffney are also eligible to participate in any present or future bonus, profit sharing, stock option or other employee compensation or incentive plan adopted by the Company as well as any other benefit plans available to other executive officers of the Company. The term of each of the agreements is for a period of three years and will automatically continue to extend for additional one-year terms unless either party gives at least 120 days' notice prior to the last day of the initial term or any renewal period.

*Mr. Gaffney's Contract Employee Services Agreement.* On October 21, 2008, Mr. Gaffney resigned his employment and entered into a Contract Employee Services Agreement (the "Services Agreement"), which governs the terms of his new role as a contract employee and member of the Company's Senior Executive Advisor Task Force. The Services Agreement replaces Mr. Gaffney's prior employment agreement described above.

As set forth in the Services Agreement, Mr. Gaffney will provide the following services to the Company:

- support the technical and strategic aspects of acquisitions as directed;
- support corporate business development involvement relating to SATCOM;
- serve as technical advisor to EPOCH IPS product group;
- support technology and intellectual property inventory assessment and assist development of the Company's intellectual property strategy as directed; and
- other duties as directed by the Company's Chief Executive Officer.

Mr. Gaffney will receive an annual retainer of $291,512. Mr. Gaffney also will be eligible for a performance bonus of up to 40% of his annual aggregate retainer for exceptional satisfaction of his performance of the services set forth in the Services Agreement (at the sole discretion of the Company). In addition, the Company will reimburse Mr. Gaffney for all ordinary, necessary and reasonable expenses incurred or paid by Mr. Gaffney during the term of the Services Agreement. The term of the Services Agreement will end following the completion of the services set forth in the Services Agreement, but in no event later than October 21, 2010.

*Mr. Baldwin's Employment Agreement.* The Company and Mr. Baldwin, our former interim Chief Executive Officer, entered into an employment agreement, effective May 30, 2007, when Mr. Baldwin was initially engaged as our interim Chief Executive Officer. In connection with his resignation as our interim Chief Executive Officer, the agreement was amended effective July 9, 2008. Under the amended agreement, which has a term ending June 30, 2009, Mr. Baldwin continued to provide services as an executive to the Company until December 31, 2008.

Under the agreement, Mr. Baldwin's base salary was set at $300,000 per annum. In addition to his base salary, Mr. Baldwin is entitled to an annual performance bonus of up to 60 percent of his base salary, determined pursuant to criteria established by the Compensation Committee. In connection with his resignation as interim Chief Executive Officer, Mr. Baldwin was also granted 120,000 stock options, which vest in equal installments over three years and have a term of five years.

*Ms. Brown's Employment Agreement and Separation and Release Agreement.* On September 12, 2007, the Company and Ms. Brown entered into an employment agreement, pursuant to which Ms. Brown was engaged as Executive Vice President, Administration of the Company. Ms. Brown's employment agreement had an initial term of three years and automatically extended for an additional year unless either party gave at least 120 days' notice prior to the last day of the initial term or any renewal period. The agreement set Ms. Brown's base salary initially at $233,064 per annum. The amount of her salary could be increased, but not decreased, based upon the evaluation of Ms. Brown's performance and the compensation policies of the Company. In addition to her base salary, Ms. Brown was also entitled to participate in any present or future bonus, profit sharing, stock option or other employee compensation or incentive plan adopted by the Company in accordance with the terms thereof and in a manner substantially similar to other similarly situated executive officers. Ms. Brown and the Company were subject to this agreement until Ms. Brown resigned as an employee of the Company, effective July 2, 2008. In connection with her resignation, Ms. Brown and the Company entered into a Separation and Release Agreement, dated July 2, 2008, which is described in further detail beginning on page 40 in the "Potential Payments Upon Termination of Employment and Change in Control" section of this proxy statement.

*2008 Stock Option Plan*

All stock options granted in 2008 were granted under our 2008 Stock Incentive Plan. The 2008 Stock Incentive Plan provides that the closing price on the grant date is used as the exercise price (or strike price) for stock options. The option awards reflected in the Grants of Plan-Based Awards table as the "2008 Option Grant" are grants of qualified and non-qualified stock options to purchase shares of our Common Stock which, with the exception of Mr. Higginbotham's annual award, were approved by the Compensation Committee on July 23,

2008, and granted to the Named Executive Officers on July 29, 2008, as part of our 2008 annual grant of long-term equity-based incentive awards. Mr. Higginbotham's annual stock option award was approved and granted on August 6, 2008. These stock options vest ratably over three years on the first, second and third anniversaries of the grant date. Unvested stock options will fully vest and become exercisable to the extent the options are not assumed by an acquiror or successor entity in connection with a change in control (as defined in the option agreements). Stock options are subject to forfeiture and/or time limitations on exercise in the event an executive officer's employment terminates. Mr. Baldwin's 2008 Option Grant will also fully vest if he dies or ceases to be a member of our Board other than due to his voluntary resignation.

The option award reflected in the Grants of Plan-Based Awards table as the "New Hire Grant" to Mr. Higginbotham is a grant of non-qualified stock options to purchase shares of our Common Stock, which was approved by the Compensation Committee on July 23, 2008, and granted to Mr. Higginbotham on July 29, 2008, as part of an inducement award to retain his services as our Chief Executive Officer. These options vest ratably over four years on each of the first four anniversaries of the grant date. Any unvested portion of the option will vest and become exercisable in full (1) if a change in control occurs while Mr. Higginbotham is employed or is a service provider, (2) if his employment is terminated without cause by the Company or if he terminates his employment for good reason, or due to death or total disability, or (3) if his employment agreement is not renewed after the initial term. Under the terms of the option award agreement, the options are subject to forfeiture and/or time limitations on exercise in the event his employment terminates.

*Annual Incentive Plan Awards*

For information regarding the Company' annual cash incentive plans in fiscal 2008, see the discussion under "Compensation Discussion and Analysis – Annual Cash Incentive Bonus."

## Outstanding Equity Awards at 2008 Fiscal Year-End

The following table shows information about outstanding equity awards held by our Named Executive Officers at September 30, 2008, the fiscal year-end. Historical option awards have been adjusted to account for our two-for-one stock split, which was effective on August 25, 2008. The split was structured in the form of a 100% stock dividend, distributed on September 5, 2008 to stockholders of record on August 25, 2008. As a result of the stock split, outstanding stock option awards were adjusted.

| Name | Grant Date(1) | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date |
|---|---|---|---|---|---|
| John B. Higginbotham | 7/29/08(2) | — | 550,000 | 23.03 | 7/29/2018 |
| | 8/6/08(3) | — | 100,000 | 24.75 | 8/6/2018 |
| William M. Bambarger, Jr. | 9/25/07(4) | 10,000 | 40,000 | 11.25 | 9/25/2013 |
| | 7/29/08(3) | — | 90,000 | 23.03 | 7/29/2018 |
| Peter J. Gaffney | 5/8/03(4) | 10,000 | — | 9.46 | 5/8/2009 |
| | 5/5/04(4) | 36,000 | — | 9.025 | 5/5/2010 |
| | 5/3/06(4) | 24,000 | 36,000 | 13.82 | 5/3/2012 |
| James G. Schuetzle | 5/3/06(4) | 2,800 | 4,200 | 13.82 | 5/3/2012 |
| | 7/29/08(3) | — | 30,000 | 23.03 | 7/29/2018 |
| Stuart C. Daughtridge | 5/8/03(4) | 8,000 | — | 9.46 | 5/8/2009 |
| | 5/5/04(4) | 12,000 | — | 9.025 | 5/5/2010 |
| | 5/3/06(4) | 4,800 | 7,200 | 13.82 | 5/3/2012 |
| | 7/29/08(3) | — | 30,000 | 23.03 | 7/29/2018 |
| Alan W. Baldwin | 7/29/08(5) | — | 120,000 | 23.03 | 7/29/2018 |
| Elaine M. Brown | — | — | — | — | — |

(1) All options granted in 2008 were granted under our stockholder-approved 2008 Stock Incentive Plan. All options granted prior to 2008 were granted under our stockholder-approved 2002 Stock Option Plan, as amended and restated effective as of May 1, 2005 and December 6, 2006.

(2) These options vest 25% per year over four years on each anniversary of the grant date and expire on the tenth anniversary of the grant date. Any unvested portion of the option award will immediately vest and become exercisable if (1) a change in control occurs while Mr. Higginbotham is an employee or service provider to the Company, (2) Mr. Higginbotham's employment with the Company is terminated without cause, for good reason, or due to death or disability or (3) Mr. Higginbotham's employment agreement is not renewed after the initial term.

(3) These options vest in thirds per year over three years on each anniversary of the grant date and expire on the tenth anniversary of the grant date.

(4) These options vest or vested 20% per year over five years on each anniversary of the grant date and expire after the sixth anniversary of the grant date. In the event of termination of employment, all unvested options will expire.

(5) These options vest in thirds per year over three years on each anniversary of the grant date and expire on the tenth anniversary of the grant date. The options fully vest if the participant ceases to be a member of the Board (other than due to voluntary resignation) or if the participant dies.

## Option Exercises and Stock Vested During Fiscal 2008

The following table provides information about stock option exercises by our Named Executive Officers during fiscal 2008. The number of shares acquired upon exercise of stock option awards has been adjusted to account for our two-for-one stock split, which was effective on August 25, 2008. The split was structured in the form of a 100% stock dividend, distributed on September 5, 2008 to stockholders of record on August 25, 2008. As a result of the stock split, outstanding stock option awards were adjusted.

| | Option Awards | |
|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized upon Exercise ($)(1) |
| John B. Higginbotham | — | — |
| William M. Bambarger, Jr. | — | — |
| Peter J. Gaffney | 26,000 | 206,126 |
| James G. Schuetzle | 30,000 | 54,619 |
| Stuart C. Daughtridge | 8,000 | 34,389 |
| Alan W. Baldwin | 110,000 | 1,327,345 |
| Elaine M. Brown | 12,524 | 67,416 |

(1) Amount reflects the difference between the exercise price of the option and the market price at the time of exercise.

## Potential Payments Upon Termination of Employment and Change in Control

Our Named Executive Officers are parties to employment agreements and are subject to other plans or arrangements that provide certain severance benefits upon termination of employment under certain circumstances. Mr. Higginbotham has the greatest potential severance, reflecting his position as Chief Executive Officer and the negotiation to retain his services. Mr. Baldwin has limited severance since it was contemplated that his employment as interim Chief Executive Officer would be limited. The severance benefits payable to our other Named Executive Officers are very similar to each other as described further below.

*Employment Agreements*

*Mr. Higginbotham.* Mr. Higginbotham will be entitled to receive one year of continued salary and COBRA health continuation premiums if his employment is terminated without cause or for good reason. Additionally, he is entitled to receive any bonus not yet paid for the prior year's performance and a bonus for the fiscal year in which his employment is terminated. If Mr. Higginbotham's employment is terminated as a result of death or disability, he will be entitled to receive (1) one year of continued salary, (2) a bonus for the fiscal year in which his employment is terminated, and (3) acceleration of vesting of any of his initial hire stock option award. Mr. Higginbotham's initial hire options will also become fully vested and exercisable if his employment is terminated by the Company without cause, by Mr. Higginbotham for good reason, or in the event his agreement is not renewed after the initial term.

Following any change in control (as defined in the Company's standard form of award agreement for options granted under the 2008 Stock Incentive Plan) before the eighteen month anniversary of his employment agreement and while Mr. Higginbotham is still an employee of or service provider to the Company or if Mr. Higginbotham's employment is terminated by the Company without cause or if Mr. Higginbotham terminates his employment for good reason prior to the change in control occurring, the Company will pay Mr. Higginbotham a cash bonus based on the per share amount received by stockholders in connection with the change in control: (1) $630,000 if $23/share or less; (2) $355,000 if $23.50/share; (3) $80,000 if $24/share; or (4) $0 if $24.15/share or greater (each as adjusted to reflect a stock split of our Common Stock that occurred in August 2008). For stock prices between any of these figures, the cash bonus will be determined by averaging the distance from each of the closest noted stock prices. In addition, any unvested portion of stock options or any equity awards made to Mr. Higginbotham will immediately vest and become exercisable in full if a change in control occurs at any time while he is still an employee of or service provider to the Company.

Mr. Higginbotham's employment agreement further provides that the Company will pay Mr. Higginbotham an amount equal to any excise tax imposed on any payments and benefits provided to Mr. Higginbotham upon his termination following a change in control if such payments and benefits are considered "parachute payments" under Section 280G of the Code. Finally, Mr. Higginbotham also is subject to certain restrictive covenants relating to non-competition, non-solicitation, confidentiality and non-disparagement. Mr. Higginbotham has agreed that for a period of one year following the termination of his employment, he will not engage in a business that competes against the business of the Company (as defined in the agreement) in any geographic area in which the Company engages in such business. He has also agreed that for a period of 24 months after the termination of his employment, he will not solicit or induce any employees of the Company to leave their employment with the Company.

"Cause" is defined in Mr. Higginbotham's employment agreement to mean: (i) the repeated and material failure to perform his material duties under his employment agreement, or to follow the Company's policies and procedures applicable to executive officers of the Company in effect from time to time, after notice and a reasonable opportunity to cure; (2) willful malfeasance in connection with the performance of his duties under his employment agreement; (3) being convicted of, or pleading guilty or *nolo contendere* to, or being indicted for a felony or other crime involving theft, fraud or moral turpitude; (4) fraud or embezzlement against the Company; (5) the failure to comply with, in any material respects, any proper and lawful written direction of the Board related to the provision of services to the Company that is not inconsistent with his employment agreement, after notice to Mr. Higginbotham of such failure and a 30-day opportunity to cure; or (6) the material violation of any of the restrictive covenants set forth in his employment agreement.

"Good Reason" is defined in Mr. Higginbotham's employment agreement to mean his voluntary termination for one of the following reasons: (1) a material diminution of his authority, responsibilities, or position from those set forth in his employment agreement; (2) a reduction in his base salary or target bonus; (3) a required relocation of his principal place of business more than 50 miles from the applicable location specified in his agreement; (4) written notification by the Company of non-renewal of the agreement at least 120 days prior to the last day of the term or any renewal period; or (5) a material breach by the Company of a material term of his employment agreement. The Company will have an opportunity to cure the good reason within thirty days after receiving notice from Mr. Higginbotham.

*Mr. Baldwin.* Mr. Baldwin will receive 18 months of COBRA health continuation premiums if his employment is terminated or upon the expiration of the term of his employment agreement. In addition, stock options awarded to Mr. Baldwin in 2008 will become fully vested and exercisable in the event of his death or if his service as a member of the Board terminates other than due to his voluntary resignation.

*Messrs. Bambarger, Gaffney, Daughtridge and Schuetzle.* Under their respective employment agreements, Messrs. Bambarger, Gaffney, Daughtridge and Schuetzle are entitled to receive continued payments equal to 12 months base salary (net of any compensation received from any third-party employer during this severance period) and payment of COBRA health benefit premiums in the event the Company terminates their employment without cause. Mr. Bambarger is also entitled to this severance if his employment is terminated for good reason. Upon termination for death, total disability or without cause, these Named Executive Officers are generally entitled to a bonus for the fiscal year in which the termination date occurs, pro-rated for the period of employment in such fiscal year.

Messrs. Bambarger, Gaffney, Schuetzle and Daughtridge have each agreed that for a period of one year following the termination their employment they will not engage in a business that competes against the business of the Company (as defined in their respective agreements) in any geographic area in which the Company engages in such business. Each of them have also agreed that for a period of 24 months after the termination of their employment, they will not solicit or induce any employees of the Company to leave their employment with the Company. Each of them are also subject to certain restrictive covenants relating to confidentiality and non-disparagement.

"Cause" is expressly defined in the agreements of these Named Executive Officers as: (1) material failure to perform duties under the agreement or to follow the Company's policies and procedures applicable to executive officers of the Company, after notice and a reasonable opportunity to cure; (2) willful malfeasance by the executive officer in connection with performance of duties; (3) being convicted of, or pleading guilty to, or being indicted for a felony or other crime involving theft, fraud or moral turpitude; (4) fraud or embezzlement against the Company; (5) failure of the executive officer to obey in any material respect any proper direction from the Board or the Chief Executive Officer, as applicable; or (6) the material violation of any confidentiality, non-compete or other restrictive covenant. With respect to Mr. Gaffney, "cause" is also defined to mean, based on the results of an investigation with the SEC, the Board's determination that Mr. Gaffney's conduct or actions represented willful malfeasance in connection with the performance of his job.

"Good Reason" is defined under Mr. Bambarger's agreement as: (1) any material diminution of any of Mr. Bambarger's significant duties; (2) any material breach of the employment agreement by the Company; (3) any material reduction in Mr. Bambarger's aggregate base salary and bonus opportunities; or (4) any relocation of Mr. Bambarger's principal place of employment to a location more than 50 miles from the Company's current headquarters.

*Mr. Gaffney's Services Agreement.* As discussed earlier, Mr. Gaffney entered into the Services Agreement on October 21, 2008. If, before October 21, 2010, the Company terminates Mr. Gaffney's employment without cause (as defined in the Services Agreement) or due to death or disability, subject to Mr. Gaffney's execution and non-revocation of the Company's standard form of release of all known claims, the Company will continue to pay Mr. Gaffney for a one-year period his annual retainer of $291,512. If, however, during that one-year period, Mr. Gaffney receives any compensation from a third-party employer, the Company's payments owed to Mr. Gaffney will be reduced by the amount of compensation he receives from such third-party employer during that one-year period.

The Services Agreement continues the non-competition and non-solicitation obligations under Mr. Gaffney's prior employment agreement. Mr. Gaffney also will be subject to certain restrictive covenants relating to confidentiality and intellectual property ownership.

*Ms. Brown.* As noted above, Ms. Brown resigned as an employee of the Company, effective July 2, 2008. Under her Separation and Release Agreement, the Company agreed to pay severance consisting of (1) continued payment of her base salary ($233,064) for twelve months (net of any third-party employer compensation that Ms. Brown may receive) and (2) payment of any COBRA premiums due for Ms. Brown and her covered dependents under the Company's group health insurance programs to the extent coverage is elected. In exchange for this severance, Ms. Brown gave the Company a general release of claims, except that the Indemnification Agreement between the Company and Ms. Brown, effective December 4, 2002, and the Affirmation and Undertaking Re: Advance for Expenses between them, dated October 18, 2006, remain in full force and effect. The Company also agreed to amend Ms. Brown's post-employment non-competition restriction from one year to six months.

*Stock Option Plan.* Under our 2002 Stock Option Plan, as amended and restated December 6, 2006, and under the option award agreements for options granted in 2008 under the 2008 Stock Incentive Plan, if the Company is not the surviving corporation in any merger, sale of assets or sale of stock, consolidation or corporate reorganization involving the Company, the vesting of all stock options will accelerate and become exercisable immediately prior to the transaction if the options are not assumed by the acquiring entity. Upon the closing of the change in control transaction, all outstanding options will terminate.

The table below quantifies the compensation that would become payable under existing plans and arrangements if each Named Executive Officer's employment, other than Ms. Brown's, had terminated on September 30, 2008. The table also shows the additional value that our Named Executive Officers would have received if a change in control occurred on September 30, 2008 if all unvested options held by each executive officer were to vest upon a change in control using the closing price of our Common Stock on the last trading day of the fiscal year, which was $20.77. Since Ms. Brown resigned her employment with the Company on July 2, 2008, the amounts shown in the table reflect the actual payments she received or is entitled to receive following her departure under the Separation and Release Agreement described on page 40. Amounts shown for all other Named Executive Officers are estimates only, as the actual obligation can only be determined at the time of the Named Executive Officer's separation from our Company. The amounts described below are in addition to benefits that are generally available to our employees such as distributions under our 401(k) plan, disability or life insurance benefits and accrued vacation.

**Potential Payments Upon Termination or Change in Control**

| Name | Severance Amount ($)(1) | Accelerated Vesting of Stock Options ($)(2) | Health Benefit Continuation ($)(3) | Estimated Tax Gross-Up ($) | Total ($) |
|---|---|---|---|---|---|
| John B. Higginbotham | | | | | |
| *Change in Control* | 1,126,194 | 0 | 15,049 | 0 | 1,141,243 |
| *Good Reason* | 1,126,194 | 0 | 15,049 | — | 1,141,243 |
| *Without Cause* | 1,126,194 | 0 | 15,049 | — | 1,141,243 |
| *For Cause* | — | — | — | — | — |
| *Death* | 496,194 | 0 | — | — | 496,194 |
| *Disability* | 496,194 | 0 | — | — | 496,194 |
| *Non-Renewal of Employment Agreement* | 136,194 | 0 | — | — | 136,194 |
| William M. Bambarger, Jr. | | | | | |
| *Change in Control* | — | 380,000 | — | — | 380,000 |
| *Good Reason (including non-renewal)* | 334,846 | — | 14,103 | — | 348,949 |
| *Without Cause* | 334,846 | — | 14,103 | — | 348,949 |
| *For Cause* | — | — | — | — | — |
| *Death* | 99,846 | — | — | — | 99,846 |
| *Disability* | 99,846 | — | — | — | 99,846 |
| Peter J. Gaffney | | | | | |
| *Change in Control* | — | 250,200 | — | — | 250,200 |
| *Good Reason* | — | — | — | — | — |
| *Without Cause* | 360,106 | — | 14,103 | — | 374,209 |
| *For Cause* | — | — | — | — | — |
| *Death* | 95,106 | — | — | — | 95,106 |
| *Disability* | 95,106 | — | — | — | 95,106 |
| James G. Schuetzle | | | | | |
| *Change in Control* | — | 29,190 | — | — | 29,190 |
| *Good Reason* | — | — | — | — | — |
| *Without Cause* | 334,199 | — | 15,049 | — | 349,248 |
| *For Cause* | — | — | — | — | — |
| *Death* | 99,329 | — | — | — | 99,329 |
| *Disability* | 99,329 | — | — | — | 99,329 |

| Name | Severance Amount ($)(1) | Accelerated Vesting of Stock Options ($)(2) | Health Benefit Continuation ($)(3) | Estimated Tax Gross-Up ($) | Total ($) |
|---|---|---|---|---|---|
| Stuart C. Daughtridge | | | | | |
| *Change in Control* | — | 50,040 | — | — | 50,040 |
| *Good Reason* | — | — | — | — | — |
| *Without Cause* | 324,244 | — | 15,049 | — | 339,293 |
| *For Cause* | — | — | — | — | — |
| *Death* | 89,323 | — | — | — | 89,323 |
| *Disability* | 89,323 | — | — | — | 89,323 |
| Alan W. Baldwin | | | | | |
| *Change in Control* | — | 0 | — | — | 0 |
| *Good Reason* | — | — | — | — | — |
| *Without Cause* | — | 0 | 15,531 | — | 15,531 |
| *For Cause* | — | — | — | — | — |
| *Death* | — | 0 | — | — | 0 |
| *Disability* | — | — | — | — | — |
| *Expiration of Term of Employment Agreement* | — | 0 | 15,531 | — | 15,531 |
| Elaine M. Brown (4) | 233,064 | — | 14,103 | — | 247,167 |

(1) Includes the one-time multiple of salary and bonus award, as applicable, as outlined in the narrative above. For Mr. Higginbotham, this amount also includes the cash bonus described in the narrative above.

(2) The estimated amount of benefit was calculated by multiplying the number of unvested options held by the applicable Named Executive Officer by the difference between the closing price of our Common Stock on the last trading day of the fiscal year, which was $20.77, and the exercise price of the option.

(3) Includes the cost of premium payments for COBRA continuation coverage as outlined in the narrative above.

(4) Ms. Brown departed from the Company on July 2, 2008. The amounts shown reflect the amounts paid and payable under her Separation and Release Agreement dated July 2, 2008.

**Non-Employee Director Fiscal 2008 Compensation**

Our non-employee directors receive a combination of equity and cash compensation for service on our Board of Directors. The two directors who are Company employees – Mr. Baldwin and Mr. Higginbotham – do not receive cash Board fees or equity for their Board service.

At the beginning of fiscal year 2008, non-employee directors, other than the Chairman of the Board, received an annual retainer of $24,000. Additionally, each non-employee director received $6,000 per year for service on a committee, up to a maximum of two committees. Effective March 15, 2008, the Board of Directors made certain changes to the compensation payable to our non-employee directors other than the Chairman of the Board. The annual retainer for non-employee directors, other than the Chairman, was increased to $36,000. The committee fee structure was also changed. Effective March 15, 2008, the chairperson of the Compensation Committee and Audit Committee each is entitled to receive $6,000 per year for his services. Each member of the Audit Committee (including the chairperson) is eligible to receive an additional $6,000 per year for his services on the Audit Committee. No change was made to the fee structure for the Chairman of the Board. For fiscal year 2008, our Chairman, Dr. Albertine, received an annual cash retainer of $48,000 and $12,000 per year for his services on any committee, up to a maximum of two committees. All Board and committee retainer fee amounts are paid in equal quarterly installments.

In additional to regular fees, directors may receive additional compensation for their services. In fiscal year 2008, the Board approved a one-time payment in the amount of $6,000 to each of Messrs. Casner and Leimkuhler for additional services rendered as Board members. The Company also pays or reimburses directors for travel, lodging and related expenses incurred in connection with attending board, committee and stockholder meetings and other Company business-related events.

In fiscal year 2008, options to purchase Common Stock under our 2008 Stock Incentive Plan were awarded to non-employee directors. The number of options and the per-share exercise price are shown in the table below.

## Director Grants of Plan-Based Awards in Fiscal Year 2008

The stock option awards have been adjusted to account for our two-for-one stock split, which was effective on August 25, 2008. The split was structured in the form of a 100% stock dividend, distributed on September 5, 2008 to stockholders of record on August 25, 2008. As a result of the stock split, outstanding stock option awards were adjusted.

| Name | Grant Date (1) | Initial Option Grant: Number of Securities Underlying Options (#) | Annual Option Grant: Number of Securities Underlying Options (#) | Exercise Price ($/Sh)(2) | Fair Value at Grant ($)(3) |
|---|---|---|---|---|---|
| John M. Albertine, *Chairman* | 7/29/08 | — | 10,000 | 23.03 | 90,940 |
| James B. Armor, Jr. (4) | 3/14/08 | 30,000 | — | 12.64 | 107,250 |
| | 7/29/08 | — | 10,000 | 23.03 | 90,940 |
| Paul G. Casner, Jr. | 7/29/08 | — | 10,000 | 23.03 | 90,940 |
| William F. "Mickey" Harley III (5) | — | — | — | — | — |
| William F. Leimkuhler | 7/29/08 | — | 10,000 | 23.03 | 90,940 |
| R. Doss McComas | 7/29/08 | — | 10,000 | 23.03 | 90,940 |

(1) One-third of the annual grant options vest on each of the first three anniversaries of the grant date. All annual grant options expire on the tenth anniversary of the grant date. One-third of the initial grant options vested on the grant date and one-third of the options vest on each of the first and second anniversaries of the grant date. The initial grant options expire on the fifth anniversary of the grant date. In the event of a Change in Control (as defined in the award agreements) all unvested options immediately vest.

(2) The exercise price is equal to the closing price of the Company's Common Stock as quoted on NASDAQ on the grant date.

(3) The amounts reported in this column represent the full grant date fair value of the awards calculated in accordance with FAS 123R, using the Black-Scholes option-pricing model. For additional information about the assumptions used in these calculations, see Note 13 to the audited consolidated financial statements of the Company included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

(4) Gen. Armor was appointed as a director effective March 14, 2008.

(5) Mr. Harley resigned as a director effective February 25, 2008.

The following table sets forth the total cash and equity compensation paid to our non-employee directors for their service on the Board of Directors and committees of the Board of Directors during fiscal 2008.

**Non-Employee Director Compensation**

| Name | Fees Earned or Paid in Cash ($) | Option Awards ($)(1)(2) | Total ($) |
|---|---|---|---|
| John M. Albertine, *Chairman* | 72,000 | 58,707 | 130,707 |
| James B. Armor, Jr. (3) | 19,780 | 58,677 | 78,457 |
| Paul G. Casner, Jr. | 48,593 | 58,899 | 107,492 |
| William F. "Mickey" Harley III (4) | 14,538 | 12,083 | 26,621 |
| William F. Leimkuhler | 51,593 | 53,382 | 104,976 |
| R. Doss McComas | 42,297 | 53,382 | 95,679 |

(1) The amounts set forth in this column represent the value of stock options recognized for financial statement reporting purposes for fiscal 2008 disregarding estimates of forfeitures related to service-based vesting conditions. Under the required FAS 123R methodology, the compensation expense reflected is for grants made in fiscal 2008 and grants made in prior years that continued to be expensed in fiscal 2008. For additional information about the assumptions used in these calculations, see Note 14 to the audited consolidated financial statements of the Company included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2008. The amounts in this column differ from amounts shown in the prior table entitled "Director Grants of Plan-Based Awards in Fiscal Year 2008," because that table includes the full fair value as of the grant date of stock options granted during fiscal 2008 as calculated under FAS 123R.

(2) At September 30, 2008, our non-employee directors had the following outstanding stock option awards, some of which were not fully vested: John M. Albertine, 50,000 options; James B. Armor, Jr., 40,000 options; Paul G. Casner, Jr., 50,000 options; William F. Leimkuhler, 80,000 options; R. Doss McComas, 90,000 options. These outstanding option awards have been adjusted to account for our two-for-one stock split, which was effective August 25, 2008.

(3) Gen. Armor was appointed as a director effective March 14, 2008.

(4) Mr. Harley resigned as a director effective February 25, 2008.

## OTHER MATTERS

### Policy on Transactions and Arrangements with Related Persons

The Company has adopted a written policy for approval of transactions and arrangements between the Company and the Company's current and recent former directors, director nominees, current and recent former executive officers, greater than five percent stockholders, and their immediate family members where the amount involved exceeds $100,000 (each, a "Related Person").

The policy provides that the Audit Committee reviews certain transactions subject to the policy and determines whether or not to approve or ratify those transactions. In doing so, the Audit Committee takes into account, among other things, whether the transaction is on terms that are no less favorable to the Company than terms generally available to an unaffiliated third party under similar circumstances and the materiality of the Related Person's interest in the transaction.

The Audit Committee has considered and adopted standing pre-approvals under the policy for certain limited transactions with Related Persons that meet specific criteria. Information on transactions subject to pre-approval is provided to the appropriate committee at its next regularly scheduled meeting. Pre-approved transactions are limited to:

- employment by the Company of an executive officer of the Company if (a) the related compensation is required to be reported in the Company's proxy statement under the SEC's compensation disclosure requirements or (b) the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the Company's proxy statement under the SEC's compensation disclosure requirements if the executive officer was a "named executive officer," and the Compensation Committee approved (or recommended that the Board approve) such compensation;
- compensation paid to a director if the compensation is required to be reported in the Company's proxy statement under the SEC's compensation disclosure requirements;
- certain transactions with other companies, charitable organizations, foundations or universities at which the Related Person's only relationship is as an employee (other than an executive officer), director and/or, in the case of a company, beneficial owner of less than 10% of an equity interest in the company, if the aggregate amount involved does not exceed the greater of $200,000 or 5% of that company or charitable organization's total annual revenues;
- certain transactions where the Related Person's interest arises solely from the ownership of the Company's Common Stock and holders of the Company's Common Stock received the same benefit on a *pro rata* basis;
- transactions involving a Related Person where the rates or charges involved are determined by competitive bids; and
- transactions with a Related Person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

### Certain Relationships and Related Transactions

On February 29, 2008, the Company entered into a Stock Repurchase Agreement with Fursa Alternative Strategies LLC ("Fursa") to repurchase 2,129,944 shares of the Company's Common Stock that Fursa beneficially owned on behalf of its affiliated investment funds and separately managed accounts over which it exercised discretionary authority. The repurchased shares represented approximately 11% of the Company's total shares of Common Stock outstanding as of February 29, 2008, and Fursa's entire ownership interest in the Company. The shares were repurchased at a purchase price of $11.00 per share, which totaled approximately $23.4 million in the aggregate. In accordance with the Company's Related Person Transaction Policies and

Procedures (described above), prior to the transaction the Audit Committee reviewed the material facts of the repurchase and approved the repurchase. William F. Harley III, a director of the Company until his resignation on February 25, 2008, also served as the President and Chief Investment Officer of Fursa at the time of this transaction. The share and per share numbers have been adjusted to account for the two-for-one stock split, which was effective on August 25, 2008.

**Stockholder Proposals and Director Nominations at Annual Meetings**

The Bylaws provide that, to be properly brought before the annual meeting, business must be (1) specified in the notice of the annual meeting (or any supplement thereto) given by the Company pursuant to the Bylaws, (2) brought before the annual meeting by or under the direction of the Board of Directors (or the Chairman of the Board, the Chief Executive Officer or the President), or (3) properly brought before the annual meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before the annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Company. The Bylaws provide that nominations of persons for election to the Board of Directors of the Company may be made at the annual meeting, by or under the direction of the Board of Directors, or by any nominating committee or person appointed by the Board of Directors, or by any stockholder of the Company entitled to vote for the election of directors at the annual meeting who complies with the notice procedures set forth below. Such nominations, other than those made by or under the direction of the Board of Directors or by any nominating committee or person appointed by the Board of Directors, can only be made pursuant to timely notice in writing to the Secretary of the Company.

In each case, to be timely, such stockholder's notice must be delivered to or mailed to and received by the Secretary of the Company at the principal executive offices of the Company, not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the date of the annual meeting. If, during the prior year the Company did not hold an annual meeting, or if the date of the annual meeting has changed more than 30 days from the first anniversary of the prior year's annual meeting (other than as a result of adjournment), then, to be timely, such stockholder's notice must be delivered to or mailed and received by the Secretary of the Company at the principal executive offices of the Company not earlier than the close of business on the 120th day prior to the date of the annual meeting and not later than the close of business on the later of the 90th day prior to the date of the annual meeting or the 10th day following the day on which public announcement (as described in the Bylaws) of the date of the annual meeting is first made. Accordingly, for our 2010 annual meeting, notice of a nomination or proposal must be delivered to us no later than November 28, 2009 and no earlier than October 29, 2009.

Such stockholder's notice shall set forth: (i) as to each person whom the stockholder proposes to nominate for election as a director, (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of the Company's Common Stock that are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations under the Exchange Act; (ii) as to each matter the stockholder proposes to bring before the annual meeting, (a) a brief description of the business desired to be brought before the annual meeting, (b) the reasons for conducting such business at the annual meeting, and (c) any material interest of the stockholder in such business; and (iii) as to the stockholder giving the notice, (a) the name and address of the stockholder, and (b) the class and number of shares of the Company's Common Stock that are beneficially owned by the stockholder. The Company may require any proposed nominee or stockholder to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company or the eligibility of the stockholder to bring business before the annual meeting.

If a stockholder intends to present a stockholder proposal at the 2010 annual meeting in a manner other than by the inclusion of the proposal in the Company's proxy statement and proxy relating to that meeting, unless the stockholder has timely notified the Company of such intention pursuant to the notice requirements set forth above, the proxies named by the Company may exercise their discretionary voting authority on the matter in accordance with their best judgment.

**Stockholder Proposals for Inclusion in 2010 Proxy Materials**

Pursuant to applicable rules under the Exchange Act, some stockholder proposals may be eligible for inclusion in the Company's 2010 proxy statement and proxy card. Any such stockholder proposals must be submitted in writing to the Secretary of the Company no later than September 23, 2009. Any such stockholder proposal should be addressed to Jeffrey A. Rosolio, Secretary, and delivered to the Company's principal executive offices.

**Householding**

The broker, bank or other nominee for any stockholder who is a beneficial owner, but not the record holder, of the Company's shares may deliver only one copy of the Company's proxy statement and annual report to multiple stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the stockholders. The Company will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the proxy statement and annual report, now or in the future, may obtain one, without charge, by addressing a request to Jeffrey A. Rosolio, Secretary, Integral Systems, Inc., 5000 Philadelphia Way, Lanham, Maryland 20706-4417 or by calling 301-731-4233. You may also obtain a copy of the proxy statement and annual report from the Company's website (*www.integ.com/investing*). Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

**Availability of Annual Report on Form 10-K**

The Company's Annual Report to stockholders on Form 10-K for the fiscal year ended September 30, 2008 is included with these proxy solicitation materials. **A copy of the Company's Annual Report, including the financial statements and the financial statement schedules included therein, is also available without charge by visiting the Company's website (*www.integ.com/investing*) or upon written request to the Company at 5000 Philadelphia Way, Lanham, Maryland 20706-4417, Attn.: Jeffrey A. Rosolio, Secretary.**

BY ORDER OF THE BOARD OF DIRECTORS

John B. Higginbotham
Chief Executive Officer and President

January 21, 2009
Lanham, Maryland

## APPENDIX A

## AMENDMENTS TO THE CHARTER OF INTEGRAL SYSTEMS, INC.

FIRST: The name of the corporation is INTEGRAL SYSTEMS, INC. (hereinafter the "Corporation").

SECOND: The purposes for which the Corporation is formed are:

To carry on an engineering services and consulting business, to engage in any other lawful act or activity for which corporations may be organized under the laws of Maryland and to engage in any transaction deemed necessary, convenient or incidental to the foregoing purpose.

In aid of, or in connection with, the foregoing, or in the use, management, improvement, or disposition of its property, the Corporation shall have the power:

(a) To do all things lawful, necessary or incidental to the accomplishment of the purposes set forth above; to exercise all lawful powers possessed by Maryland corporations of similar character; to enter into partnerships or joint ventures, and to engage in any business in which a corporation organized under the laws of Maryland may engage, except any business that is required to be specifically set forth in the ~~Articles of Incorporation~~charter of the Corporation.

(b) The objects, powers and purposes specified in any clause or paragraph hereinbefore contained shall be construed as objects and powers in furtherance and not in limitation of the general powers conferred upon corporations by the laws of the State of Maryland, and it is hereby expressly provided that the foregoing enumeration of specific powers shall in no way limit or restrict any other power, object or purpose of the Corporation or in any manner affect any general powers or authority of the Corporation.

THIRD: The post office address of the principal office of the Corporation in Maryland is 5000 Philadelphia Way, Suite A, Lanham, Prince George's County, Maryland 20706. The name and post office address of the resident agent of the Corporation in Maryland is ~~Thomas L. Gough~~William M. Bambarger, Jr. at the same address.

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is one class of Forty Million (40,000,000) shares of common stock with par value of $0.01 per share. The aggregate par value of all shares of the Corporation's stock is $400,000.

FIFTH: The number of directors shall initially be set at ~~six~~seven (~~6~~7) members. The number of directors may be increased or decreased by the Board of Directors pursuant to the bylaws of the Corporation.

~~SIXTH: Provisions for regulation of the internal affairs of the Corporation are: None.~~

~~SEVENTH~~SIXTH: The Corporation shall exist perpetually.

~~EIGHTH~~SEVENTH: No holder of any shares of stock of the Corporation, and no holder of any other security issued by the Corporation, whether now or hereafter authorized, shall have any pre-emptive rights.

~~NINTH~~EIGHTH: The Corporation shall indemnify as determined by the Board of Directors any person who is serving or has served as a director or officer or employee or agent of this Corporation to the extent permitted by Maryland Law, who has been made, or is threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit or proceeding by or in the right of the Corporation), by reason of the fact that the person is or was a director or officer or employee or agent of the Corporation, or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to an employee benefit plan of the Corporation, or serves or served at the request of the

Corporation as a director, or as an officer, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise, or as an employee, or as an agent, except in relation to matters as to which such person is adjudged in such action, suit or proceedings or otherwise determined to be liable for negligence or misconduct in the performance of duty.

In addition, the Corporation as determined by the Board of Directors shall pay for or reimburse any expenses incurred by such persons who are parties to such proceedings, in advance of this final disposition of such proceedings, to the extent permitted by the Maryland law.

NINTH: Notwithstanding any provision of Maryland law permitting or requiring any action to be taken or approved by the affirmative vote of the holders of shares entitled to cast a greater number of votes, any such action shall be effective and valid if taken or approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

## Integral Systems, Inc.
## Officers

Chief Executive Officer and President
*John B. Higginbotham*

Chief Financial Officer and Treasurer
*William M. Bambarger, Jr.*

Executive Vice President and General Manager,
Space Communications Systems
*Stuart C. Daughtridge*

Senior Vice President,
Corporate Business Development
*James J. Frelk*

Senior Vice President,
Commercial Systems
*James B. Kramer*

Executive Vice President,
Human Resources and Administration,
and Secretary
*Jeffrey A. Rosolio*

Executive Vice President,
Government Systems
*James G. Schuetzle*

## Integral Systems, Inc.
## Board of Directors

Chairman of the Board
*John M. Albertine*
*Chairman and Chief Executive Officer,*
*Albertine Enterprises, Inc.*

Independent Director
*Major General James B. Armor, Jr. (ret.)*
*Owner and Chief Executive Officer,*
*The Armor Group, LLC*

Director
*Alan W. Baldwin*
*Former Interim Chief Executive Officer*
*and President,*
*Integral Systems, Inc.*

Independent Director
*Paul G. Casner, Jr.*

Director
*John B. Higginbotham*
*Chief Executive Officer and President,*
*Integral Systems, Inc.*

Independent Director
*William F. Leimkuhler*
*General Counsel and Director of Business*
*Development, Paice Corporation*

Independent Director
*R. Doss McComas*
*President, IWS Communications and*
*President, Persistent Telecom*


NOAA

Integral Systems, Inc.
5000 Philadelphia Way · Lanham, MD 20706-4417 · U.S.A
Telephone: 301.731.4233 · Fax: 301.731.9606 · e-mail: sales@integ.com
www.integ.com

END